Exhibit 99.2

EXECUTION VERSION

AURICO GOLD INC.

and

ALAMOS GOLD INC.

ARRANGEMENT AGREEMENT

Dated as of April 12, 2015

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) made as of the 12 day of April, 2015.

BETWEEN:

AURICO GOLD INC., a company amalgamated under the laws of Ontario,

(hereinafter referred to as “AuRico”)

- and -

ALAMOS GOLD INC., a company amalgamated under the laws of British Columbia,

(hereinafter referred to as “Alamos” and together with AuRico, the “Parties” and each, a “Party”)

WITNESSES THAT:

WHEREAS AuRico and Alamos wish to enter into a transaction providing for, among other things (a) the acquisition of all of the Alamos Shares by AuRico, (b) the amalgamation of Alamos and AuRico and (c) the sale of part of the business of AuRico to New AuRico and the distribution of a portion of the proceeds from such sale (being New AuRico Shares) to all the former holders of AuRico Shares and Alamos Shares following the amalgamation in (b) above;

AND WHEREAS AuRico and Alamos propose to effect the transaction by way of a plan of arrangement under the provisions of the OBCA;

AND WHEREAS AuRico and Alamos negotiated in good faith the terms of a definitive arrangement agreement and elements of the plan of arrangement which terms and elements are set forth in this Agreement and the Plan of Arrangement;

AND WHEREAS the board of directors of each of AuRico and Alamos have unanimously determined that it would be in the best interest of each corporation to enter into and complete the transactions contemplated by this Agreement;

AND WHEREAS the Parties intend that the issuance of the 3(a)(10) Securities (will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon similar exemptions therefrom;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:

DEFINITIONS, INTERPRETATION AND SCHEDULES

Definitions

In this Agreement, unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

(a)	“3(a)(10) Securities” means one or more of, or all of, as applicable, the AuRico Shares, the Amalco Shares, Class A Shares, Replacement Amalco Securities, Amalco DSUs, Replacement Options, Amalco RSUs, Replacement SARs, Amalco Warrants and New AuRico Shares;

(b)	“Aboriginal Group” includes any Indian or Indian Band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Métis person or people, aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal or Métis interest, and any Person or group representing, or purporting to represent, any of the foregoing;

(c)	“Accredited Investor” shall have the meaning ascribed thereto in subsection 4.10(b)(i);

(d)	“affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106 Prospectus and Registration Exemptions, unless stated otherwise;

(e)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(f)	“Alamos” means Alamos Gold Inc., a company existing under the BCBCA;

(g)	“Alamos Acquisition Proposal” means other than the transactions between the Parties or New AuRico contemplated by this Agreement, any proposal, offer or expression of interest from any Person or group of Persons acting “jointly or in concert”, other than AuRico or an AuRico Subsidiary, to directly or indirectly, acquire in any manner more than 20% of the assets of Alamos (on a consolidated basis) or more than 20% of the Alamos Shares, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, issuer bid, exchange offer, sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Alamos and/or the Alamos Subsidiaries or any of their respective securityholders or any other Person whether by way of a single or multistep transaction or series of related transactions, or a written proposal to do so, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to a Party contemplated by this Agreement or the Arrangement or which could reasonably be expected to reduce the benefits to AuRico under this Agreement or the Arrangement;

(h)	“Alamos Arrangement Resolution” means the special resolution of the Alamos Shareholders approving the Plan of Arrangement substantially in the form attached as Schedule D;

(i)	“Alamos Benefit Plan” means all plans, including the Alamos SERP, with respect to any Alamos or Alamos Subsidiary employees or other service providers or former employees or former service providers to which Alamos or any Alamos Subsidiary is a party to or bound by or to which Alamos or any Alamos Subsidiary has an obligation to contribute or with respect to which Alamos or any Alamos Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than those benefits provided solely under a Statutory Plan;

(j)	“Alamos Board” means the board of directors of Alamos;

(k)	“Alamos Board Approval” shall have the meaning ascribed thereto in subsection 3.1(d);

(l)	“Alamos Circular” means the notice of the Alamos Meeting to be sent to Alamos Shareholders and the management information circular to be prepared in connection with the Alamos Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Alamos Meeting;

(m)	“Alamos Commodity Linked Agreement” shall have the meaning ascribed thereto in subsection 3.1(qq);

(n)	“Alamos Continuance” means the continuance of Alamos from the BCBCA to the OBCA;

(o)	“Alamos Continuance Resolution” means the special resolution of the Alamos Shareholders approving the Continuance substantially in the form attached as Schedule E;

(p)	“Alamos Disclosure Letter” means the letter dated as of the date of this Agreement, delivered by Alamos to AuRico pursuant to Section 3.3 with respect to certain matters in this Agreement;

(q)	“Alamos Documents” shall have the meaning ascribed thereto in subsection 3.1(dd);

(r)	“Alamos Deferred Share Unit Plan” means the deferred share unit plan for directors of Alamos effective December 4, 2012;

(s)	“Alamos DRIP” means the dividend reinvestment plan of Alamos effective March 26, 2015, as amended or supplemented from time to time;

(t)	“Alamos DSUs” means deferred share units granted under the Alamos Deferred Share Unit Plan;

(u)	“Alamos Ejido Property” shall have the meaning ascribed thereto in subsection 3.1(x)(xii);

(v)	“Alamos ESPP” means the Alamos Employee Share Purchase Plan;

(w)	“Alamos Exchange Ratio” means 1.9818 AuRico Shares for each Alamos Share, subject to adjustment in accordance with the terms hereof;

(x)	“Alamos Executives” means John McCluskey, Jamie Porter, Charles Tarnocai, Greg Fisher, Christine Barwell and Andrew Cormier;

(y)	“Alamos Fairness Opinion” shall have the meaning ascribed thereto in subsection 3.1(d);

(z)	“Alamos Financial Statements” shall have the meaning ascribed thereto in subsection 3.1(k);

(aa)	“Alamos Incentive Compensation Plans” means the Alamos Deferred Share Unit Plan, the Alamos Restricted Share Unit Plan, the Alamos Stock Option Plan and the Alamos Stock Appreciation Rights Plan;

(bb)	“Alamos Lock-Up Agreements” means the voting and support agreements dated the date hereof and made between AuRico and the Alamos Locked-Up Shareholders substantially in the form attached as Schedule K;

(cc)	“Alamos Locked-Up Shareholders” means (i) the officers and directors of Alamos that own, or exercise control or direction over, Alamos Shares or securities convertible into, or exchangeable for, Alamos Shares and (ii) Alamos with respect to all AuRico Shares or securities convertible into , or exchangeable for, AuRico Shares which Alamos owns or exercises control or direction over (including for greater certainty all AuRico Shares subscribed for by Alamos pursuant to Section 4.10);

(dd)	“Alamos Meeting” means the special meeting, including any adjournments or postponements thereof, of the Alamos Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the Alamos Continuance Resolution and the Alamos Arrangement Resolution;

(ee)	“Alamos Mineral Rights” shall have the meaning ascribed thereto in subsection 3.1(n)(i);

(ff)	“Alamos Options” means options to acquire Alamos Shares issued pursuant to or governed by the Alamos Stock Option Plan;

(gg)	“Alamos Permitted Encumbrances” means:

(i)

minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Alamos Property or Alamos Mineral Rights;

(ii)	undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Alamos;

(iii)	statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Alamos Property or Alamos Mineral Rights or served upon Alamos pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable;

(iv)	the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the Alamos Property or Alamos Mineral Rights or materially impair the operation of the operation or enjoyment of the Alamos Property or Alamos Mineral Rights; and

(v)	the Encumbrances listed in Schedule H attached hereto;

(hh)	“Alamos Property” shall have the meaning ascribed thereto in subsection 3.1(n)(i);

(ii)	“Alamos Public Disclosure Record” means all documents filed by Alamos on SEDAR or EDGAR on or after January 1, 2014 and before the date hereof other than any “risk factor” disclosure contained therein;

(jj)	“Alamos Resolution” means the Alamos Arrangement Resolution and the Alamos Continuance Resolution;

(kk)	“Alamos Response Period” shall have the meaning ascribed thereto in subsection 6.4(a)(v);

(ll)	“Alamos Restricted Share Unit Plan” means the restricted share unit plan of Alamos effective June 6, 2012;

(mm)	“Alamos RSUs” means restricted share units granted under the Alamos Restricted Share Unit Plan;

(nn)	“Alamos SARs” means the cash settled stock appreciation rights granted under the Alamos Stock Appreciation Rights Plan;

(oo)	“Alamos SERP” means the Alamos Gold Inc. Unfunded Supplemental Retirement Plan effective January 1, 2014;

(pp)	“Alamos Shareholders” means at any time, the holders of Alamos Shares;

(qq)	“Alamos Shares” means the common shares in the capital of Alamos;

(rr)	“Alamos Stock Appreciation Rights Plan” means the stock appreciation rights plan of Alamos effective November 1, 2011;

(ss)	“Alamos Stock Option Plan” means the Amended Share Option Plan of Alamos last ratified, confirmed and approved by the Alamos Shareholders on May 31, 2012;

(tt)	“Alamos Subsidiaries” means, collectively, the Subsidiaries of Alamos, as listed in Schedule B attached hereto;

(uu)	“Alamos Superior Proposal” means any bona fide unsolicited written Alamos Acquisition Proposal made by an arm’s length third party that is made after the date of this Agreement (and not obtained in violation of Section 6.1 of this Agreement), to acquire all or substantially all of the assets of Alamos (on a consolidated basis) or 100% of the Alamos Shares not beneficially owned by the party making such Alamos Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the Alamos Board unanimously determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the Alamos Board (a copy of which shall be provided to AuRico promptly after the determination by the Alamos Board): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any financing condition; (iii) is not subject to a due diligence or access to information condition; (iv) in the case of an offer to acquire all of the issued and outstanding Alamos Shares, is made to all Alamos Shareholders (other than the party making such Alamos Acquisition Proposal) on the same terms and conditions (including the form and the amount of consideration); (v) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to Alamos Shareholders (other than AuRico and its affiliates and any of their respective joint actors and their respective affiliates) from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by AuRico as contemplated by subsection 6.2(b)); and (vi) failure to recommend such Alamos Acquisition Proposal to the Alamos Shareholders would be inconsistent with its fiduciary duties under applicable Law;

(vv)	“Alamos Termination Payment” shall have the meaning ascribed thereto in Section 6.5;

(ww)	“Alamos Warrant Indenture” means the warrant indenture made as of August 30, 2013 between Alamos and Computershare Trust Company of Canada;

(xx)	“Alamos Warrants” means the warrants to purchase an aggregate of 7,500,000 Alamos Shares (subject to adjustment as provided in the Alamos Warrant Indenture) issued under the Alamos Warrant Indenture;

(yy)	“Amalco” means the corporation formed by the amalgamation of AuRico and Alamos under the Plan of Arrangement to be named Alamos Gold Inc.;

(zz)	“Amalco DSUs” has the meaning ascribed to that term in the Plan of Arrangement;

(aaa)	“Amalco PSUs” has the meaning ascribed to that term in the Plan of Arrangement;

(bbb)	“Amalco Shares” has the meaning ascribed to that term in the Plan of Arrangement;

(ccc)	“Amalco Warrants” has the meaning ascribed to that term in the Plan of Arrangement;

(ddd)	“Anti-Corruptions Laws” shall have the meaning ascribed thereto in subsection 3.1(kk);

(eee)	“ARC” means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement;

(fff)	“Arrangement” means an arrangement pursuant to 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or Final Order with the consent of AuRico and Alamos, each acting reasonably;

(ggg)	“Articles of Arrangement” means the articles of arrangement of AuRico and Alamos in respect of the Arrangement, to be sent to the Director pursuant to the OBCA after the Final Order is made, which shall be in form and substance satisfactory to AuRico and Alamos, each acting reasonably;

(hhh)	“AuRico” means AuRico Gold Inc., a company existing under the OBCA;

(iii)	“AuRico 2013 LTIP” means the long term incentive plan approved by the AuRico Shareholders on May 13, 2013 which, among other things, replaced the amended Stock Option Plan of AuRico approved by the AuRico Shareholders at a special meeting of AuRico Shareholders held on February 18, 2011;

(jjj)	“AuRico 2013 Rights Plan” means the amended and restated shareholder rights agreement between AuRico and Computershare Investor Services Inc. dated May 13, 2013;

(kkk)

“AuRico Acquisition Proposal” means other than the transactions between the Parties or New AuRico contemplated by this Agreement, any proposal, offer or expression of interest from any Person or group of Persons acting “jointly or in concert”, other than Alamos or a Alamos Subsidiary, to directly or indirectly, acquire in any manner more than 20% of the assets of AuRico (on a consolidated basis) or more than 20% of the AuRico Shares or control or direction over more than 20% of the AuRico Shares, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, issuer bid, exchange offer, sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving AuRico and/or the AuRico Subsidiaries or any of their respective securityholders or any other Person, whether by way of a single or multistep transaction or series of related transactions, or a written proposal to do so, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to a Party contemplated by this Agreement or the Arrangement or which could reasonably be expected to reduce the benefits to Alamos under this Agreement or the Arrangement;

(lll)	“AuRico A&R Share Purchase Plan” means the employee share purchase plan of AuRico, amended and restated on April 9, 2014

(mmm)	“AuRico Arrangement Resolution” means the special resolution of the AuRico Shareholders approving the Plan of Arrangement substantially in the form attached as Schedule F;

(nnn)	“AuRico Benefit Plan” means all plans with respect to any AuRico or AuRico Subsidiary employees or service providers or former employees or former service providers which AuRico or any AuRico Subsidiary is a party to or bound by or to which AuRico or any AuRico Subsidiary has an obligation to contribute or with respect to which AuRico or any AuRico Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than those benefits provided solely under a Statutory Plan;

(ooo)	“AuRico Board” means the board of directors of AuRico;

(ppp)	“AuRico Board Approval” shall have the meaning ascribed thereto in subsection 3.2(d);

(qqq)	“AuRico Circular” means the notice of the AuRico Meeting to be sent to AuRico Shareholders and the management information circular to be prepared in connection with the AuRico Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the AuRico Meeting;

(rrr)	“AuRico Commodity Linked Agreement” shall have the meaning ascribed thereto in subsection 3.2(rr);

(sss)	AuRico Convertible Notes” means the 3.50% Convertible Senior Notes due 2016 issued pursuant to the AuRico Convertible Indenture;

(ttt)	AuRico Convertible Indenture” means the indenture dated as of October 5, 2010 between Northgate Minerals Corporation, BNY Trust Company of Canada and The Bank of New York Mellon as supplemented by a First Supplement dated as of October 5, 2010 and a Second Supplemental Indenture dated as of October 26, 2011;

(uuu)	“AuRico Credit Facility” means the fifth amended and restated credit agreement dated April 25, 2012, as further amended by amending agreements dated June 29, 2012,

January 31, 2013, February 14, 2014, March 5, 2014 and March 27, 2014 among AuRico, as the borrower, the Bank of Nova Scotia and Canadian Imperial Bank of Commerce as joint lead arrangers and joint book runners, the Bank of Nova Scotia as administrative agent, Canadian Imperial Bank of Commerce as syndication agent, Commonwealth Bank of Australia and The Toronto-Dominion Bank as co-documentation agents and the lenders party thereto;

(vvv)	“AuRico Disclosure Letter” means the letter dated as of the date of the Agreement, delivered by AuRico to Alamos pursuant to Section 3.4 with respect to certain matters in this Agreement;

(www)	“AuRico Documents” shall have the meaning ascribed thereto in subsection 3.2(dd);

(xxx)	“AuRico DRIP” means the dividend reinvestment plan of AuRico dated June 10, 2013, as amended or supplemented from time to time;

(yyy)	“AuRico DSUs” means deferred share units granted under, or governed by, the AuRico 2013 LTIP;

(zzz)	“AuRico Ejido Property” shall have the meaning ascribed thereto in subsection 3.2(x)(xii);

(aaaa)	“AuRico Fairness Opinion” shall have the meaning ascribed thereto in subsection 3.2(d);

(bbbb)	“AuRico Financial Statements” shall have the meaning ascribed thereto in subsection 3.2(k);

(cccc)	“AuRico Executives” means Peter McPhail, Luis Chavez, and Chris Bostwick;

(dddd)	“AuRico Lock-Up Agreements” means the voting and support agreements dated the date hereof and made between Alamos and the AuRico Locked-Up Shareholders substantially in the form attached as Schedule K;

(eeee)	“AuRico Locked-Up Shareholders” means the officers and directors of AuRico who own, or exercise control or direction over, AuRico Shares or securities convertible into, or exchangeable for, AuRico Shares;

(ffff)	“AuRico Meeting” means the special meeting, including any adjournments or postponements thereof, of the AuRico Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the AuRico Arrangement Resolution;

(gggg)	“AuRico Mineral Rights” shall have the meaning ascribed thereto in subsection 3.2(n)(i);

(hhhh)	“AuRico Options” means options issued pursuant to, or governed by, the AuRico 2013 LTIP;

(iiii)	“AuRico Permitted Encumbrances” means:

(i)	minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the AuRico Property or AuRico Mineral Rights;

(ii)	undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of AuRico;

(iii)	statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the AuRico Property or AuRico Mineral Rights or served upon AuRico pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable;

(iv)	the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the AuRico Property or AuRico Mineral Rights or materially impair the operation of the operation or enjoyment of the AuRico Property or AuRico Mineral Rights; and

(v)	the Encumbrances listed in Schedule G attached hereto;

(jjjj)	“AuRico Property” shall have the meaning ascribed thereto in subsection 3.2(n)(i);

(kkkk)	“AuRico PSUs” means performance share units granted under, or governed by, the AuRico 2013 LTIP;

(llll)	“AuRico Public Disclosure Record” means all documents filed by AuRico on SEDAR or EDGAR on or after January 1, 2014 and before the date hereof other than any “risk factor” disclosure contained therein;

(mmmm)	“AuRico Response Period” shall have the meaning ascribed thereto in subsection 6.2(a)(v);

(nnnn)	AuRico RSUs” means restricted share units granted under, or governed by, the AuRico 2013 LTIP;

(oooo)	“AuRico Senior Indenture” means the indenture dated March 27, 2014 among AuRico, the guarantors named therein and Computershare Trust Company of Canada, N.A.;

(pppp)	“AuRico Senior Secured Notes: means the 7.75% Senior Secured Lien Notes issued pursuant to the AuRico Senior Indenture;

(qqqq)	“AuRico Shareholders” means, at any time, the holders of AuRico Shares;

(rrrr)	“AuRico Shares” means the common shares in the capital of AuRico;

(ssss)	“AuRico Subsidiaries” means collectively, the Subsidiaries of AuRico, as listed in Schedule C attached hereto;

(tttt)	“AuRico Superior Proposal” means any bona fide unsolicited written AuRico Acquisition Proposal made by an arm’s length third party that is made after the date of this Agreement (and not obtained in violation of Section 6.3 of this Agreement), to acquire all or substantially all of the assets of AuRico (on a consolidated basis) or 100% of the AuRico Shares not beneficially owned by the party making such AuRico Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the AuRico Board unanimously determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the AuRico Board (a copy of which shall be provided to Alamos promptly after the determination by the AuRico Board): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any financing condition; (iii) is not subject to a due diligence or access to information condition; (iv) in the case of an offer to acquire all of the issued and outstanding AuRico Shares, is made to all AuRico Shareholders (other than the party making such AuRico Acquisition Proposal) on the same terms and conditions (including the form and the amount of consideration); (v) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to AuRico Shareholders (other than Alamos and its affiliates and any of their respective joint actors and their respective affiliates) from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Alamos as contemplated by subsection 6.4(b)); and (vi) failure to recommend such AuRico Acquisition Proposal to the AuRico Shareholders would be inconsistent with its fiduciary duties under applicable Law;

(uuuu)	“AuRico Termination Payment” shall have the meaning ascribed thereto in Section 6.6;

(vvvv)	“AuRico Trade-Marks” means any and all common law or registered trade-mark rights, trade names, trade-marks, proposed trade-marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, domain names and any registrations and applications therefor, in each case relating to the name “AuRico”, “AuRico Gold” or any variation thereof anywhere in Canada, the United States of America or Mexico, whether or not registered or registrable, including common law trade-marks, pending trade-mark registrations and applications, together with all goodwill associated with the foregoing and including the websites and domain names presently used or held for use by AuRico or any AuRico Subsidiary;

(wwww)

“Australian Royalties” means collectively (i) the royalty described in the agreement dated January 13, 2015 between Fosterville Gold Mine PTY Ltd (“Fosterville”), and Crocodile Gold Inc. (“Crocodile”) which was assigned to AuRico pursuant to an agreement dated January 14, 2015 between AuRico (as assignee), Crocodile (as assignor) and Fosterville (as royalty payor) (the “Fosterville Royalty”); (ii) the royalty described in the agreement dated January 13, 2015 between Leviathan Resources PTY Ltd (“Leviathan”), and Crocodile which was assigned to AuRico pursuant to an agreement dated January 14, 2015 between AuRico (as assignee), Crocodile (as assignor) and Leviathan (as royalty payor) (the “Leviathan Royalty”); and (iii) the royalty described in the agreement dated January 13, 2015 between Stawell Gold Mines PTY Ltd (“Stawell”), and Crocodile which was assigned to AuRico pursuant to an agreement dated January 14, 2015 between AuRico (as assignee), Crocodile (as assignor) and Stawell (as royalty payor) (the “Stawell Royalty”);

(xxxx)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Laws, and includes any Environmental Approval;

(yyyy)	“BCBCA” means the Business Corporations Act (British Columbia);

(zzzz)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British Columbia or New York City, New York;

(aaaaa)	“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 183(2) of the OBCA;

(bbbbb)	“Change in AuRico Recommendation” shall have the meaning ascribed thereto in subsection 4.1(a)(ii);

(ccccc)	“Change in Alamos Recommendation” shall have the meaning ascribed thereto in subsection 4.2(a)(ii);

(ddddd)	“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;

(eeeee)	“Class A Exchange Ratio” means 0.5046 Class A Shares for each Amalco Share, subject to adjustment in accordance with the terms hereof;

(fffff)	“Class A Shares” has the meaning ascribed to that term in the Plan of Arrangement;

(ggggg)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(hhhhh)	“Cofece” means the Comision Federal de Competencia Económica (Mexico);

(iiiii)	“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;

(jjjjj)	“Competition Act” means the Competition Act (Canada);

(kkkkk)	“Competition Act Approval” means that the Commissioner: (a) shall have issued an ARC, or (b) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;

(lllll)	“Completion Deadline” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date shall be September 30, 2015. Notwithstanding the foregoing, if the Competition Act Approval or the Mexican Regulatory Approval has not been obtained by such date, either Party may provide written notice to the other requesting a reasonable extension in order to permit the receipt of the Competition Act Approval or the Mexican Regulatory Approval, provided that such Party has been working diligently to obtain such approval, and the other Party shall, in good faith, consider and not unreasonably refuse such request;

(mmmmm)	“Confidentiality Agreement” means the confidentiality agreement dated as of January 19, 2015 between AuRico and Alamos;

(nnnnn)	“Co-operation Agreement” shall have the meaning ascribed thereto in Section 4.5;

(ooooo)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(ppppp)	“Director” means the Director appointed pursuant to Section 278 of the OBCA;

(qqqqq)	“Dissent Rights” means (i) in the case of AuRico, the rights of dissent in respect of the Arrangement described in Article 5 of the Plan of Arrangement and (ii) in the case of Alamos, the rights of dissent in respect of the Alamos Continuance and, if required by the Court, in respect of the Arrangement;

(rrrrr)	“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

(sssss)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(ttttt)	“Ejido” means communal property regime under which the Ejido members individually possess specific parcels and as a group hold common land; which are incorporated through an executive action of the Mexican Federal Government and registered with the Mexico’s National Agrarian Registry (Registro Agrario Nacional);

(uuuuu)	“Ejido Group” means the Ejido members;

(vvvvv)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing but does not include (i) when such term is used in reference to AuRico or any AuRico Subsidiary, any AuRico Permitted Encumbrance and (ii) when such term is used in reference to Alamos or any Alamos Subsidiary, any Alamos Permitted Encumbrance;

(wwwww)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims, whether or not having the force of law, issued or required by any Governmental Entity pursuant to any Environmental Laws;

(xxxxx)	“Environmental Laws” means all applicable Laws whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals;

(yyyyy)	“Excluded Taxes” means the amount of any Tax which is payable to any Governmental Entity by AuRico or any of the AuRico Subsidiaries or Amalco or any of its Subsidiaries in respect of: (i) the transfer to New AuRico of the New AuRico Property, (ii) any sale, disposition or transfer of any New AuRico Property after the date of this Agreement, (iii) the disposition of New AuRico Shares pursuant to the Arrangement or (iv) those Taxes referred to in the AuRico Disclosure Letter as “Excluded Taxes” and such other Taxes as Alamos and AuRico may agree, provided that “Excluded Taxes” shall exclude any GST/HST or PST arising or payable in respect of the transfer to New AuRico of the New AuRico Property;

(zzzzz)	“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(aaaaaa)

“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person;

(bbbbbb)	“Governmental Entity” means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

(cccccc)	“Hired Employee” means any employee listed on Schedule M that accepts an offer of employment with New AuRico made pursuant to Section 2.11;

(dddddd)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(eeeeee)	“including” means including, without limitation;

(ffffff)	“Indemnified Liabilities” means (i) the New AuRico Liabilities, (ii) all Claims by or in respect of any Hired Employee to the extent such Claims relate to events occurring at any time after the Effective Time (for greater certainty obligations of AuRico or Amalco to employees and consultants including any severance or change of control payments which may be payable in connection with the Arrangement are not Indemnified Liabilities), (iii) all liabilities and obligations related to, arising out of or in connection with, the ownership, possession, financing, development or operation of the New AuRico Property at any time after the Effective Time and (iv) those liabilities referred to as Indemnified Liabilities in the AuRico Disclosure Letter and those additional liabilities as Alamos and AuRico may agree;

(gggggg)

“Intellectual Property” means, with respect to a Person, all registered patents, copyrights, trade-marks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to the Person or its Subsidiaries;

(hhhhhh)	“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the AuRico Meeting and the Alamos Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court;

(iiiiii)	“Kemess Project” means the Kemess property, and includes the Kemess Underground Project, the Kemess East Project and the Kemess South Project, in each case as more particularly described in Schedule N;

(jjjjjj)	“Laws” means all laws, by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including U.S. Securities Laws;

(kkkkkk)	“Liability” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise), in each case, whether accrued, absolute, contingent or otherwise;

(llllll)	“Losses” means in respect of a Person and in relation to a matter, any and all losses, damages, costs, expenses and charges (including all penalties, assessments and fines) which such Person suffers, sustains, pays or incurs in connection with such matter and includes Taxes, all reasonable costs of legal counsel (on a solicitor and client basis) and other professional advisors and consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained;

(mmmmmm)

“Material Adverse Effect” means, in respect of AuRico or Alamos, any one or more changes, events, occurrences or state of facts, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, Liabilities, financial condition or continued ownership, development and operation of its properties, of AuRico and the AuRico Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event, occurrence or state of facts: (i) relating to the global economy or securities or commodities markets in general and which does not have a materially disproportionate effect on AuRico and the AuRico Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as AuRico and the AuRico Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (ii) affecting the worldwide gold, copper and silver mining industry in general and which does not have a materially disproportionate effect on AuRico and the AuRico Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as AuRico and the AuRico Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (iii) resulting from changes in the price of gold, copper and silver and which does not have a materially disproportionate effect on AuRico and the AuRico Subsidiaries on a consolidated basis, or Alamos and the Alamos Subsidiaries on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as AuRico and the AuRico Subsidiaries or Alamos and the Alamos Subsidiaries, respectively; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa; (v) relating to a change in the market trading price of publicly traded securities of AuRico or Alamos, either: (A) related to this Agreement and the Arrangement or the announcement thereof, or (B) primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (vi) or (vii) hereof; (vi) relating to any generally applicable change in applicable accounting principles; or (vii) resulting from the announcement of this Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a state of facts exists that has or could have a Material Adverse Effect;

(nnnnnn)	“Mexican Regulatory Approval” means the issuance of an authorization by Cofece to AuRico and/or Alamos, as applicable to consummate, on terms satisfactory to AuRico and/or Alamos, as applicable, the transactions contemplated hereby, or the expiry of the relevant statutory term (and any extension thereof) prescribed by the Federal Economic Competition Law (Mexico) (Ley Federal de Competencia Económica) without a decision by Cofece, and the deemed authorization of AuRico and/or Alamos, as applicable to consummate the transactions contemplated hereby;

(oooooo)	“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

(pppppp)	“New AuRico” means a corporation to be incorporated under the OBCA and following the Effective Time to be renamed AuRico Metals Inc. or such other name determined by AuRico prior to the Effective Time;

(qqqqqq)	“New AuRico Contribution Agreement” means the agreement between New AuRico, AuRico and Alamos, in a form agreeable to AuRico, New AuRico and Alamos, each acting reasonably, by which the New AuRico Property and the New AuRico Liabilities are transferred to or assumed by, as applicable, New AuRico and New AuRico indemnifies Amalco in respect of the Indemnified Liabilities, all as more particularly described in Section 2.10;

(rrrrrr)	“New AuRico Liabilities” means all of the liabilities and obligations of AuRico, whether accrued, contingent or otherwise, which pertain or relate to the New AuRico Property or relate to the Spin-off Transaction, including (i) all Indemnified Liabilities, (ii) all liabilities and obligations of AuRico in respect of reclamation obligations related to or in respect of the Kemess Project, (iii) all liabilities and obligations that are reflected on the pro forma financial statements of New AuRico included in the AuRico Circular, (iv) those liabilities which are referred to as “New AuRico Liabilities” in the AuRico Disclosure Letter, (v) such other liabilities as AuRico and Alamos may agree, (vi) all liabilities and obligations of AuRico to be performed under any agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, license, franchise, concession, easement, contract or Authorization which pertains or relates to the New AuRico Property and which by the terms and conditions thereof are to be observed, paid, discharged or performed at any time on or after the Effective Time and (vii) any GST/HST and PST arising or payable in respect of the transfer to New AuRico of the New AuRico Property, but excluding, for greater certainty, (a) all obligations of AuRico to employees and consultants including any severance or change of control payments which may be payable in connection with the Arrangement, (b) Excluded Taxes, (c) such other excluded liabilities as AuRico and Alamos may agree and (d) all costs and expenses (including reasonable out-of-pocket legal and other professional fees and disbursements) relating to the inclusion of disclosure in respect of New AuRico in the AuRico Circular or the Alamos Circular (including all costs relating to any technical reports required to be filed pursuant to NI 43-101 as a result thereof) and the listing and posting for trading of the New AuRico Shares on the TSX or TSX Venture Exchange, as applicable;

(ssssss)	“New AuRico Property” means all right, title and interest of AuRico in (i) the Kemess Project, including any and all concessions, lands, mineral rights, mineral and surface leases, books and records or other assets used, held for use or pertaining to the Kemess Project, (ii) the AuRico Trade-Marks, (iii) cash collateral or deposits posted on account of reclamation obligations relating to the Kemess Project, (iv) US$20 million in cash; (v) the New AuRico Royalties (except as disclosed in the AuRico Disclosure Letter); and (vi) the property and assets set forth in Schedule I and such other property or assets as AuRico and Alamos may agree;

(tttttt)	“New AuRico Royalties” means the Y-D Royalty and the Australian Royalties.

(uuuuuu)	“New AuRico Shares” means common shares in the capital of New AuRico;

(vvvvvv)	“NI 43-101” means Canadian Securities Administrators National Instrument 43-101-Standards of Disclosure for Mineral Projects;

(wwwwww)	“NI 45-106” shall have the meaning ascribed thereto in subsection 4.10(b)(i);

(xxxxxx)	“NI 52-109” shall have the meaning ascribed thereto in subsection 3.1(k);

(yyyyyy)	“No-Action Letter” means a letter from the Commissioner advising the Parties (directly or through counsel) in writing that the Commissioner at that time does not intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

(zzzzzz)	“Non-Solicitation Agreement” shall have the meaning ascribed thereto in subsection 2.11(b);

(aaaaaaa)	“NYSE” means the New York Stock Exchange;

(bbbbbbb)	“OBCA” means the Business Corporations Act (Ontario);

(ccccccc)	“Parties” shall have the meaning ascribed thereto on the first page of this Agreement;

(ddddddd)	“PCMLTFA” shall have the meaning ascribed thereto in subsection 4.10(b)(xvi);

(eeeeeee)	“Pending Alamos Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.5(e);

(fffffff)	“Pending AuRico Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.6(e);

(ggggggg)	“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(hhhhhhh)	“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

(iiiiiii)	“Plan of Arrangement” means a Plan of Arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 7.1 of the Plan of Arrangement or Section 7.1 hereof;

(jjjjjjj)	“Private Placement” shall have the meaning ascribed thereto in Section 4.10;

(kkkkkkk)	“Replacement Amalco Securities” has the meaning ascribed to that term in the Plan of Arrangement;

(lllllll)	“Replacement Options” has the meaning ascribed to that term in the Plan of Arrangement;

(mmmmmmm)	“Replacement SARs” has the meaning ascribed to that term in the Plan of Arrangement;

(nnnnnnn)	“Representatives” has the meaning ascribed thereto in Sections 6.1 and 6.3;

(ooooooo)	“SEC” means the U.S. Securities Exchange Commission;

(ppppppp)	“Section 3(a)(10) Exemption” shall have the meaning ascribed thereto in Section 2.9;

(qqqqqqq)	“Securities Authorities” means collectively, the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada;

(rrrrrrr)	“Spin-off Transaction” means the transfer to New AuRico of the New AuRico Property, and the assumption by New AuRico of the New AuRico Liabilities, at the Effective Time, pursuant to terms and conditions set forth in this Agreement, the New AuRico Contribution Agreement and the Plan of Arrangement;

(sssssss)	“Standstill Agreement” shall have the meaning ascribed thereto in Section 4.5;

(ttttttt)	“New AuRico Standstill Period” shall have the meaning ascribed thereto in Section 4.5;

(uuuuuuu)	“Statutory Plan” means a statutory benefit plan which AuRico, AuRico Subsidiaries, Alamos or Alamos Subsidiaries are required to participate in or comply with, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

(vvvvvvv)	“Subscription Closing Date” shall have the meaning ascribed thereto in subsection 4.10(e);

(wwwwwww)	“Subscription Price” shall have the meaning ascribed thereto in Section 4.10;

(xxxxxxx)	“Subscription Shares” shall have the meaning ascribed thereto in Section 4.10;

(yyyyyyy)	“Subsidiary” has that meaning as set out in Section 1(4) of the Securities Act (Ontario), as the context requires and “Subsidiaries” means more than one Subsidiary;

(zzzzzzz)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(aaaaaaaa)	“Tax Act” means the Income Tax Act (Canada), as amended;

(bbbbbbbb)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(cccccccc)	“Transaction Documents” means collectively, this Agreement, the Alamos Disclosure Letter, the AuRico Disclosure Letter, the Plan of Arrangement and any Schedules attached hereto and thereto;

(dddddddd)	“TSX” means the Toronto Stock Exchange;

(eeeeeeee)	“U.S. Securities Laws” means the 1933 Act, the 1934 Act and any applicable U.S. state securities laws;

(ffffffff)	“Y-D Royalty” means the 1.5 % net smelter return royalty on the Young Davidson Gold Mine to be granted by AuRico to New AuRico as part of the Arrangement, as evidenced by a net smelter royalty agreement, substantially in the form attached hereto as Schedule J;

(gggggggg)	“Young Davidson Gold Mine” means the gold mine and related milling facility located near the town of Matachewan, Ontario and the buildings, structures, facilities and fixtures located thereon;

(hhhhhhhh)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

(iiiiiiii)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder; and

(jjjjjjjj)	“1940 Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder.

Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of the United States of America.

Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

Certain References

References to any contract, license, lease, agreement, indenture, arrangement or commitment shall be a reference to such contract, license, lease, agreement, indenture, arrangement or commitment, as amended, modified or supplemented from time to time in accordance with the terms thereof.

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

Knowledge

Where the phrases “to the knowledge of AuRico” or “to AuRico’s knowledge” or “to the knowledge of Alamos” or “to Alamos’s knowledge” are used in respect of AuRico, the AuRico Subsidiaries, Alamos or the Alamos Subsidiaries, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of AuRico and the AuRico Subsidiaries, the collective knowledge, after reasonable inquiry, of those officers of AuRico and the AuRico Subsidiaries set forth in the AuRico Disclosure Letter; and (b) in the case of Alamos and the Alamos Subsidiaries, the collective knowledge, after reasonable inquiry, of those officers of Alamos and the Alamos Subsidiaries set forth in the Alamos Disclosure Letter.

Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to (i) those activities that are normally conducted by Persons engaged in the exploration for gold deposits and in the development and production of such deposits and/or (ii) the ordinary course of business conduct of a Party (or its Subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of the Party.

Subsidiaries

To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of AuRico or Alamos, each such provision shall be construed as a covenant by AuRico or Alamos to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action. The foregoing however, shall not apply following the Effective Date to AuRico with respect to New AuRico, which shall following the Effective Date cease to be a Subsidiary of AuRico.

Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

A	Plan of Arrangement
B	Description of Alamos Subsidiaries
C	Description of AuRico Subsidiaries
D	Form of Alamos Arrangement Resolution
E	Form of Alamos Continuance Resolution
F	Form of AuRico Arrangement Resolution
G	AuRico Permitted Encumbrances
H	Alamos Permitted Encumbrances
I	New AuRico Property
J	Y-D Royalty
K	Lock-Up Agreements, AuRico Locked-Up Shareholders, Alamos Locked-Up Shareholders
L	Governance
M	Hired Employees
N	Kemess Project

THE ARRANGEMENT

Arrangement

Alamos and AuRico agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Effective Time

The Arrangement shall become effective at the Effective Time. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Section 5.1, Section 5.2 and Section 5.3, each of AuRico and Alamos shall execute and deliver such closing documents, and instruments and on the second business day following satisfaction or waiver of such conditions precedent, shall file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Section 183(1) of the OBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

Governance

The Parties agree that the board of directors and senior management of Amalco and New AuRico upon completion of the Arrangement shall be as set out in Schedule L.

Consultation

(a)	AuRico and Alamos shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, by way of a joint press release to be approved by the Parties in advance, acting reasonably. AuRico and Alamos agree to co-operate in the preparation of presentations, if any, to the Alamos Shareholders and/or the AuRico Shareholders regarding the transactions contemplated by this Agreement.

(b)

AuRico and Alamos will consult with the other in respect to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement, its business or operations and in making any filing with any Governmental Entity, including any Securities Authority, or stock exchange with respect thereto. Each of AuRico and Alamos shall use commercially reasonable efforts to enable the other of them to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof, provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. Reasonable consideration shall be given to any comments made by the other Party and its counsel. Each of AuRico and Alamos agree that they will file the material change report required to be filed following the public announcement of this Agreement by any Party hereto not earlier than the tenth day following such announcement and that a copy of this Agreement will only be publicly filed on the date such material change report is filed and the filed Agreement (including the AuRico

Disclosure Letter and the Alamos Disclosure Letter) will contain such redactions as each Party may reasonably request, provided such redactions are permitted by applicable Law.

Court Proceedings

AuRico and Alamos shall apply to the Court for the Interim Order and Final Order as follows:

(a)	as soon as is reasonably practicable after the date hereof, and in any case on or before June 12, 2015 AuRico and Alamos shall make and diligently prosecute a joint application to the Court for the Interim Order which application shall be in form and substance satisfactory to AuRico and Alamos, each acting reasonably, and shall request that the Interim Order shall provide, among other things:

(i)	for the calling and holding of the AuRico Meeting and the Alamos Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(ii)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the AuRico Meeting and the Alamos Meeting and for the manner in which such notice is to be provided;

(iii)	that the requisite approval for the AuRico Arrangement Resolution shall be 66 2/3% of the votes cast on the AuRico Arrangement Resolution by the AuRico Shareholders present in person or by proxy at the AuRico Meeting voting together as a single class, together with, if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101 or as modified by the Interim Order;

(iv)	that the requisite approval for the Alamos Arrangement Resolution shall be 66 2/3% of the votes cast on the Alamos Arrangement Resolution by the Alamos Shareholders present in person or by proxy at the Alamos Meeting voting together as a single class, together with, if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101 or as modified by the Interim Order;

(v)	that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of AuRico’s constating documents, including quorum requirements and other matters, shall apply in respect of the AuRico Meeting;

(vi)	that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of Alamos’s constating documents, including quorum requirements and other matters, shall apply in respect of the Alamos Meeting;

(vii)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(viii)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(ix)	that the AuRico Meeting and the Alamos Meeting may be adjourned or postponed from time to time by management of AuRico or Alamos, as applicable, subject to the terms of this Agreement, without the need for additional approval of the Court;

(x)	confirmation of the record date for the purposes of determining the Alamos Shareholders, AuRico Shareholders entitled to receive notice of and vote at the Alamos Meeting and the AuRico Meeting in accordance with the Interim Order;

(xi)	that the record date for AuRico Shareholders and Alamos Shareholders entitled to notice of and to vote at the AuRico Meeting or the Alamos Meeting, as applicable, shall not change in respect of any adjournment(s) or postponement(s) of the AuRico Meeting or the Alamos Meeting or any other change;

(xii)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(xiii)	for such other matters as AuRico or Alamos may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned; and

(b)	subject to approval of the AuRico Arrangement Resolution at the AuRico Meeting and the Alamos Resolution at the Alamos Meeting, in each case, as applicable, in accordance with the terms of the Interim Order, Alamos and AuRico shall forthwith make and diligently prosecute a joint application to the Court for the Final Order, which application shall be in form and substance satisfactory to Alamos and AuRico, each acting reasonably, and Alamos and AuRico shall diligently take steps to ensure that the Final Order hearing is held within three Business Days of the approval of the AuRico Arrangement Resolution at the AuRico Meeting and the Alamos Resolution at the Alamos Meeting.

In such notice of hearing in connection with the application for the Interim Order, AuRico and Alamos will inform the Court that the Parties intend to rely on the exemption from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof for the issuance of the 3(a)(10) Securities pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the fairness of the terms and conditions of the Arrangement to each Person to whom 3(a)(10) Securities will be issued. Each Person to whom 3(a)(10) Securities will be issued on completion of the Arrangement will be given adequate notice advising them of their rights to attend the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right. The 3(a)(10) Securities issued under the Arrangement will not be registered pursuant to the 1933 Act and will be issued in reliance on the exemption from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof.

Each of AuRico and Alamos will provide legal counsel for the other Party with reasonable opportunity to review and comment upon drafts of all material to be filed in Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, neither AuRico nor Alamos will file any material with the Court nor will agree to modify or amend materials filed or served, except with the other Party’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned provided that nothing herein shall require AuRico or Alamos to agree or consent to any increase in consideration or expansion of obligations.

The notices of hearing, petition, affidavits and related materials for the applications referred to in this section shall be in a form satisfactory to Alamos and AuRico, each acting reasonably.

Closing

The closing of the Arrangement will take place at the offices of Fasken Martineau DuMoulin LLP, Toronto, Ontario at 5:01 p.m. (Toronto time) on the Effective Date or at such other time as the Parties may agree.

Tax Treatment

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein. The Arrangement is intended to allow the Alamos Shares held by Alamos Shareholders and the AuRico Shares held by AuRico Shareholders to be converted to Amalco Shares on a tax-deferred basis for United States federal income tax purposes.

Structuring

The Parties and their advisors shall in good faith consider and investigate whether the transactions contemplated by this Agreement may be effected in a manner which is more tax efficient than that set out herein. If, following such investigation, the Parties deem it necessary or advisable, the Parties shall amend the Plan of Arrangement and/or this Agreement in order to provide for a more tax efficient structure. Notwithstanding the foregoing, neither Alamos nor AuRico shall be obligated to agree to any amendment if (A) such amendment would have adverse tax or other consequences to (i) Alamos or the Alamos Shareholders, (ii) AuRico or the AuRico Shareholders or (iii) New AuRico; or (B) such amendment would impair, or delay the consummation of, the Arrangement.

The Parties and their advisors shall in good faith consider and investigate preparing and mailing a joint circular for the AuRico Meeting and Alamos Meeting in lieu of each Party preparing and mailing its own information circular.

U.S. Securities Matters

The Parties intend that the issuance of the 3(a)(10) Securities under the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”), will not be subject to registration or qualification under state “blue sky” or securities laws and will otherwise be in compliance with all U.S. Securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.9.

In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Persons to whom the 3(a)(10) Securities will be issued;

(e)	the Parties will ensure that each Person entitled to receive 3(a)(10) Securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	each Person to whom 3(a)(10) Securities will be issued pursuant to the Arrangement will be advised that the 3(a)(10) Securities issued pursuant the Arrangement have not been registered under the 1933 Act and will be issued by Amalco or New AuRico, as the case may be, in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the U.S. Securities Act and will be subject to certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the 1933 Act with respect to securities issued to affiliates (as such term is defined under Rule 144) of Amalco or New AuRico, as the case may be;

(g)	the Interim Order approving the AuRico Meeting and the Alamos Meeting will specify that each Person to whom 3(a)(10) Securities will be issued pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such securityholder enters an appearance within a reasonable time; and

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Amalco, AuRico and New AuRico, pursuant to the Plan of Arrangement.”

Spin-Off Transaction

(a)	The Spin-off Transaction will be completed pursuant to and in accordance with the New AuRico Contribution Agreement and the Arrangement, and in connection therewith, (X) AuRico will transfer, assign and convey to New AuRico all of the right, title and interest of AuRico in and to the New AuRico Property for the consideration specified in the Plan of Arrangement, which shall include New AuRico Shares (which New AuRico Shares will subsequently be distributed to holders of Amalco Shares in accordance with the terms of the Plan of Arrangement) and (Y) New AuRico will assume the New AuRico Liabilities. It is the intention of the Parties that the transfer of the New AuRico Property will be structured with a view to minimizing the tax consequences on the Parties and their respective securityholders. The transfer of the New AuRico Property to New AuRico will happen at fair market value and may not be eligible for tax deferred treatment and the distribution of the New AuRico Shares to holders of Amalco Shares shall, to the extent possible, be treated as a capital repayment that is not treated as a dividend under the Tax Act.

(b)	AuRico shall cause New AuRico to be formed under the OBCA in accordance with the OBCA and all other applicable Laws prior to the filing of the Articles of Arrangement. Prior to the completion of the Arrangement, AuRico shall not cause or permit New AuRico to carry on any business, except as expressly required pursuant to the terms of this Agreement.

Pursuant to the New AuRico Contribution Agreement, New AuRico will acknowledge and agree that:

(c)	it is fully informed of all matters relating to the New AuRico Property and the New AuRico Liabilities;

(d)	none of Alamos, AuRico or Amalco is making any representation, warranty or covenant to, or for the benefit of, New AuRico with respect to the New AuRico Property, the New AuRico Liabilities or the Spin-off Transaction;

(e)	if the Spin-off transaction is consummated pursuant to the Plan of Arrangement, New AuRico will acquire the New AuRico Property on an “as is, where is” basis at the sole risk and peril of New AuRico;

(f)	none of Alamos, AuRico, Amalco or any of their respective affiliates, directors, officers, employees, agents or representatives shall have any liability to New AuRico in respect of the New AuRico Property, the New AuRico Liabilities or any aspect of the Spin-off Transaction and New AuRico shall have no recourse against Alamos, AuRico or Amalco in relation thereto;

(g)	New AuRico shall be responsible for, and shall pay, all GST/HST and PST arising or payable in respect of the transfer to New AuRico of the New AuRico Property; and

(h)	New AuRico shall provide an indemnity in favour of AuRico and Alamos, to indemnify and save harmless AuRico, Alamos and their respective Subsidiaries, successors and assigns for, from and against all Losses sustained, suffered or incurred by any of them as a result of, arising out of or in connection with any Indemnified Liability, which indemnity shall be in form and substance satisfactory to the Parties, each acting reasonably.

In addition, pursuant to the New AuRico Contribution Agreement, the parties shall agree to an allocation of the consideration for the New AuRico Property amongst the New AuRico Property for tax purposes and will agree to file all tax returns in a manner consistent with that allocation.

The Parties agree that for purposes of the New AuRico Contribution Agreement, references to AuRico or Alamos shall include Amalco.

Alamos and AuRico shall co-operate in good faith and use commercially reasonable efforts to structure in an efficient manner an arrangement in respect of Amalco’s obligations following the Effective Date with regards to the securities referred to under “Excluded Taxes” in the AuRico Disclosure Letter and the “Excluded Taxes” referred to in the AuRico Disclosure Letter, it being understood that New AuRico shall not be adversely effected in any material respect by such arrangements.

New AuRico Employees

(a)	AuRico shall use commercially reasonable efforts to cause the employees listed in Schedule M to accept, effective immediately prior to the Effective Time and contingent on the completion of the Arrangement, offers of employment with New AuRico on the proposed terms set forth in the AuRico Disclosure Letter.

(b)	The Parties agree that on the Effective Date, (i) AuRico shall deliver a covenant to New AuRico that AuRico shall not, for a period of 24 months following the Effective Date, solicit for employment any Hired Employee; provided, however, that the foregoing prohibition shall not extend to (a) general solicitations of a public nature provided that AuRico, as the case may be, have not specifically directed their efforts toward the Hired Employees or (b) any employee who approaches AuRico without any direct or indirect solicitation by or on behalf of AuRico; and (ii) New AuRico shall deliver a covenant to AuRico that New AuRico shall not, for a period of 24 months following the Effective Date, solicit for employment any employee of AuRico or Alamos; provided, however, that the foregoing prohibition shall not extend to (a) the employees listed in Schedule M; (b) general solicitations of a public nature provided that New AuRico has not specifically directed its efforts toward such employees or (c) any employee who approaches New AuRico without any direct or indirect solicitation by or on behalf of New AuRico, which covenants shall be in form and substance satisfactory to the Parties, each acting reasonably (the “Non-Solicitation Agreement”). The Parties agree that for purposes of the Non-Solicitation Agreement, references to AuRico shall include Amalco.

Collateral Benefits

The AuRico Board shall forthwith after the date hereof, and in sufficient time for the determination of such committee to be included in the AuRico Circular, constitute a committee of independent directors meeting the requirements of MI 61-101 to determine whether the value of any additional benefit that any related party of AuRico is expected to receive in connection with the Arrangement is or is not a “collateral benefit” as defined in MI 61-101 or is otherwise required to be disclosed in the AuRico Circular.

The Alamos Board shall forthwith after the date hereof, and in sufficient time for the determination of such committee to be included in the Alamos Circular, constitute a committee of independent directors meeting the requirements of MI 61-101 to determine whether the value of any additional benefit that any related party of Alamos is expected to receive in connection with the Arrangement is or is not a “collateral benefit” as defined in MI 61-101 or is otherwise required to be disclosed in the Alamos Circular.

Lock-Up Agreements

Alamos shall, concurrently with the execution and delivery to AuRico of this Agreement, deliver to AuRico duly executed Alamos Lock-Up Agreements, in a form acceptable to AuRico, acting reasonably, from each of the Alamos Locked-Up Shareholders.

AuRico shall, concurrently with the execution and delivery to Alamos of this Agreement, deliver to Alamos duly executed AuRico Lock-Up Agreements, in a form acceptable to Alamos, acting reasonably, from each of the AuRico Locked-up Shareholders.

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Alamos

Except as disclosed in the Alamos Public Disclosure Record or except as expressly permitted by this Agreement, Alamos hereby represents and warrants to AuRico, and hereby acknowledges that AuRico is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization. Alamos and each of the Alamos Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Alamos and each of the Alamos Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Alamos. All of the issued and outstanding shares in the capital of the Alamos Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. All of the outstanding shares of the Alamos Subsidiaries are owned directly or indirectly by Alamos. Except pursuant to restrictions on transfer contained in the Articles, Notice of Articles or by-laws (or their equivalent) of the applicable Alamos Subsidiary and except as disclosed in the Alamos Disclosure Letter, the outstanding shares of each of the Alamos Subsidiaries are owned free and clear of all Encumbrances and Alamos is not liable to any creditor in respect thereof.

Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Alamos Subsidiaries from either Alamos or any of the Alamos Subsidiaries.

(b)	Capitalization. Alamos is authorized to issue an unlimited number of Alamos Shares. As at April 10, 2015 there were: (i) 127,357,486 Alamos Shares outstanding; (ii) 5,638,700 Alamos Options to acquire an aggregate of 5,638,700 Alamos Shares; (iii) Alamos Warrants to acquire an aggregate of 7,167,866 Alamos Shares; (iv) 159,425 Alamos DSUs; (v) 2,679,557 Alamos SARs; and (vi) 1,175,392 Alamos RSUs. Except for the Alamos Options, the Alamos Warrants, the Alamos DRIP, the Alamos ESPP, this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Alamos or any of the Alamos Subsidiaries to issue or sell any securities of or interest in Alamos or any of the Alamos Subsidiaries from Alamos or any of the Alamos Subsidiaries. All issued and outstanding Alamos Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, except as disclosed in the Alamos Disclosure Letter there are no outstanding bonds, debentures or other evidences of indebtedness of Alamos, or any of the Alamos Subsidiaries having the right to vote with the Alamos Shareholders on any matter. Except as disclosed in the Alamos Disclosure Letter, there are no outstanding contractual obligations of Alamos or of any of the Alamos Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Alamos Shares or with respect to the voting or disposition of any outstanding Alamos Shares. Other than the Alamos Lock-Up Agreements, none of Alamos and the Alamos Subsidiaries is party to any shareholder, pooling, voting trust or similar agreement relating to the issued and outstanding securities of Alamos or any of the Alamos Subsidiaries. Each Alamos Option (i) has an exercise price at least equal to the fair market value of the Alamos Shares on a date no earlier than the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with IFRS. All Alamos Warrants have been duly authorized and validly issued and Alamos and the Alamos Subsidiaries are in compliance with the terms thereof. Neither Alamos nor any Alamos Subsidiary has any material Financial Indebtedness. As of the date hereof, Alamos and each of the Alamos Subsidiaries is in compliance in all respects with the terms and conditions of the material Financial Indebtedness of Alamos or any of the Alamos Subsidiaries and has not received any notice of default or breach of, or termination under, any other instruments governing material Financial Indebtedness of Alamos or any of the Alamos Subsidiaries.

(c)

Authority. Alamos has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Alamos as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Alamos and all other agreements and instruments to be executed by Alamos as contemplated by this Agreement, and the completion by Alamos of the transactions contemplated herein and therein have been authorized by the Alamos Board and, subject to obtaining the approval of Alamos Shareholders with respect to the Alamos Arrangement Resolution and the Alamos Continuance Resolution, the Interim Order and the Final Order in the manner contemplated herein and filings under the BCBCA and OBCA, including the filing of the Articles of Arrangement and articles of continuance, no other corporate proceedings on the part of Alamos are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby other than in connection with the approval by the Alamos Board of the Alamos Circular and the Alamos Meeting. This Agreement has been executed and delivered by Alamos and constitutes a legal, valid and binding obligation of Alamos, enforceable against Alamos in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the Alamos Disclosure Letter, the execution and delivery by Alamos of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the Articles, Notice of Articles or by-laws (or their equivalent) of Alamos or any of the Alamos Subsidiaries,

(B)	any Law or rules or policies of the TSX or NYSE, or

(C)	any credit agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, the Alamos Mineral Rights, or other instrument to which Alamos or any of the Alamos Subsidiaries is bound or is subject to or of which Alamos or any of the Alamos Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Alamos;

(ii)	give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by Alamos or any of the Alamos Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Alamos;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Alamos or any of the Alamos Subsidiaries or give any Person the right to acquire any of Alamos’s or any of the Alamos Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of Alamos or any of the Alamos Subsidiaries to conduct the business of Alamos or any of the Alamos Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Alamos; or

(iv)	result in or accelerate the time for payment (or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise) becoming due to any director or officer of Alamos or any of the Alamos Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Alamos or any of the Alamos Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Alamos or any of the Alamos Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Alamos of the transactions contemplated hereby other than: (i) in connection with or in compliance with applicable securities Laws; (ii) the Interim Order and any approvals required by the Interim Order; (iii) the Final Order and any approvals required by the Final Order; (iv) filings required under the BCBCA and the OBCA (including the Articles of Arrangement); (v) filings with and approvals required by the Securities Authorities, the SEC, TSX and NYSE; (vi) any other consents, waivers, permits, orders or approvals referred to in the Alamos Disclosure Letter; (vii) the Competition Act Approval; (viii) the Mexican Regulatory Approval; and (ix) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Alamos.

(d)	Directors’ Approvals. The Alamos Board has received an opinion from Maxit Capital LP, the financial advisor to the Alamos Board, to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Alamos Shareholders (the “Alamos Fairness Opinion”); (ii) the Alamos Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the Arrangement is in the best interests of Alamos and accordingly has approved the entering into of this Agreement and the making of a recommendation that Alamos Shareholders vote in favour of the Alamos Resolution (collectively, the “Alamos Board Approval”) and (iii) each director or officer has advised Alamos that he or she intends to vote all Alamos Shares held by such director or officer in favour of the Alamos Resolution.

(e)

Alamos Subsidiaries. Except as disclosed in the Alamos Disclosure Letter, the only Subsidiaries of Alamos are the Alamos Subsidiaries and Alamos does not own a direct or indirect voting or equity interest in any Person that is not one of the Alamos Subsidiaries and has no agreement or other commitment to acquire such interest. Except as disclosed in the Alamos Disclosure Letter, all of the Alamos Subsidiaries are, directly or indirectly, wholly-owned by Alamos. All of the outstanding shares and other ownership interests in the Alamos Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Alamos are, except pursuant to restrictions on transfer contained in constituting documents of such subsidiaries, owned free and clear of all Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any Person to acquire any such shares or other ownership interests in or material assets or properties of any of the Alamos Subsidiaries.

(f)	No Defaults. None of Alamos and the Alamos Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Alamos or any of the Alamos Subsidiaries under:

(i)	its Articles, Notice of Articles or by-laws or equivalent organizational documents; or

(ii)	any contract, agreement or licence to which Alamos or any of the Alamos Subsidiaries is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Alamos.

(g)	Company Authorizations. Except as disclosed in the Alamos Disclosure Letter, Alamos and the Alamos Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Alamos or the Alamos Subsidiaries or otherwise in connection with the material business or operations of Alamos or the Alamos Subsidiaries and such Authorizations are in full force and effect. Alamos and the Alamos Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Alamos. There is no action, investigation or proceeding pending or, to the knowledge of Alamos, threatened regarding any of such Authorizations. None of Alamos and the Alamos Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Alamos and all such Authorizations continue to be effective in order for Alamos and the Alamos Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Alamos or any of the Alamos Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.

(h)	Absence of Changes. Since December 31, 2014, except as disclosed in the Alamos Disclosure Letter:

(i)	each of Alamos and the Alamos Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	there has not occurred and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have a Material Adverse Effect;

(iii)	there has not been any acquisition or sale or any agreement for the acquisition or sale by Alamos or any of the Alamos Subsidiaries of any material property or assets thereof;

(iv)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Alamos or any of the Alamos Subsidiaries of any: (A) payment, Liability, Encumbrance or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on Alamos; (B) debt for borrowed money, (C) any creation or assumption by Alamos or any of the Alamos Subsidiaries of any Encumbrance; (D) any making by Alamos or any of the Alamos Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that do not exceed $5,000,000 outstanding at any time, and (2) loans made to other Alamos Subsidiaries); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by Alamos or any of the Alamos Subsidiaries, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, which has had or is reasonably likely to have a Material Adverse Effect on Alamos;

(v)	Alamos has not declared or paid any dividends or made any other distribution on any of the Alamos Shares or made any redemption or other acquisition of Alamos Shares, other than cash dividends not exceeding those paid in the ordinary course of business of Alamos;

(vi)	Alamos has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Alamos Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice or as expressly permitted by this Agreement, there has not been any material increase in or modification of the compensation payable to or to become payable by Alamos or any of the Alamos Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of Alamos Options pursuant to the Alamos Stock Option Plan or the granting or awarding of Alamos DSUs, Alamos RSUs or Alamos SARs) made to, for or with any of such directors or officers;

(viii)	Alamos has not effected any material change in its accounting methods, principles or practices; and

(ix)	Alamos has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other Alamos Benefit Plan or shareholder rights plan.

(i)

Material Contracts. Alamos and the Alamos Subsidiaries have performed in all material respects all their respective obligations required to be performed by them to date under the material contracts to which Alamos or any of the Alamos Subsidiaries is a party or bound. Neither Alamos nor any of the Alamos Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Alamos have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Alamos. None of Alamos and the Alamos Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Alamos, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Alamos. All contracts that are material to Alamos and the Alamos Subsidiaries, taken as a whole, are with Alamos or one of the Alamos Subsidiaries. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Alamos (or one of the Alamos Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(j)	Employment Agreements. Other than as disclosed in the Alamos Disclosure Letter:

(i)	Alamos has provided AuRico with a copy of each material employment agreement and collective agreement relating to Alamos and the Alamos Subsidiaries and all material amendments relating thereto;

(ii)	Alamos and the Alamos Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to wages, labour, human rights, employment and employees;

(iii)	there is no material proceeding, action, suit or claim pending or to the knowledge of Alamos, threatened involving any employee of Alamos and the Alamos Subsidiaries;

(iv)	neither Alamos nor any of the Alamos Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with any director or officer of Alamos or any of the Alamos Subsidiaries, that would be triggered by Alamos entering into this Agreement or the completion of the Arrangement;

(v)	none of Alamos and the Alamos Subsidiaries has any employee or consultant whose employment or contract with Alamos or one of the Alamos Subsidiaries cannot be terminated by Alamos or the Alamos Subsidiaries, as applicable; and

(vi)

none of Alamos and the Alamos Subsidiaries: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Alamos, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Alamos, pending or threatened strike, lockout, slowdown or work stoppage.

(k)	Financial Matters. Alamos’s audited consolidated financial statements as at and for the financial years ended December 31, 2014, 2013 and 2012, (the “Alamos Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the consolidated financial position of Alamos at the respective dates indicated, and its consolidated financial performance and its consolidated cash flows for the years then ended. Neither Alamos nor any of the Alamos Subsidiaries has any Liability or obligation (including liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes other than Taxes not yet due), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the audited consolidated financial statements of Alamos for the fiscal period ended December 31, 2014 except (i) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Alamos’s projects) since December 31, 2014 which Liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Alamos and (ii) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Alamos’s projects) that are not required to be set forth in the consolidated financial statements of Alamos for the fiscal period ended December 31, 2014 under IFRS.

Alamos maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”)) to provide reasonable assurance that (i) material information relating to Alamos is made known to Alamos’s management, including its chief financial officer and chief executive officer, particularly during the periods in which Alamos’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by Alamos in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. Alamos maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act and such disclosure controls and procedures are effective. Alamos maintains a system of internal control over financial reporting. Alamos’s system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) complies with the requirements of the 1934 Act. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Alamos maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2014, there has been no change in Alamos’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, Alamos’s internal control over financial reporting.

Since December 31, 2014, neither Alamos nor any of the Alamos Subsidiaries nor, to Alamos’s knowledge, any director, officer, employee, auditor, accountant or representative of Alamos or any of the Alamos Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Alamos or any of the Alamos Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Alamos or any of the Alamos Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Alamos Board.

(l)	Books and Records. The corporate records and minute books of Alamos and the Alamos Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Alamos. Financial books and records and accounts of Alamos and the Alamos Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS and the accounting principles generally accepted in the country of domicile of such entity; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Alamos and the Alamos Subsidiaries; and (iii) accurately and fairly reflect the basis for the Alamos Financial Statements.

(m)	Litigation. Except as disclosed in the Alamos Disclosure Letter and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.1(w)), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Alamos, threatened against or relating to Alamos or any of the Alamos Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Alamos or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Alamos, threatened against or relating to Alamos or any of the Alamos Subsidiaries before any Governmental Entity. None of Alamos and the Alamos Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Alamos or one of the Alamos Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Alamos.

(n)	Interest in Properties and Mineral Rights. Except as disclosed in the Alamos Disclosure Letter:

(i)	All of Alamos’s and Alamos Subsidiaries’: (A) material real properties (collectively, the “Alamos Property”) and (B) material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, the “Alamos Mineral Rights”), are set out in the Alamos Disclosure Letter. Other than the Alamos Property and the Alamos Mineral Rights set out in the Alamos Disclosure Letter, none of Alamos and the Alamos Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)	Alamos or one of the Alamos Subsidiaries is the sole legal registered and beneficial owner, or the licensee or lessee, of all right, title and interest in and to the Alamos Property and the Alamos Mineral Rights, free and clear of any Encumbrances.

(iii)	All of the Alamos Mineral Rights have been properly located and recorded and otherwise granted in compliance with applicable Laws and are comprised of valid and subsisting Alamos Mineral Rights.

(iv)	The Alamos Property and the Alamos Mineral Rights are in good standing under applicable Laws and, to the knowledge of Alamos, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no material adverse claim against or challenge to the title to or ownership of the Alamos Property or any of the Alamos Mineral Rights.

(vi)	Alamos or a Subsidiary of Alamos has the exclusive right to deal with the Alamos Property and the Alamos Mineral Rights.

(vii)	Other than Taxes and interests of Governmental Entities, no Person other than Alamos and the Alamos Subsidiaries has any interest in the Alamos Property or any of the Alamos Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)	There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect Alamos’s or any of the Alamos Subsidiaries’ interest in the Alamos Property or any of the Alamos Mineral Rights.

(ix)	There are no material restrictions on the ability of Alamos or any of the Alamos Subsidiaries to use, transfer or exploit the Alamos Property or any of the Alamos Mineral Rights, except pursuant to the applicable Laws.

(x)	None of Alamos and the Alamos Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Alamos or any of the Alamos Subsidiaries in any of the Alamos Property or any of the Alamos Mineral Rights.

(xi)	Alamos and the Alamos Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Alamos and the Alamos Subsidiaries, and other interests that are required to exploit the development potential of the Alamos Property and the Alamos Mineral Rights based on current operations and no third party or group holds any such rights that would be required by Alamos to develop the Alamos Property or any of the Alamos Mineral Rights.

(xii)	All mines located in or on the lands of Alamos or any of the Alamos Subsidiaries, or lands pooled or unitized or otherwise used in connection therewith, which have been abandoned by Alamos or any of the Alamos Subsidiaries, have been abandoned in all material respects in accordance with good mining practices and in compliance in all material respects with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Alamos as of the date hereof have been accurately set forth in the Alamos Public Disclosure Record without omission of information necessary to make the disclosure not misleading.

(o)	Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for Alamos Property and the Alamos Mineral Rights in which Alamos or any of the Alamos Subsidiaries holds an interest, as set forth in the Alamos Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Alamos or any of the Alamos Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Alamos Documents. All information regarding the Alamos Property and the Alamos Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed by Laws, have been disclosed in the Alamos Documents.

(p)	Marketing of Production.

(i)	Other than as disclosed in the Alamos Disclosure Letter, since (and including) December 31, 2014, all sales of gold and other mineral products by Alamos or any of the Alamos Subsidiaries have been made on (and only on) the following basis:

(A)	all such sales were spot sales to arm’s length third party purchasers;

(B)	all such sales require or required payment by purchasers in United States dollars no later than thirty (30) days from the date of delivery;

(C)	all such sales otherwise were on terms based on, and consistent with, good international industry practice; and

(D)	Alamos and the Alamos Subsidiaries have received or are entitled to receive the full sale price from the third party purchasers of such mineral products without any payment to or deduction in favour of any Person, and no purchaser has defaulted in any payment due in respect of any such sales;

and since (and including) December 31, 2014, other than as disclosed in the Alamos Disclosure Letter, none of Alamos or any of the Alamos Subsidiaries is or was a party to or bound by, or incurred an obligation or Liability under or in respect of, any agreement or arrangement that is in substance an interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangements.

(ii)	None of Alamos or any of the Alamos Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(q)	Off Balance Sheet Transactions. Except as set forth in the Alamos Disclosure Letter, none of Alamos or any of the Alamos Subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements.

(r)	Title and Rights re: Other Assets. Alamos and the Alamos Subsidiaries, as applicable, have good and valid title to all material properties and assets other than Alamos Properties and Alamos Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the year ended December 31, 2014 (or acquired after that date) or as described in the annual information form dated March 31, 2015 of Alamos or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by Alamos or any of the Alamos Subsidiaries, free and clear of all material Encumbrances, and except as disclosed in the Alamos Disclosure Letter there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Alamos’s or any of the Alamos Subsidiaries’ interest in any of the foregoing-described material properties and assets.

(s)

Intellectual Property. Each of Alamos and the Alamos Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Alamos, there has been no claim of infringement by any of Alamos or any of the Alamos Subsidiaries or breach by Alamos or any the Alamos Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and none of Alamos and the Alamos Subsidiaries has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(t)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Alamos:

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Alamos, any of the Alamos Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(ii)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Alamos or any of the Alamos Subsidiaries or any of their material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(u)	Other Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Alamos:

(i)	any and all operations of Alamos and each of the Alamos Subsidiaries and, to the knowledge of Alamos, any and all operations by third parties, on or in respect of the assets and properties of Alamos and the Alamos Subsidiaries, have been conducted in accordance with reasonable and prudent international mining industry practices and in compliance with applicable Laws; and

(ii)	in respect of the assets and properties of each of Alamos and the Alamos Subsidiaries that are operated by it, if any, and, except as disclosed in the Alamos Disclosure Letter, Alamos and the Alamos Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of Alamos and the Alamos Subsidiaries, as the case may be, as presently operated.

(v)	Insurance. Alamos maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(w)	Environmental. Except as disclosed in the Alamos Disclosure Letter, or to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on Alamos or any of the Alamos Subsidiaries:

(i)	Alamos and the Alamos Subsidiaries are and have been in compliance with, and are not in violation of, any Environmental Laws;

(ii)	Alamos and the Alamos Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits, presence or discharges of pollutants or hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems by Alamos or any of the Alamos Subsidiaries or at, to or from Alamos’s assets or operations, which could reasonably be expected to result in Liability under any Environmental Law;

(iv)	no orders, notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws relating to the business or assets of Alamos or any of the Alamos Subsidiaries;

(v)	neither Alamos nor any of the Alamos Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(vi)	Alamos and the Alamos Subsidiaries hold Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither Alamos nor any of the Alamos Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)	there are no changes in the status, terms or conditions of any Environmental Approvals held by Alamos or any of the Alamos Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Alamos or any of the Alamos Subsidiaries following the Effective Date;

(viii)	Alamos and the Alamos Subsidiaries have made available to AuRico all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health, and safety matters; and

(ix)	to the knowledge of Alamos, none of Alamos and the Alamos Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(x)	Aboriginal and Ejido Affairs and Social Security. Except as disclosed in the Alamos Disclosure Letter,

(i)	to the knowledge of Alamos (A) it is carrying on business in compliance in all material respects with all legal and governmental requirements associated with aboriginal-related and ejido-related matters, (B) there are no facts that could give rise to non-compliance by Alamos in respect of any such legal or governmental requirements;

(ii)	there is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group or Ejido Group of which Alamos has received notice, with respect to any Alamos Property or Alamos Mineral Right or any Authorization issued by any Governmental Entity in respect of, or otherwise related to Alamos;

(iii)	no portion of the Alamos Property or Alamos Mineral Rights are designated or legally constitutes a “reserve” pursuant to the Indian Act (Canada);

(iv)	since January 1, 2010, there has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group or Ejido Group with respect to the Alamos Property or otherwise affecting the Alamos Mineral Rights, or to the knowledge of Alamos has any responsible official of any Aboriginal Group or Ejido Group since January 1, 2010, threatened Alamos with any blockade or other program of civil disobedience with respect to the Alamos Property or which could reasonably be expected to affect the Alamos Mineral Rights;

(v)	to the knowledge of Alamos, no other person, including no other Persons representing or purporting to represent an Aboriginal Group or Ejido Group, or Aboriginal Group or Ejido Group has asserted any right or interest of any kind whatsoever, relating to any of the Alamos Property;

(vi)	the Alamos Disclosure Letter sets out all agreements, written or verbal, between Alamos and any Aboriginal Group or Ejido Group;

(vii)	neither Alamos nor the Alamos Subsidiaries have received any notice, whether written or oral from any Governmental Entity, Aboriginal Group or Ejido Group or any Persons representing or purporting to represent an Aboriginal Group or Ejido Group of the exercise of aboriginal rights or ejido rights or assertion of aboriginal title or ejido title in the area of the Alamos Property or Alamos Mineral Rights or Alamos’s or Alamos Subsidiaries’ interests in the Alamos Property or Alamos Mineral Rights or of an impact on the asserted aboriginal title or rights or ejido title or rights involving Alamos’s or Alamos Subsidiaries’ works on the Alamos Property or Alamos Mineral Rights;

(viii)	there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Alamos, threatened affecting Alamos or any of the Alamos Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, with respect to aboriginal rights, ejido rights or the duty to consult. Neither Alamos nor any of the Alamos Subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree with respect to such aboriginal rights or ejido rights or duty to consult;

(ix)	where applicable, the incorporation to the private property regime of any owned Alamos Property or Alamos Mineral Rights, formerly under an ejido regime, was effected under the terms and conditions of applicable Law including without limitation, of the Mexican Agrarian Law (Ley Agraria), except where the failure to so effect would not have a Material Adverse Effect;

(x)	where applicable, all the assemblies, notices and/or other acts and/or procedures required under the Mexican Agrarian Law (Ley Agraria) for the incorporation of any owned Alamos Property or Alamos Mineral Rights, were performed, except where the failure to so perform would not have a Material Adverse Effect;

(xi)	where applicable, all expropriation procedures over owned Alamos Property or Alamos Mineral Rights were carried out in compliance in all material respects with applicable Law, including, without limitation, the Mexican Expropriation Law (Ley de Expropiación);

(xii)	With respect to each parcel of the real estate subject to propiedad ejidal or propiedad comunal subject to which Alamos or a Alamos Subsidiary has rights (the “Alamos Ejido Property”):

(A)	Alamos has the legal right pursuant to applicable Law to occupy, use, and/or exploit any such Ejido Property;

(B)	there is no assembly, notice or act regarding the Alamos Ejido Property that is being contested and/or that may be null or void pursuant to the Mexican Agrarian Law (Ley Agraria), and

(C)	none of is part of any litigation, claim or similar action by a third party claiming the ownership of any such parcel; and

(xiii)	all the liabilities and obligations of Alamos and the Alamos Subsidiaries in connection with the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social), the Mexican Institute of the National Fund for Housing of Workers (Instituto del Fondo Nacional de la Vivienda para los Trabajadores), the Mexican Retirement Savings System (Sistema de Ahorro para el Retiro), funds or social security plans, pension or retirement benefits and payments for services rendered, to employees, officers and/or directors of Alamos or a Alamos Subsidiary (including those employed through an outsourcing structure), have been paid or are duly reserved and reflected in the Alamos Financial Statements.

(y)	Tax Matters. Except as disclosed in the Alamos Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Alamos:

(i)	each of Alamos and the Alamos Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)	each of Alamos and the Alamos Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)	the charges, accruals and reserves for Taxes reflected on the Alamos Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Alamos, adequate under IFRS to cover Taxes with respect to Alamos and the Alamos Subsidiaries for the periods covered thereby;

(iv)	there are no investigations, audits or Claims now pending or to the knowledge of Alamos, threatened against any of Alamos or the Alamos Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Alamos or any of the Alamos Subsidiaries;

(vi)	none of Alamos and the Alamos Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)	none of Alamos and the Alamos Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(viii)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Alamos is resident in Canada; and

(B)	each of the Alamos Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(ix)	there are no Encumbrances for Taxes upon any properties or assets of Alamos or any of the Alamos Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Alamos Financial Statements); and

(x)	Alamos was to the best of its knowledge, not a PFIC for its taxable year ended December 31, 2014 and expects that it will not be a PFIC for the taxable year ending December 31, 2015.

(z)	Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business, and except as disclosed in the Alamos Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to Financial Indebtedness by Alamos or any of the Alamos Subsidiaries) between Alamos or any of the Alamos Subsidiaries on the one hand, and any: (i) officer or director of Alamos or any of the Alamos Subsidiaries; (ii) any holder of record or, to the knowledge of Alamos, beneficial owner of five percent or more of the voting securities of Alamos; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(aa)	Pension and Employee Benefits. Other than as disclosed in the Alamos Disclosure Letter:

(i)	the Alamos Disclosure Letter contains a true, complete and accurate list of all Alamos Benefit Plans and the Alamos Benefit Plans have not been amended, varied or otherwise supplemented since December 31, 2014;

(ii)	Alamos has made available to AuRico: (i) copies of all material documents setting forth the terms of each Alamos Benefit Plan, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports in connection with each Alamos Benefit Plan; (iii) the most recent actuarial reports (if applicable) for all Alamos Benefit Plans; (iv) the most recent summary plan description with respect to each Alamos Benefit Plan; and (v) all material written contracts, instruments or agreements relating to each Alamos Benefit Plan, including administrative service agreements and group insurance contracts;

(iii)	all Alamos Benefit Plans are, and have been, established, registered, qualified, administered, funded and invested in all material respects in accordance with the terms of such Alamos Benefit Plan including the terms of the material documents that support such Alamos Benefit Plan, any applicable collective agreement and all applicable Laws;

(iv)	none of the Alamos Benefit Plans provide for benefit increases, retention bonuses or payments, or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by the completion of the transactions contemplated herein;

(v)	there are no material unfunded liabilities in respect of any Alamos Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable. None of the Alamos Benefit Plans is a defined benefit pension plan;

(vi)	none of the Alamos Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees;

(vii)	there is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or, to the knowledge of Alamos, threatened involving any Alamos Benefit Plan or its assets;

(viii)	Alamos and the Alamos Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Alamos and the Alamos Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Alamos or the Alamos Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Alamos;

(ix)	Alamos and Alamos Subsidiaries have no material Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Alamos or, to the knowledge of Alamos, any of the Alamos Subsidiaries, which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis;

(x)	no Alamos Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act, is a defined benefits plan, or is a plan that could be subject to any material liability under Title IV of the U.S. Employee Retirement Income Security Act of 1974, as amended, or any similar Law;

(xi)	as of the date hereof, the number of Alamos SARs outstanding is 2,679,557 and such Alamos SARs are solely settled in cash and provide for a maximum aggregate cash payout of nil as of the date hereof;

(xii)	as of the date hereof, the number of Alamos DSUs outstanding is 159,425 and such Alamos DSUs are solely settled in cash and provide for a maximum aggregate cash payout of $939,013 as of the date hereof;

(xiii)	as of the date hereof, the number of Alamos RSUs outstanding is 1,175,392 and such Alamos RSUs are solely settled in cash and provide for a maximum aggregate cash payout of $6,923,059 as of the date hereof;

(xiv)	as at March 31, 2015 the unfunded amount under the Alamos SERP was approximately C$500,000;

(xv)	each Alamos Benefit Plan has been operated in material compliance with its terms and any contributions required to be made under each Alamos Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Alamos Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Alamos as at and for the fiscal year ended on December 31, 2014, including the notes thereto and the report by Alamos’s auditors thereon;

(xvi)	Alamos has not made any promise, proposal or commitment, whether legally binding or not, to modify or change the Alamos SERP;

(xvii)	neither the execution and delivery of this Agreement, the observance and performance by Alamos of its obligations under this Agreement nor the completion of the Transactions contemplated by this Agreement will, in and of itself, require any funding or securing of benefits under the Alamos SERP or increase the rights or entitlements (other than acceleration of vesting) of any employee or former employee under the Alamos SERP;

(xviii)	the Alamos SERP is not subject to federal or provincial pension standards legislation. The Alamos SERP is not a “retirement compensation arrangement”, “employee benefit plan”, “employee trust” or “salary deferral arrangement” as defined in the Tax Act. Alamos has not breached any of its obligations with respect to the Alamos SERP in any material respect;

(xix)	Alamos has delivered to AuRico true and complete copies of the document or documents establishing the current terms of the Alamos SERP.

(xx)	there have been no material changes to the Alamos SERP that are not reflected, for the full period reported on, in the Alamos Financial Statements and Alamos has made appropriate provision for all of its liabilities under the Alamos SERP in the Alamos Financial Statements;

(xxi)	all required employer notional contributions have been correctly calculated and allocated to member accounts in the Alamos SERP and all notional investment income has been correctly calculated and allocated to member accounts in accordance with participant elections; and

(xxii)	to the knowledge of Alamos, no event has occurred respecting any Alamos Benefit Plan which would result in the revocation of the registration of such Alamos Benefit Plan or entitle any person (without the consent of Alamos) to wind up or terminate any Alamos Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Alamos Benefit Plan.

(bb)	Reporting Status. Alamos is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Alamos Shares are registered pursuant to Section 12(b) of the 1934 Act, Alamos is subject to the reporting requirements of Section 13 of the 1934 Act and Alamos is not in default in any material respect of its obligations as such. The Alamos Shares are listed on the TSX and NYSE and are not listed or quoted on any other market, and Alamos is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(cc)	No Cease Trade. Alamos is not subject to any cease trade or other order of the TSX, NYSE, any Securities Authority or the SEC, and, to the knowledge of Alamos, no investigation or other proceedings involving Alamos that may operate to prevent or restrict trading of any securities of Alamos are currently in progress or pending before the TSX, NYSE, any Securities Authority or the SEC.

(dd)	Reports. Alamos has filed with the Securities Authorities, the SEC, the TSX, NYSE and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Alamos Documents”). The Alamos Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authority having jurisdiction over Alamos except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Alamos. Alamos has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authority which at the date hereof remains confidential. None of the Alamos Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the SEC, the TSX or NYSE.

(ee)	Sarbanes-Oxley Act of 2002. There is and has been no failure on the part of Alamos or any of its directors or officers, in their capacities as such, to comply with any provision of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 thereof related to loans and Sections 302 and 906 thereof related to certifications.

(ff)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(w)), Alamos and the Alamos Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Alamos.

(gg)	No Option on Assets. Except as disclosed in the Alamos Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Alamos or the Alamos Subsidiaries of any of the material assets of Alamos or any of the Alamos Subsidiaries other than with Alamos or as described or contemplated in this Agreement.

(hh)	Certain Contracts. None of Alamos and the Alamos Subsidiaries is a party to or bound by any non-competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Alamos or the Alamos Subsidiaries is conducted; (ii) limit any business practice of Alamos or any of the Alamos Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by Alamos or any of the Alamos Subsidiaries in any material respect.

(ii)	No Broker’s Commission. Except as disclosed in the Alamos Disclosure Letter, none of Alamos and the Alamos Subsidiaries has entered into any agreement that would entitle any Person to any valid claim against Alamos or any of the Alamos Subsidiaries for a broker’s commission, finder’s fee, success fee or any like payment or fee in respect of the Arrangement or any other matter contemplated by this Agreement.

(jj)	No Expropriation. No property or asset of Alamos or any of the Alamos Subsidiaries (including any Alamos Property or Alamos Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Alamos, is there any intent or proposal to give any such notice or to commence any such proceeding.

(kk)	Corrupt Practices Legislation. None of Alamos, any of the Alamos Subsidiaries, nor, to the knowledge of Alamos, any of their respective affiliates, officers, directors or employees acting on behalf of Alamos or any of the Alamos Subsidiaries or affiliates has taken, directly or indirectly any action which would cause Alamos or any of the Alamos Subsidiaries or affiliates to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction (collectively, the “Anti-Corruptions Laws”) and to the knowledge of Alamos no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Alamos or any of the Alamos Subsidiaries or affiliates. Alamos has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ll)	Unanimous Approval. The Alamos Board has unanimously approved the Arrangement and the entering into of this Agreement and has resolved to unanimously recommend that Alamos Shareholders approve the Alamos Resolution.

(mm)	Vote Required. The only votes of the holders of any class or series of the Alamos Shares, Alamos Options or other securities of Alamos necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the approval of the Alamos Resolution.

(nn)	Information. The information contained or incorporated by reference in the Alamos Circular relating to Alamos will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.

(oo)	U.S. Securities Law Matters. Alamos (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and (ii) is not registered or required to register as an investment company under the 1940 Act.

(pp)	Confidentiality Agreement. Except as provided in Section 4.11 of this Agreement, neither Alamos nor any of the Alamos Subsidiaries have waived or released any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements entered into by Alamos or any of the Alamos Subsidiaries and neither the entering into of this Agreement or the completion of the transactions contemplated hereby will release or spring (or be deemed to release or spring) any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements.

(qq)	Commodity Linked Agreements. Except as disclosed in the Alamos Disclosure Letter, neither Alamos nor any Alamos Subsidiary have granted or entered into, and none of the assets, properties or mineral rights of Alamos or any Alamos Subsidiary are subject to any back-in rights, farm-in rights, earn-in rights, streaming arrangements, royalty rights, off-take rights, rights of first offer, option rights, rights of first refusal or similar rights or provisions or any agency marketing fees, volume or production based payments or commodity based payments (whether based on price of a commodity or volume of copper produced or otherwise) or any other arrangements or payments (actual or contingent) where a Person would receive or be entitled to receive a payment or payments or a fee or fees in connection with the production or sale of minerals from any of mineral properties of Alamos or any Alamos Subsidiary (each of such a “Alamos Commodity Linked Agreement”).

(rr)	Ownership of AuRico Shares. As of the date hereof neither Alamos nor any Alamos Subsidiary, whether alone or together with any person under common control with Alamos or any Alamos Subsidiary or a person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of AuRico nor do they have any options, rights or entitlements to acquire any securities of AuRico (except for the purchase of AuRico Shares from treasury as provided in Section 4.10 hereof).

Representations and Warranties of AuRico

Except as disclosed in the AuRico Public Disclosure Record or except as expressly permitted by this Agreement, AuRico hereby represents and warrants to Alamos, and hereby acknowledges that Alamos is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)	Organization. AuRico and each of the AuRico Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. AuRico and each of the AuRico Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on AuRico. Except as disclosed in the AuRico Disclosure Letter, all of the issued and outstanding shares in the capital of the AuRico Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. All of the outstanding shares of the AuRico Subsidiaries are owned directly or indirectly by AuRico. Except pursuant to restrictions on transfer contained in the Articles or by-laws (or their equivalent) of the applicable AuRico Subsidiary and the outstanding shares of each of the AuRico Subsidiaries are owned free and clear of all Encumbrances and AuRico is not liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the AuRico Subsidiaries from either AuRico or any of the AuRico Subsidiaries.

(b)

Capitalization. AuRico is authorized to issue an unlimited number of AuRico Shares. As at April 10, 2015 there were: (i) 253,488,335 AuRico Shares outstanding; (ii) AuRico Options to acquire an aggregate of 13,036,801 AuRico Shares; (iii) AuRico PSUs representing the opportunity to earn, at the 100% level, up to 570,006 AuRico Shares; (iv) 332,132 AuRico DSUs; (v) 778,750 share settled AuRico RSUs and 118,269 cash settled AuRico RSUs ; (vi) an aggregate principal amount of $646,000 of AuRico Convertible Notes, which are convertible into 61,704 AuRico Shares; and (vii) an aggregate principal amount of $315,000,000 of AuRico Senior Secured Notes. Except for the AuRico Options, AuRico RSUs, AuRico DSUs, AuRico PSUs, AuRico A&R Share Purchase Plan, AuRico DRIP, AuRico 2013 Rights Plan and AuRico Convertible Notes and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating AuRico or any of the AuRico Subsidiaries to issue or sell any securities of or interest in AuRico or any of the AuRico Subsidiaries from AuRico or any of the AuRico Subsidiaries. All issued and outstanding AuRico Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of AuRico, or any of the AuRico Subsidiaries having the right to vote with the AuRico Shareholders on any matter. There are no outstanding contractual obligations of AuRico or of any of the AuRico Subsidiaries to repurchase, redeem or otherwise acquire any outstanding AuRico Shares or with respect to the voting or disposition of any outstanding AuRico Shares. Other than the AuRico Lock-Up Agreements, none of AuRico and the AuRico Subsidiaries is party to any shareholder, pooling, voting trust or similar agreement relating to the issued and outstanding securities of AuRico or any of the AuRico Subsidiaries. Each AuRico Option (i) has an exercise price at least equal to the fair market value of the AuRico Shares on a date no earlier than the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with IFRS. All AuRico Senior Secured Notes and AuRico Convertible Notes have been duly authorized and validly issued and AuRico and the AuRico Subsidiaries are in compliance with the terms of the AuRico Convertible Indenture and the AuRico Senior Indenture. Other than as disclosed in AuRico’s most recent publicly-disclosed consolidated financial statements neither AuRico nor any AuRico Subsidiary has any material Financial Indebtedness. As of the date hereof, AuRico and each of the AuRico Subsidiaries is in compliance in all respects with the terms and conditions of the AuRico Senior Secured Notes and any other evidence of material Financial Indebtedness of AuRico or any of the AuRico Subsidiaries and has not received any notice of default or breach of, or termination under, AuRico Senior Secured Notes or any other instruments governing material Financial Indebtedness of AuRico or any of the AuRico Subsidiaries.

(c)	Authority. AuRico has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by AuRico as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by AuRico and all other agreements and instruments to be executed by AuRico as contemplated by this Agreement, and the completion by AuRico of the transactions contemplated herein and therein have been authorized by the AuRico Board and, subject to obtaining the approval of AuRico Shareholders with respect to the AuRico Arrangement Resolution, the Interim Order and the Final Order in the manner contemplated herein and filings under the OBCA, including the filing of the Articles of Arrangement, no other corporate proceedings on the part of AuRico are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby other than in connection with the approval by the AuRico Board of the AuRico Circular. This Agreement has been executed and delivered by AuRico and constitutes a legal, valid and binding obligation of AuRico, enforceable against AuRico in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the AuRico Disclosure Letter, the execution and delivery by AuRico of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the Articles, Notice of Articles or by-laws (or their equivalent) of AuRico or any of the AuRico Subsidiaries,

(B)	any Law or rules or policies of the TSX or NYSE, or

(C)	any credit agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, the AuRico Mineral Rights, or other instrument to which AuRico or any of the AuRico Subsidiaries is bound or is subject to or of which AuRico or any of the AuRico Subsidiaries is the beneficiary (including, for greater certainty, the AuRico Convertible Indenture and the AuRico Senior Indenture);

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on AuRico;

(ii)	give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by AuRico or any of the AuRico Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on AuRico;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of AuRico or any of the AuRico Subsidiaries or give any Person the right to acquire any of AuRico’s or any of the AuRico Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of AuRico or any of the AuRico Subsidiaries to conduct the business of AuRico or any of the AuRico Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on AuRico; or

(iv)	result in or accelerate the time for payment (or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise) becoming due to any director or officer of AuRico or any of the AuRico Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of AuRico or any of the AuRico Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by AuRico or any of the AuRico Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by AuRico of the transactions contemplated hereby other than: (i) in connection with or in compliance with applicable securities Laws; (ii) the Interim Order and any approvals required by the Interim Order; (iii) the Final Order and any approvals required by the Final Order; (iv) filings required under the OBCA (including the Articles of Arrangement); (v) filings with and approvals required by the Securities Authorities, the SEC, the TSX and NYSE; (vi) any other consents, waivers, permits, orders or approvals required by the AuRico Credit Facility; (vii) the Competition Act Approval; (viii) the Mexican Regulatory Approval; and (ix) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on AuRico.

(d)	Directors’ Approvals. The AuRico Board has received an opinion from Scotia Capital Inc., the financial advisor to the AuRico Board, to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the AuRico Shareholders (the “AuRico Fairness Opinion”); (ii) the AuRico Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the Arrangement is in the best interests of AuRico and accordingly has approved the entering into of this Agreement and the making of a recommendation that AuRico Shareholders vote in favour of the AuRico Arrangement Resolution (collectively, the “AuRico Board Approval”); and (iii) each director or officer has advised AuRico that he or she intends to vote all AuRico Shares held by such director or officer in favour of the AuRico Arrangement Resolution.

(e)	AuRico Subsidiaries. Except as disclosed in the AuRico Disclosure Letter, the only Subsidiaries of AuRico are the AuRico Subsidiaries and AuRico does not own a direct or indirect voting or equity interest in any Person that is not one of the AuRico Subsidiaries and has no agreement or other commitment to acquire such interest. Except as disclosed in the AuRico Disclosure Letter, all of the AuRico Subsidiaries are, directly or indirectly, wholly-owned by AuRico. All of the outstanding shares and other ownership interests in the AuRico Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by AuRico are, except pursuant to restrictions on transfer contained in constituting documents of such subsidiaries, owned free and clear of all Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any Person to acquire any such shares or other ownership interests in or material assets or properties of any of the AuRico Subsidiaries.

(f)	No Defaults. None of AuRico and the AuRico Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by AuRico or any of the AuRico Subsidiaries under:

(i)	its Articles or by-laws or equivalent organizational documents; or

(ii)	any contract, agreement or licence to which AuRico or any of the AuRico Subsidiaries is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on AuRico.

(g)	Company Authorizations. AuRico and the AuRico Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of AuRico or the AuRico Subsidiaries or otherwise in connection with the material business or operations of AuRico or the AuRico Subsidiaries and such Authorizations are in full force and effect. AuRico and the AuRico Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on AuRico. There is no action, investigation or proceeding pending or, to the knowledge of AuRico, threatened regarding any of such Authorizations. None of AuRico and the AuRico Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on AuRico and all such Authorizations continue to be effective in order for AuRico and the AuRico Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than AuRico or any of the AuRico Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.

(h)	Absence of Changes. Since December 31, 2014, except as disclosed in the AuRico Disclosure Letter:

(i)	each of AuRico and the AuRico Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	there has not occurred and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have a Material Adverse Effect;

(iii)	there has not been any acquisition or sale or any agreement for the acquisition or sale by AuRico or any of the AuRico Subsidiaries of any material property or assets thereof;

(iv)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by AuRico or any of the AuRico Subsidiaries of any: (A) payment, Liability, Encumbrance or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on AuRico; (B) debt for borrowed money, (C) any creation or assumption by AuRico or any of the AuRico Subsidiaries of any Encumbrance; (D) any making by AuRico or any of the AuRico Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that do not exceed $5,000,000 outstanding at any time, and (2) loans made to other AuRico Subsidiaries); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by AuRico or any of the AuRico Subsidiaries, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, which has had or is reasonably likely to have a Material Adverse Effect on AuRico;

(v)	AuRico has not declared or paid any dividends or made any other distribution on any of the AuRico Shares or made any redemption or other acquisition of AuRico Shares, other than quarterly cash dividends in the ordinary course of business of AuRico;

(vi)	AuRico has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding AuRico Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice or as expressly permitted by this Agreement, there has not been any material increase in or modification of the compensation payable to or to become payable by AuRico, any of the AuRico Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement (including the grants or awards under the AuRico 2013 LTIP) made to, for or with any of such directors or officers;

(viii)	AuRico has not effected any material change in its accounting methods, principles or practices; and

(ix)	AuRico has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other AuRico Benefit Plan or shareholder rights plan.

(i)	Material Contracts. AuRico and the AuRico Subsidiaries have performed in all material respects all their respective obligations required to be performed by them to date under the material contracts to which AuRico or any of the AuRico Subsidiaries is a party or bound. Neither AuRico nor any of the AuRico Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does AuRico have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on AuRico. None of AuRico and the AuRico Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of AuRico, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on AuRico. All contracts that are material to AuRico and the AuRico Subsidiaries, taken as a whole, are with AuRico or one of the AuRico Subsidiaries. All material contracts are legal, valid, binding and in full force and effect and are enforceable by AuRico (or one of the AuRico Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(j)	Employment Agreements. Other than as disclosed in the AuRico Disclosure Letter:

(i)	AuRico has provided Alamos with a copy of each material employment agreement and collective agreement relating to AuRico and the AuRico Subsidiaries and all such agreements have not been amended or otherwise varied since the date noted thereon;

(ii)	AuRico and the AuRico Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to wages, labour, human rights, employment and employees;

(iii)	there is no material proceeding, action, suit or claim pending or, to the knowledge of AuRico, threatened involving any employee of AuRico and the AuRico Subsidiaries;

(iv)	neither AuRico nor any of the AuRico Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with any director or officer of AuRico or any of the AuRico Subsidiaries, that would be triggered by AuRico entering into this Agreement or the completion of the Arrangement;

(v)	none of AuRico and the AuRico Subsidiaries has any employee or consultant whose employment or contract with AuRico or one of the AuRico Subsidiaries cannot be terminated by AuRico or the AuRico Subsidiaries, as applicable; and

(vi)	none of AuRico and the AuRico Subsidiaries: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of AuRico, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of AuRico, pending or threatened strike, lockout, slowdown or work stoppage.

(k)

Financial Matters. AuRico’s audited consolidated financial statements as at and for the financial years ended December 31, 2014, 2013 and 2012 (the “AuRico Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the consolidated financial position of AuRico at the respective dates indicated, and its consolidated financial performance and its consolidated cash flows for the years then ended. Neither AuRico nor any of the AuRico Subsidiaries has any Liability or obligation (including liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes other than Taxes not yet due), whether accrued, absolute, contingent or otherwise, or any related party transactions or off balance sheet transactions not reflected in the audited consolidated financial statements of AuRico for the fiscal period ended December 31, 2014 except (i) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring AuRico’s projects) since December 31, 2014 which Liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on AuRico, and (ii) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring AuRico’s projects) that are not required to be set forth in the consolidated financial statements of AuRico for the fiscal period ended December 31, 2014 under IFRS.

AuRico maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that (i) material information relating to AuRico is made known to AuRico’s management, including its chief financial officer and chief executive officer, particularly during the periods in which AuRico’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by AuRico in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. AuRico maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act and such disclosure controls and procedures are effective. AuRico maintains a system of internal control over financial reporting. AuRico’s system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) complies with the requirements of the 1934 Act. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

AuRico maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2014, there has been no change in AuRico’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect AuRico’s internal control over financial reporting.

Since December 31, 2014, neither AuRico nor any of the AuRico Subsidiaries nor, to AuRico’s knowledge, any director, officer, employee, auditor, accountant or representative of AuRico or any of the AuRico Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of AuRico or any of the AuRico Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that AuRico or any of the AuRico Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the AuRico Board.

(l)

Books and Records. The corporate records and minute books of AuRico and the AuRico Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on AuRico. Financial books and records and accounts of AuRico and the AuRico Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS and the accounting principles generally accepted in the country of domicile of such entity; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of AuRico and the AuRico Subsidiaries; and (iii) accurately and fairly reflect the basis for the AuRico Financial Statements.

(m)	Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(w)), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of AuRico, threatened against or relating to AuRico, any of the AuRico Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on AuRico or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of AuRico, threatened against or relating to AuRico or any of the AuRico Subsidiaries before any Governmental Entity. None of AuRico and the AuRico Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of AuRico or one of the AuRico Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on AuRico.

(n)	Interest in Properties and Mineral Rights. Except as disclosed in the AuRico Disclosure Letter:

(i)	All of AuRico’s and AuRico Subsidiaries’: (A) material real properties (collectively, the “AuRico Property”) and (B) material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, the “AuRico Mineral Rights”), are set out in the AuRico Disclosure Letter. Other than the AuRico Property and the AuRico Mineral Rights set out in the AuRico Disclosure Letter, none of AuRico and the AuRico Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)	AuRico or one of the AuRico Subsidiaries is the sole legal registered and beneficial owner of all right, title and interest in and to the AuRico Property and the AuRico Mineral Rights, free and clear of any Encumbrances.

(iii)	All of the AuRico Mineral Rights have been properly located and recorded and otherwise granted in compliance with applicable Laws and are comprised of valid and subsisting AuRico Mineral Rights.

(iv)	The AuRico Property and the AuRico Mineral Rights are in good standing under applicable Laws and, to the knowledge of AuRico, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no material adverse claim against or challenge to the title to or ownership of the AuRico Property or any of the AuRico Mineral Rights.

(vi)	AuRico or a Subsidiary of AuRico has the exclusive right to deal with the AuRico Property and the AuRico Mineral Rights.

(vii)	Other than Taxes and interests of Governmental Entities, no Person other than AuRico and the AuRico Subsidiaries has any interest in the AuRico Property or any of the AuRico Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)	There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect AuRico’s or any of the AuRico Subsidiaries’ interest in the AuRico Property or any of the AuRico Mineral Rights.

(ix)	There are no material restrictions on the ability of AuRico or any of the AuRico Subsidiaries to use, transfer or exploit the AuRico Property or any of the AuRico Mineral Rights, except pursuant to the applicable Laws.

(x)	None of AuRico and the AuRico Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of AuRico or any of the AuRico Subsidiaries in any of the AuRico Property or any of the AuRico Mineral Rights.

(xi)	AuRico and the AuRico Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by AuRico and the AuRico Subsidiaries, and other interests that are required to exploit the development potential of the AuRico Property and the AuRico Mineral Rights based on current operations and no third party or group holds any such rights that would be required by AuRico to develop the AuRico Property or any of the AuRico Mineral Rights.

(xii)

All mines located in or on the lands of AuRico or any of the AuRico Subsidiaries, or lands pooled or unitized or otherwise used in connection therewith, which have been abandoned by AuRico or any of the AuRico Subsidiaries, have been abandoned in all material respects in accordance with good mining practices and in compliance in all material respects with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to AuRico as of the date hereof have been accurately set forth in the AuRico Public Disclosure

Record without omission of information necessary to make the disclosure not misleading.

(o)	Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for AuRico Property and the AuRico Mineral Rights in which AuRico or any of the AuRico Subsidiaries holds an interest, as set forth in the AuRico Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of AuRico, any of the AuRico Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the AuRico Documents. All information regarding the AuRico Property and the AuRico Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed by Laws, have been disclosed in the AuRico Documents.

(p)	Marketing of Production.

(i)	Other than as disclosed in the AuRico Disclosure Letter, since (and including) December 31, 2014, all sales of gold, silver and other mineral products by AuRico or any of the AuRico Subsidiaries have been made on (and only on) the following basis:

(A)	all such sales were spot sales to arm’s length third party purchasers;

(B)	all such sales require or required payment by purchasers in United States dollars no later than thirty (30) days from the date of delivery;

(C)	all such sales otherwise were on terms based on, and consistent with, good international industry practice; and

(D)	AuRico and the AuRico Subsidiaries have received or are entitled to receive the full sale price from the third party purchasers of such mineral products without any payment to or deduction in favour of any Person, and no purchaser has defaulted in any payment due in respect of any such sales;

and since (and including) December 31, 2014, other than as disclosed in the AuRico Disclosure Letter, none of AuRico or any of the AuRico Subsidiaries is or was a party to or bound by, or incurred an obligation or Liability under or in respect of, any agreement or arrangement that is in substance an interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangements.

(ii)	None of AuRico or any of the AuRico Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(q)	Off Balance Sheet Transactions. Other than as disclosed in the AuRico Disclosure Letter, none of AuRico or any of the AuRico Subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements.

(r)	Title and Rights re: Other Assets. AuRico and the AuRico Subsidiaries, as applicable, have good and valid title to all material properties and assets other than AuRico Properties and AuRico Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the year ended December 31, 2014 (or acquired after that date) or as described in the annual information form dated as of February 19, 2015 of AuRico or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by AuRico or any of the AuRico Subsidiaries, free and clear of all material Encumbrances, and, except as disclosed in the AuRico Disclosure Letter, there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect AuRico’s or any of the AuRico Subsidiaries’ interest in any of the foregoing-described material properties and assets.

(s)	Intellectual Property. Each of AuRico and the AuRico Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of AuRico, there has been no claim of infringement by any of AuRico or any of the AuRico Subsidiaries or breach by AuRico or any of the AuRico Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and none of AuRico and the AuRico Subsidiaries has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(t)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on AuRico:

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of AuRico, any of the AuRico Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(ii)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which AuRico or any of the AuRico Subsidiaries or any of their material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(u)	Other Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on AuRico:

(i)	any and all operations of AuRico and each of the AuRico Subsidiaries and, to the knowledge of AuRico, any and all operations by third parties, on or in respect of the assets and properties of AuRico and the AuRico Subsidiaries, have been conducted in accordance with reasonable and prudent international mining industry practices and in compliance with applicable Laws; and

(ii)	in respect of the assets and properties of each of AuRico and the AuRico Subsidiaries that are operated by it, if any, AuRico and the AuRico Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of AuRico and the AuRico Subsidiaries, as the case may be, as presently operated.

(v)	Insurance. AuRico maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(w)	Environmental. Except to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on AuRico or any of the AuRico Subsidiaries:

(i)	AuRico and the AuRico Subsidiaries are and have been in compliance with, and are not in violation of, any Environmental Laws;

(ii)	AuRico and the AuRico Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits, presence or discharges of pollutants or hazardous or toxic substances, contaminants or wastes into or in the earth, air or any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems by AuRico or any of the AuRico Subsidiaries or at, to or from AuRico’s assets or operations, which could reasonably be expected to result in Liability under any Environmental Law;

(iv)	no orders, notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws relating to the business or assets of AuRico or any of the AuRico Subsidiaries;

(v)	neither AuRico nor any of the AuRico Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(vi)	AuRico and the AuRico Subsidiaries hold Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither AuRico nor any of the AuRico Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)	there are no changes in the status, terms or conditions of any Environmental Approvals held by AuRico or any of the AuRico Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of AuRico or any of the AuRico Subsidiaries following the Effective Date;

(viii)	AuRico and the AuRico Subsidiaries have made available to Alamos all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health, and safety matters; and

(ix)	to the knowledge of AuRico, none of AuRico and the AuRico Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(x)	Aboriginal and Ejido Affairs and Social Security.

(i)	to the knowledge of AuRico (A) it is carrying on business in compliance in all material respects with all legal and governmental requirements associated with aboriginal-related and ejido-related matters, (B) there are no facts that could give rise to non-compliance by AuRico in respect of any such legal or governmental requirements;

(ii)	there is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group or Ejido Group of which AuRico has received notice, with respect to any AuRico Property or AuRico Mineral Right or any Authorization issued by any Governmental Entity in respect of, or otherwise related to AuRico;

(iii)	no portion of the AuRico Property or AuRico Mineral Rights are designated or legally constitutes a “reserve” pursuant to the Indian Act (Canada);

(iv)	since January 1, 2010, there has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group or Ejido Group with respect to the AuRico Property or otherwise affecting the AuRico Mineral Rights, or to the knowledge of AuRico has any responsible official of any Aboriginal Group or Ejido Group since January 1, 2010, threatened AuRico with any blockade or other program of civil disobedience with respect to the AuRico Property or which could reasonably be expected to affect the AuRico Mineral Rights;

(v)	to the knowledge of AuRico, no other person, including no other Persons representing or purporting to represent an Aboriginal Group or Ejido Group, or Aboriginal Group or Ejido Group has asserted any right or interest of any kind whatsoever, relating to any of the AuRico Property;

(vi)	the AuRico Disclosure Letter sets out all agreements, written or verbal, between AuRico and any Aboriginal Group or Ejido Group;

(vii)	neither AuRico nor the AuRico Subsidiaries have received any notice, whether written or oral from any Governmental Entity, Aboriginal Group or Ejido Group or any Persons representing or purporting to represent an Aboriginal Group or Ejido Group of the exercise of aboriginal rights or ejido rights or assertion of aboriginal title or ejido title in the area of the AuRico Property or AuRico Mineral Rights or AuRico’s or AuRico Subsidiaries’ interests in the AuRico Property or AuRico Mineral Rights or of an impact on the asserted aboriginal title or rights or ejido title or rights involving AuRico’s or AuRico Subsidiaries’ works on the AuRico Property or AuRico Mineral Rights;

(viii)	there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of AuRico, threatened affecting AuRico or any of the AuRico Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, with respect to aboriginal rights, ejido rights or the duty to consult. Neither AuRico nor any of the AuRico Subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree with respect to such aboriginal rights or ejido rights or duty to consult;

(ix)	where applicable, the incorporation to the private property regime of any owned AuRico Property or AuRico Mineral Rights, formerly under an ejido regime, was effected under the terms and conditions of applicable Law including without limitation, of the Mexican Agrarian Law (Ley Agraria), except where the failure to so effect would not have a Material Adverse Effect;

(x)	where applicable, all the assemblies, notices and/or other acts and/or procedures required under the Mexican Agrarian Law (Ley Agraria) for the incorporation of any owned AuRico Property or AuRico Mineral Rights, were performed, except where the failure to so perform would not have a Material Adverse Effect;

(xi)	where applicable, all expropriation procedures over owned AuRico Property or AuRico Mineral Rights were carried out in compliance in all material respects with applicable Law, including, without limitation, the Mexican Expropriation Law (Ley de Expropiación);

(xii)	With respect to each parcel of the real estate subject to propiedad ejidal or propiedad comunal subject to which AuRico or an AuRico Subsidiary has rights (the “AuRico Ejido Property”):

(A)	AuRico has the legal right pursuant to applicable Law to occupy, use, and/or exploit any such AuRico Ejido Property;

(B)	there is no assembly, notice or act regarding the AuRico Ejido Property that is being contested and/or that may be null or void pursuant to the Mexican Agrarian Law (Ley Agraria), and

(C)	none of is part of any litigation, claim or similar action by a third party claiming the ownership of any such parcel; and

(xiii)	all the liabilities and obligations of AuRico and the AuRico Subsidiaries in connection with the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social), the Mexican Institute of the National Fund for Housing of Workers (Instituto del Fondo Nacional de la Vivienda para los Trabajadores), the Mexican Retirement Savings System (Sistema de Ahorro para el Retiro), funds or social security plans, pension or retirement benefits and payments for services rendered, to employees, officers and/or directors of AuRico or an AuRico Subsidiary (including those employed through an outsourcing structure), have been paid or are duly reserved and reflected in the AuRico Financial Statements.

(y)	Tax Matters. Except as disclosed in the AuRico Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on AuRico:

(i)	each of AuRico and the AuRico Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)	each of AuRico and the AuRico Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)	the charges, accruals and reserves for Taxes reflected on the AuRico Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of AuRico, adequate under IFRS to cover Taxes with respect to AuRico and the AuRico Subsidiaries for the periods covered thereby;

(iv)	there are no investigations, audits or Claims now pending or to the knowledge of AuRico, threatened against any of AuRico or the AuRico Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to AuRico or any of the AuRico Subsidiaries;

(vi)	none of AuRico and the AuRico Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)	none of AuRico and the AuRico Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(viii)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	AuRico is resident in Canada; and

(B)	each of the AuRico Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(ix)	there are no Encumbrances for Taxes upon any properties or assets of AuRico or any of the AuRico Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the AuRico Financial Statements); and

(x)	AuRico was to the best of its knowledge, not a PFIC for its taxable year ended December 31, 2014 and expects that it will not be a PFIC for the taxable year ending December 31, 2015.

(z)

Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business, and except as disclosed in the AuRico Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to Financial Indebtedness by AuRico or any of the AuRico Subsidiaries) between AuRico or any of the AuRico Subsidiaries on the one hand, and any: (i) officer or director of AuRico or any of the AuRico Subsidiaries; (ii) any holder of record or, to the knowledge of AuRico, beneficial owner of five percent or more of the voting securities of AuRico; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(aa)	Pension and Employee Benefits.

(i)	The AuRico Disclosure Letter contains a true, complete and accurate list of all AuRico Benefit Plans and the AuRico Benefit Plans have not been amended, varied or otherwise supplemented since December 31, 2014.

(ii)	AuRico has made available to Alamos: (i) copies of all material documents setting forth the terms of each AuRico Benefit Plan, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports in connection with each AuRico Benefit Plan; (iii) the most recent actuarial reports (if applicable) for all AuRico Benefit Plans; (iv) the most recent summary plan description with respect to each AuRico Benefit Plan; and (v) all material written contracts, instruments or agreements relating to each AuRico Benefit Plan, including administrative service agreements and group insurance contracts.

(iii)	All AuRico Benefit Plans are, and have been, established, registered, qualified, administered, funded and invested in all material respects in accordance with the terms of such AuRico Benefit Plan including the terms of the material documents that support such AuRico Benefit Plan, any applicable collective agreement and all applicable Laws.

(iv)	None of the AuRico Benefit Plans provide for benefit increases, retention bonuses or payments or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by the completion of the transactions contemplated herein.

(v)	There are no material unfunded liabilities in respect of any AuRico Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable. None of the AuRico Benefit Plans is a defined benefit pension plan.

(vi)	None of the AuRico Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees.

(vii)	There is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or, to the knowledge of AuRico, threatened involving any AuRico Benefit Plan or its assets.

(viii)

AuRico and the AuRico Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of AuRico and the AuRico Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon AuRico or the AuRico Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on AuRico.

(ix)	AuRico and AuRico Subsidiaries have no material Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by AuRico or, to the knowledge of AuRico, any of the AuRico Subsidiaries, which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(x)	No AuRico Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act, is a defined benefits plan, or is a plan that could be subject to any material liability under Title IV of the U.S. Employee Retirement Income Security Act of 1974, as amended, or any similar Law.

(xi)	as of the date hereof, the number of AuRico DSUs outstanding is 322,132 and such AuRico DSUs may be settled in AuRico Shares, cash or a combination thereof and provide for a maximum aggregate cash payout of $963,174 as of the date hereof;

(xii)	as of the date hereof, the number of AuRico PSUs outstanding is 570,006 and such AuRico PSUs may be settled in AuRico Shares, cash or a combination thereof and provide for a maximum aggregate cash payout at the 100% level of $1,704,317 as of the date hereof;

(xiii)	as of the date hereof, the number of AuRico RSUs outstanding is 897,019 and such AuRico RSUs may be settled in AuRico Shares, cash or a combination thereof and provide for a maximum aggregate payout of $353,624 as of the date hereof;

(xiv)	Each AuRico Benefit Plan has been operated in material compliance accordance with its terms and any contributions required to be made under each AuRico Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each AuRico Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for AuRico as at and for the fiscal year ended on December 31, 2014, including the notes thereto and the report by AuRico’s auditors thereon; and

(xv)	To the knowledge of AuRico, no event has occurred respecting any AuRico Benefit Plan which would result in the revocation of the registration of such AuRico Benefit Plan or entitle any person (without the consent of AuRico) to wind up or terminate any AuRico Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such AuRico Benefit Plan.

(bb)	Reporting Status. AuRico is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The AuRico Shares are registered pursuant to Section 12(b) of the 1934 Act, AuRico is subject to the reporting requirements of Section 13 of the 1934 Act and AuRico is not in default in any material respect of its obligations as such. The AuRico Shares are listed on the TSX and NYSE and are not listed or quoted on any other market, and AuRico is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(cc)	No Cease Trade. AuRico is not subject to any cease trade or other order of the TSX, NYSE, any Securities Authority or the SEC, and, to the knowledge of AuRico, no investigation or other proceedings involving AuRico that may operate to prevent or restrict trading of any securities of AuRico are currently in progress or pending before the TSX, NYSE, any Securities Authority or the SEC.

(dd)	Reports. AuRico has filed with the Securities Authorities, the SEC, the TSX, NYSE and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “AuRico Documents”). The AuRico Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authority having jurisdiction over AuRico except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on AuRico. AuRico has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authority which at the date hereof remains confidential. None of the AuRico Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the SEC, the TSX or NYSE.

(ee)	Sarbanes-Oxley Act of 2002. There is and has been no failure on the part of AuRico or any of its directors or officers, in their capacities as such, to comply with any provision of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 thereof related to loans and Sections 302 and 906 thereof related to certifications.

(ff)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(w)), AuRico and the AuRico Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on AuRico.

(gg)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from AuRico or the AuRico Subsidiaries of any of the material assets of AuRico or any of the AuRico Subsidiaries other than with AuRico or as described or contemplated in this Agreement.

(hh)	Certain Contracts. None of AuRico and the AuRico Subsidiaries is a party to or bound by any non-competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of AuRico or the AuRico Subsidiaries is conducted; (ii) limit any business practice of AuRico or any of the AuRico Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by AuRico or any of the AuRico Subsidiaries in any material respect.

(ii)	No Broker’s Commission. Except as disclosed in the AuRico Disclosure Letter, none of AuRico and the AuRico Subsidiaries has entered into any agreement that would entitle any Person to any valid claim against AuRico or any of the AuRico Subsidiaries for a broker’s commission, finder’s fee, success fee or any like payment or fee in respect of the Arrangement or any other matter contemplated by this Agreement.

(jj)	No Expropriation. No property or asset of AuRico or any of the AuRico Subsidiaries (including any AuRico Property or AuRico Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of AuRico, is there any intent or proposal to give any such notice or to commence any such proceeding.

(kk)	Corrupt Practices Legislation. None of AuRico, any of the AuRico Subsidiaries, nor, to the knowledge of AuRico, any of their respective affiliates, officers, directors or employees acting on behalf of AuRico or any of the AuRico Subsidiaries or affiliates has taken, directly or indirectly, any action which would cause AuRico or any of the AuRico Subsidiaries or affiliates to be in violation of Anti-Corruption Laws and to the knowledge of AuRico no such action has been taken by any of its agents, representatives or other Persons acting on behalf of AuRico or any of the AuRico Subsidiaries or affiliates. AuRico has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ll)	Unanimous Approval. The AuRico Board has unanimously approved the Arrangement and the entering into of this Agreement and has resolved to unanimously recommend that AuRico Shareholders approve the AuRico Arrangement Resolution.

(mm)	Vote Required. The only votes of the holders of any class or series of the AuRico Shares, AuRico Options or other securities of AuRico necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the approval of the AuRico Arrangement Resolution.

(nn)	Information. The information contained or incorporated by reference in the AuRico Circular relating to AuRico will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.

(oo)	Canadian Status. AuRico is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(pp)	Securities Law Matters. AuRico (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and (ii) is not registered or required to register as an investment company under the 1940 Act.

(qq)	Confidentiality Agreement. Except as disclosed in the AuRico Disclosure Letter, neither AuRico nor any of the AuRico Subsidiaries have waived or released any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements entered into by AuRico or any of the AuRico Subsidiaries and neither the entering into of this Agreement or the completion of the transactions contemplated hereby will release or spring (or be deemed to release or spring) any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements.

(rr)	Commodity Linked Agreements. Except as disclosed in the AuRico Disclosure Letter, neither AuRico nor any AuRico Subsidiary have granted or entered into, and none of the assets, properties or mineral rights of AuRico or any AuRico Subsidiary are subject to any back-in rights, farm-in rights, earn-in rights, streaming arrangements, royalty rights, off-take rights, rights of first offer, option rights, rights of first refusal or similar rights or provisions or any agency marketing fees, volume or production based payments or commodity based payments (whether based on price of a commodity or volume of copper produced or otherwise) or any other arrangements or payments (actual or contingent) where a Person would receive or be entitled to receive a payment or payments or a fee or fees in connection with the production or sale of minerals from any of mineral properties of AuRico or any AuRico Subsidiary (each of such an “AuRico Commodity Linked Agreement”).

(ss)	Ownership of Alamos Shares. As of the date hereof neither AuRico nor any AuRico Subsidiary, whether alone or together with any person under common control with AuRico or any AuRico Subsidiary or a person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of Alamos nor do they have any options, rights or entitlements to acquire any securities of Alamos.

Alamos Disclosure Letter

The Parties acknowledge and agree that Alamos has delivered to AuRico the Alamos Disclosure Letter, which has been accepted by AuRico and which sets forth all modifications to those representations and warranties made by Alamos in Section 3.1 hereof.

AuRico Disclosure Letter

The Parties acknowledge and agree that AuRico has delivered to Alamos the AuRico Disclosure Letter, which has been accepted by Alamos and which sets forth all modifications to those representations and warranties made by AuRico in Section 3.2 hereof.

Survival of Representations and Warranties

The representations and warranties contained in this Agreement (other than those contained in Section 4.10) shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated.

COVENANTS

Covenants of AuRico

Subject to the other terms and conditions of this Agreement, AuRico hereby covenants and agrees with Alamos as follows:

(a)	AuRico Meeting. In a timely and expeditious manner, AuRico shall:

(i)	prepare the AuRico Circular, provide Alamos with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by Alamos, and subsequently file the AuRico Circular, together with any other documents required by applicable Laws, in all jurisdictions where the AuRico Circular is required to be filed and mail the AuRico Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the AuRico Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to and provided by Alamos. Such AuRico Circular will include information in sufficient detail to permit the AuRico Shareholders to form a reasoned judgment concerning the matters to be placed before them at the AuRico Meeting, and to allow reliance upon the Section 3(a)(10) Exemption with respect to the issue of the 3(a)(10) Securities as part of completion of the Arrangement;

(ii)

subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the AuRico Arrangement Resolution, including retaining a proxy solicitation agent to solicit in favour of the AuRico Arrangement Resolution; (B) recommend (and the AuRico Board shall in the AuRico Circular unanimously recommend) to all AuRico Shareholders that they vote in favour of the AuRico Arrangement Resolution; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Alamos such recommendation or the unanimous approval, recommendation or declaration of advisability of the AuRico Board (a “Change in AuRico Recommendation”), it being understood that failing to affirm the approval or recommendation of the AuRico Board of the transactions contemplated herein after an AuRico Acquisition Proposal has been publicly announced shall be considered an adverse modification except as expressly permitted by Sections 6.3 and 6.4 hereof; and (D) include in the AuRico Circular the AuRico Board Approval and a statement that each director and officer of AuRico intends to vote all of such Person’s AuRico Shares and securities exchangeable for, or convertible into, AuRico Shares in favour of the AuRico Arrangement Resolution;

(iii)	convene and conduct the AuRico Meeting in accordance with AuRico’s constating documents, applicable Laws and the Interim Order as soon as reasonably practicable and in any event no later than July 17, 2015. AuRico shall use its commercially reasonable efforts to schedule the AuRico Meeting on the same day as the Alamos Meeting;

(iv)	provide notice to Alamos of the AuRico Meeting and allow representatives of Alamos to attend the AuRico Meeting;

(v)	at the reasonable request of Alamos from time to time AuRico shall provide Alamos with a list (in both written and electronic form) of the registered AuRico Shareholders, together with their addresses and respective holdings of AuRico Shares and with a list of the names and addresses and holdings of all Persons having rights issued by AuRico to acquire AuRico Shares (including holders of AuRico Options and AuRico Convertible Notes) and a list of non-objecting beneficial owners of AuRico Shares, together with their addresses and respective holdings of AuRico Shares. AuRico shall from time to time require that its registrar and transfer agent furnish Alamos with such additional information, including updated or additional lists of AuRico Shareholders and lists of holdings and other assistance as Alamos may reasonably request;

(vi)	provide Alamos with information on the proxies received and the AuRico Shareholder votes on the AuRico Arrangement Resolution on a daily basis commencing at least ten Business Days before the date of the AuRico Meeting to the extent that such information is available to AuRico;

(vii)	take all such actions as may be required under applicable Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement; and

(viii)

except as required by applicable Law, or with the prior written consent of the Alamos, which shall not be unreasonably withheld or delayed, the AuRico Arrangement Resolution and the approval of any matters related to New AuRico in connection with the transactions contemplated by this Agreement (including the approval of stock option or other equity incentive plans or such other approvals as may be required by the TSX, TSX Venture Exchange or applicable Laws) shall be the only matters of business transacted at the AuRico Meeting; provided that, if AuRico is required by applicable Law, or permitted by Alamos in writing, to transact any other item of business at the AuRico Meeting, AuRico shall cause the AuRico Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the AuRico Meeting.

(b)	Amendments to AuRico Circular. In a timely and expeditious manner and subject to providing Alamos with a reasonable opportunity to comment thereon, AuRico shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the AuRico Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws on the date of the mailing thereof.

(c)	Adjournment. Subject to subsection 6.4(f), AuRico shall not adjourn, postpone or cancel the AuRico Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the AuRico Meeting; (ii) if required by applicable Laws; (iii) if otherwise agreed with Alamos; or (iv) if required by the Court. For greater certainty, no Change in AuRico Recommendation shall relieve AuRico from its obligation to proceed to call and hold the AuRico Meeting and to hold the vote on the AuRico Arrangement Resolution (provided that, except as required under applicable Laws, AuRico shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(d)	Information for Alamos Circular. In a timely and expeditious manner, AuRico shall provide to Alamos all information as may be reasonably requested by Alamos or as required by the Interim Order or applicable Laws with respect to AuRico and the AuRico Subsidiaries (including New AuRico) and their respective businesses and properties for inclusion in the Alamos Circular or in any amendment or supplement to the Alamos Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to AuRico and the AuRico Subsidiaries (including New AuRico) required to be disclosed in the Alamos Circular (including any pro forma financial statements) and not containing any misrepresentation (as defined under applicable Laws) with respect thereto. AuRico shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Alamos Circular and fully cooperate with Alamos in the preparation of the Alamos Circular.

(e)	Dissent Rights. AuRico shall promptly provide Alamos with a copy of any purported exercise of the Dissent Rights in respect of the AuRico Arrangement Resolution and written communications with any AuRico Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed.

(f)	Compliance with Orders. AuRico shall forthwith carry out the terms of the Interim Order and the Final Order.

(g)	Copy of Documents. Except as otherwise provided herein, AuRico shall furnish promptly to Alamos a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis). AuRico shall, and shall cause the AuRico Subsidiaries to, give Alamos and its representatives during normal business hours reasonable access to their premises, assets, books, records, contracts and personnel and furnish Alamos with all such other information as Alamos may reasonably request. No environmental assessment or other intrusive analysis will be conducted by Alamos without the prior written consent of AuRico.

(h)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, AuRico shall, and shall cause the AuRico Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(i)	Certain Actions Prohibited. Other than as required or expressly permitted or specifically contemplated by this Agreement, AuRico shall not, without the prior written consent of Alamos, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or cause or permit any of the AuRico Subsidiaries to do, any of the following, except where refraining from taking any such action, or seeking the consent of Alamos, as the case may be, would be contrary to applicable Laws:

(i)	issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the AuRico Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, AuRico or any of the AuRico Subsidiaries, other than the issue of AuRico Shares in accordance with the AuRico Options, AuRico Convertible Notes, AuRico PSUs, AuRico RSUs, AuRico DSUs, AuRico A&R Share Purchase Plan, AuRico DRIP issued and outstanding on the date hereof in accordance with their terms as of the date hereof or as required by the AuRico 2013 Rights Plan;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of, or permit any of the AuRico Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles, notice of articles, by-laws or other constating documents or their equivalent of AuRico or any of the AuRico Subsidiaries or any of the terms of the AuRico Shares, AuRico Options, AuRico DSUs, AuRico PSUs, AuRico RSUs, AuRico Convertible Notes or AuRico Senior Secured Notes as they exist at the date of this Agreement;

(iv)	reduce its stated capital, or split, combine or reclassify any of the shares or other securities of AuRico or any of the AuRico Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the AuRico Shares or the shares of any of the AuRico Subsidiaries (other than quarterly cash dividends in respect of the AuRico Shares in the ordinary course of business of AuRico);

(v)	redeem, purchase or offer to purchase, or permit any of the AuRico Subsidiaries to redeem, purchase or offer to purchase, any AuRico Shares and, other than pursuant to the AuRico 2013 LTIP, AuRico Convertible Notes, AuRico 2013 Rights Plan, AuRico A&R Share Purchase Plan or AuRico DRIP any other securities or rights under existing contracts, agreements and commitments;

(vi)	take any action that would result in any amendment, modification, or change of any term of any Financial Indebtedness by AuRico or any of the AuRico Subsidiaries;

(vii)	adopt, or permit any of the AuRico Subsidiaries to adopt, any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(viii)	acquire or agree to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other entity, or permit any of the AuRico Subsidiaries to acquire or agree to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other entity;

(ix)

(A) satisfy or settle any claim, dispute, Liability or obligation that is not in the ordinary course of business except for any Liability or obligation between AuRico and any of the AuRico Subsidiaries or between AuRico Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $5,000,000; (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (D) enter into or renew any lease, licence or other binding obligation of AuRico or any of the AuRico Subsidiaries (1) containing (a) any limitation or restriction on the ability of AuRico or any of the AuRico Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Amalco or any to its Subsidiaries to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of AuRico or any of the AuRico Subsidiaries or following consummation of the transactions contemplated hereby, all or any portion of the business Amalco or any of its Subsidiaries, is or would be conducted, or (c) any limit or restriction on the ability of AuRico or any of the AuRico Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Amalco or any of its Subsidiaries, to solicit customers or employees, or (2) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (E) not enter into or renew any agreement, contract, lease, licence or other binding obligation of AuRico or any of the AuRico Subsidiaries that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $10,000,000;

(x)	(A) acquire any material assets; (B) incur any indebtedness for borrowed money or any other material Liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, except inter-company guarantees and inter-company loans and advances; (C) authorize, recommend or propose any release or relinquishment of any material contractual right; (D) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights, claims or document; (E) enter into or terminate any hedges, swaps or other similar financial instruments or transactions, except for the settlement of contracts in existence as of the date of this Agreement; (F) enter into any financial agreements with its directors or officers or their respective affiliates; or (G) authorize, propose, permit or agree to any of the above;

(xi)	initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the AuRico Property or the AuRico Mineral Rights) without the prior consent of Alamos such consent not to be unreasonably withheld, and further agrees, subject to applicable Law, to provide Alamos with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(xii)	enter into, or cause any AuRico Subsidiaries to enter into, new material commitments of a capital expenditure nature or incur any new material contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by Laws; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xiii)

create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for ordinary course salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business;

(xiv)	adopt or amend or make any material contribution to any AuRico Benefit Plan, the AuRico 2013 LTIP or any other bonus, profit sharing, retention, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or the terms of such plans, programs, arrangements or agreements where the failure to so comply would result in a material breach of such plans, programs, arrangements or agreements;

(xv)	take actions or fail to take any action that could reasonably be expected to be prejudicial to Amalco’s or New AuRico’s interest in the business, property or assets of AuRico or any of the AuRico Subsidiaries following the closing of the Arrangement;

(xvi)	acquire any securities of Alamos or any option, rights or entitlements to acquire any securities of Alamos or enter into any commitment or agreement to do any of the foregoing;

(xvii)	except as required by IFRS or any other generally accepted accounting principle to which any of the AuRico Subsidiaries may be subject, or any applicable Laws, make any changes to the existing accounting policies of AuRico or any of the AuRico Subsidiaries or make any material tax election inconsistent with past practice other than as contemplated in this Agreement; or

(xviii)	(i) transfer, sell, assign, gift or dispose of all or any portion of any of the assets, properties or rights of AuRico or any of the AuRico Subsidiaries or any interest therein to New AuRico, or (ii) grant to New AuRico any right, option or privilege to acquire all or any portion of any of the assets, properties or rights of AuRico or any of the AuRico Subsidiaries or any interest therein, in each case other than the New AuRico Property in accordance with the Arrangement.

(j)	Employment Arrangements. Other than as disclosed in the AuRico Disclosure Letter or as expressly permitted by this Agreement, AuRico shall not, and shall not cause or permit the AuRico Subsidiaries to, without the prior written consent of Alamos, which shall not be unreasonably withheld, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares or other equity award, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control, retention bonus or payments, or termination pay to, or make any loan to, any officer or director of AuRico or any of the AuRico Subsidiaries.

(k)	Insurance. AuRico shall use commercially reasonable efforts, and shall cause the AuRico Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l)	Mineral Rights and Properties. AuRico shall use commercially reasonable efforts to maintain and preserve all of its rights under each of the AuRico Mineral Rights, AuRico Property and under each of its Authorizations.

(m)	Certain Actions. AuRico shall:

(i)	not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by AuRico in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or that would or could have a Material Adverse Effect on AuRico;

(ii)	not participate in any material discussions, negotiations, consultations or filings or other communications, other than in the normal course of business, with (i) any Governmental Entity regarding permits or Environmental Laws with respect to the AuRico Property or AuRico Mineral Rights or (ii) any (or any Governmental Entity in relation to any of the foregoing) Aboriginal Groups or any Persons representing or purporting to represent any Aboriginal Group on the exercise of aboriginal rights or assertion of aboriginal title in relation to the AuRico Property or AuRico Mineral Rights or the transactions contemplated by this Agreement without the prior written consent of Alamos, which shall not be unreasonably withheld, and AuRico shall, and shall cause the AuRico Subsidiaries to, provide Alamos with prompt notice of any material communication (whether oral or written) in respect of any of the foregoing, including a copy of any written communication, and to allow Alamos to participate in any such permitted discussions, negotiations, consultations, filings or other communications; and

(iii)	promptly notify Alamos of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Effect, in respect of AuRico; and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated).

(n)	No Compromise. AuRico shall not, and shall cause the AuRico Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of AuRico in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed.

(o)	Contractual Obligations. Without the prior written agreement of Alamos, AuRico shall not, and shall cause the AuRico Subsidiaries not to, enter into, renew or modify in any material respect any instruments governing Financial Indebtedness, material contract, agreement, lease, commitment or arrangement to which AuRico or any of the AuRico Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on AuRico.

(p)	Satisfaction of Conditions. AuRico shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)	obtain the approval of the AuRico Shareholders with respect to the AuRico Arrangement Resolution in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)	obtain all consents, approvals and authorizations as are required to be obtained by AuRico or any of the AuRico Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on AuRico, including the Competition Act Approval and Mexican Regulatory Approval;

(iii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity, including the Competition Act Approval and Mexican Regulatory Approval;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated by this Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)	cause the issuance of the 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and all applicable state securities laws in reliance upon similar exemptions;

(vi)	obtain all third party consents, waivers and approvals and give any notices required under any of the material contracts to which AuRico or any of the AuRico Subsidiaries is a party or its or their respective assets are bound;

(vii)	cause the Class A Shares to be issued pursuant to the Arrangement to be listed on the TSX and NYSE, and the AuRico Shares issuable pursuant to Section 4.10 to be approved for listing on the TSX and NYSE upon issuance;

(viii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by AuRico;

(ix)	acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement (including the New AuRico Indemnity, the Non-Solicitation Agreement and the Standstill Agreement) on the terms and conditions set forth in this Agreement; and

(x)	cooperate with Alamos in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate AuRico to pay or cause to be paid any monies to cause such performance to occur.

(q)	Keep Fully Informed. Subject to applicable Laws, AuRico shall use commercially reasonable efforts to conduct itself so as to keep Alamos fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)	Cooperation. AuRico shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)	Representations. AuRico shall use commercially reasonable efforts to conduct its affairs and to cause the AuRico Subsidiaries to conduct their affairs so that all of the representations and warranties of AuRico contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)	Taxes. AuRico shall, and shall cause the AuRico Subsidiaries to:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld;

(iv)	not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld; and

(vi)	not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2014, except as may be required by applicable Laws or IFRS.

(u)	Record Date: AuRico agrees that the record date for AuRico Shareholders entitled to receive notice, attend and vote at the AuRico Meeting shall not be prior to the date on which the Private Placement is completed and the Subscription Shares issued to Alamos.

Covenants of Alamos

Subject to the other terms and conditions of this Agreement, Alamos hereby covenants and agrees with AuRico as follows:

(a)	Alamos Meeting. In a timely and expeditious manner, Alamos shall:

(i)	prepare the Alamos Circular, provide AuRico with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by AuRico, and subsequently file the Alamos Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Alamos Circular is required to be filed and mail the Alamos Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Alamos Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to and provided by AuRico. Such Alamos Circular will include information in sufficient detail to permit the Alamos Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Alamos Meeting and to allow reliance upon the Section 3(a)(10) Exemption with respect to the issue of the 3(a)(10) Securities as part of completion of the Arrangement;

(ii)

subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the Alamos Resolution, including retaining a proxy solicitation agent to solicit in favour of the Alamos Resolution;

(B) recommend (and the Alamos Board shall in the Alamos Circular unanimously recommend) to all Alamos Shareholders that they vote in favour of the Alamos Resolution; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to AuRico such recommendation or the unanimous approval, recommendation or declaration of advisability of the Alamos Board (a “Change in Alamos Recommendation”), it being understood that failing to affirm the approval or recommendation of the Alamos Board of the transactions contemplated herein after an Alamos Acquisition Proposal has been publicly announced shall be considered an adverse modification except as expressly permitted by Sections 6.1 and 6.2 hereof; and (D) include in the Alamos Circular the Alamos Board Approval and a statement that each director and officer of Alamos intends to vote all of such Person’s Alamos Shares and securities exchangeable for, or convertible into, Alamos Shares in favour of the Alamos Resolution;

(iii)	convene and conduct the Alamos Meeting in accordance with Alamos’s constating documents, applicable Laws and the Interim Order as soon as reasonably practicable and in any event no later than July 17, 2015. Alamos shall use its commercially reasonable efforts to schedule the Alamos Meeting on the same day as the AuRico Meeting;

(iv)	provide notice to AuRico of the Alamos Meeting and allow representatives of AuRico to attend the Alamos Meeting;

(v)	at the reasonable request of AuRico from time to time Alamos shall provide AuRico with a list (in both written and electronic form) of the registered Alamos Shareholders, together with their addresses and respective holdings of Alamos Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Alamos to acquire Alamos Shares (including holders of Alamos Options and Alamos Warrants) and a list of non-objecting beneficial owners of Alamos Shares, together with their addresses and respective holdings of Alamos Shares. Alamos shall from time to time require that its registrar and transfer agent furnish AuRico with such additional information, including updated or additional lists of Alamos Shareholders and lists of holdings and other assistance as AuRico may reasonably request;

(vi)	provide AuRico with information on the proxies received and the Alamos Shareholders votes on the Alamos Resolution on a daily basis commencing at least ten Business Days before the date of the Alamos Meeting to the extent that such information is available to Alamos;

(vii)	take all such actions as may be required under applicable Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement; and

(viii)	except as required by applicable Law and except for any annual meeting business, or with the prior written consent of the AuRico, which shall not be unreasonably withheld or delayed, the Alamos Resolution shall be the only matter of business transacted at the Alamos Meeting; provided that, if Alamos is required by applicable Law, or permitted by AuRico in writing, to transact any other item of business at the Alamos Meeting, Alamos shall cause the Alamos Resolution to be considered and voted upon before any other item of business to be transacted at the Alamos Meeting.

(b)	Amendments to Alamos Circular. In a timely and expeditious manner and subject to providing AuRico with a reasonable opportunity to comment thereon, Alamos shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Alamos Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws on the date of the mailing thereof.

(c)	Adjournment. Subject to subsection 6.2(f), Alamos shall not adjourn, postpone or cancel the Alamos Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the Alamos Meeting; (ii) if required by applicable Laws; (iii) if otherwise agreed with AuRico; (iv) if required by the Court; or (v) subject to obtaining the necessary approval of the Alamos Continuance Resolution, an adjournment of the Alamos Continuance Meeting to permit the consummation of the Continuance (provided such adjournment shall not result in the Alamos Meeting being adjourned to longer than the end of the day on which the Alamos Meeting was initially held in order to file articles of continuance and other documents necessary to consummate the Continuance). For greater certainty, no Change in Alamos Recommendation shall relieve Alamos from its obligation to proceed to call and hold the Alamos Meeting and to hold the vote on the Alamos Resolution (provided that, except as required under applicable Laws, Alamos shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(d)	Information for AuRico Circular. In a timely and expeditious manner, Alamos shall provide to AuRico all information as may be reasonably requested by AuRico or as required by the Interim Order or applicable Laws with respect to Alamos and the Alamos Subsidiaries and their respective businesses and properties for inclusion in the AuRico Circular or in any amendment or supplement to the AuRico Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Alamos and the Alamos Subsidiaries required to be disclosed in the AuRico Circular (including any pro forma financial statements) and not containing any misrepresentation (as defined under applicable Laws) with respect thereto. Alamos shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Alamos Circular and fully cooperate with AuRico in the preparation of the Alamos Circular.

(e)

Dissent Rights. Alamos shall promptly provide AuRico with a copy of any purported exercise of the Dissent Rights in respect of the Alamos Continuance Resolution, and if applicable, Alamos Arrangement Resolution, and written communications with any Alamos Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior written consent of AuRico, which consent shall not be unreasonably withheld, conditioned or delayed.

(f)	Compliance with Orders. Alamos shall forthwith carry out the terms of the Interim Order and the Final Order.

(g)	Copy of Documents. Except as otherwise provided herein, Alamos shall furnish promptly to AuRico a copy of any filing made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis). Alamos shall, and shall cause the Alamos Subsidiaries to, give AuRico and its representatives during normal business hours reasonable access to their premises, assets, books, records, contracts and personnel and furnish AuRico with all such other information as AuRico may reasonably request. No environmental assessment or other intrusive analysis will be conducted by AuRico without the prior written consent of Alamos.

(h)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Alamos shall, and shall cause the Alamos Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(i)	Certain Actions Prohibited. Other than as disclosed in the Alamos Disclosure Letter, or required or expressly permitted or specifically contemplated by this Agreement, Alamos shall not, without the prior written consent of AuRico, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or cause or permit any of the Alamos Subsidiaries to do, any of the following, except where refraining from taking any such action, or seeking the consent of AuRico, as the case may be, would be contrary to applicable Laws:

(i)	issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the Alamos Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Alamos or any of the Alamos Subsidiaries, other than the issue of Alamos Shares in accordance with the Alamos Options and Alamos Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof or as required by the Alamos DRIP or the Alamos ESPP;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of, or permit any of the

Alamos Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles, notice of articles, by-laws or other constating documents or their equivalent of Alamos or any of the Alamos Subsidiaries or any of the terms of the Alamos Options, Alamos SARs, Alamos DSUs, Alamos RSUs, Alamos Warrants or Alamos SERP as they exist at the date of this Agreement;;

(iv)	reduce its stated capital, or split, combine or reclassify any of the shares or other securities of Alamos or any of the Alamos Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Alamos Shares or the shares of any of the Alamos Subsidiaries (other than quarterly or semi-annual cash dividends in respect of the Alamos Shares not exceeding the cash dividends paid in the ordinary course of business of Alamos);

(v)	redeem, purchase or offer to purchase, or permit any of the Alamos Subsidiaries to redeem, purchase or offer to purchase, any Alamos Shares and, other than pursuant to the Alamos Stock Option Plan and Alamos Warrant Indenture, any other securities or rights under existing contracts, agreements and commitments;

(vi)	take any action that would result in any amendment, modification, or change of any term of any Financial Indebtedness by Alamos or any of the Alamos Subsidiaries;

(vii)	adopt, nor permit any of the Alamos Subsidiaries to adopt, any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(viii)	acquire or agree to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other entity, or permit any of the Alamos Subsidiaries to acquire or agree to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other entity;

(ix)

(A) satisfy or settle any claim, dispute, Liability or obligation that is not in the ordinary course of business, except for any Liability or obligation between Alamos and any of the Alamos Subsidiaries or between Alamos Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $5,000,000; (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (D) enter into or renew any lease, licence or other binding obligation of Alamos or any of the Alamos Subsidiaries (1) containing (a) any limitation or restriction on the ability of Alamos or any of the Alamos Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Amalco or any of its Subsidiaries to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Alamos or any of the Alamos Subsidiaries or following consummation of the transactions contemplated hereby, all or any portion of the business Amalco or any of its Subsidiaries, is or would be conducted, or (c) any limit or restriction on the ability of Alamos or any of the Alamos Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Amalco or any of its Subsidiaries, to solicit customers or employees, or (2) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (E) except as provided for in the Alamos Disclosure Letter, not enter into or renew any agreement, contract, lease, licence or other binding obligation of Alamos or any of the Alamos Subsidiaries that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $10,000,000;

(x)	(A) acquire any material assets; (B) incur any indebtedness for borrowed money or any other material Liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, except inter-company guarantees and inter-company loans and advances; (C) authorize, recommend or propose any release or relinquishment of any material contractual right; (D) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights, claims or document; (E) enter into or terminate any hedges, swaps or other similar financial instruments or transactions, except for the settlement of contracts in existence as of the date of this Agreement; (F) enter into any financial agreements with its directors or officers or their respective affiliates; or (G) authorize, propose, permit or agree to any of the above;

(xi)	initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Alamos Property or the Alamos Mineral Rights) without the prior consent of AuRico such consent not to be unreasonably withheld, and further agrees, subject to applicable Law, to provide AuRico with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(xii)

enter into, or cause any Alamos Subsidiaries to enter into, new material commitments of a capital expenditure nature or incur any new material contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by Laws; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xiii)	create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for ordinary course salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business;

(xiv)	adopt or amend or make any material contribution to any Alamos Benefit Plan, Alamos Incentive Compensation Plan or to any other bonus, profit sharing, option, retention, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or the terms of such plans, programs, arrangements or agreements where the failure to so comply would result in a material breach of such plans, programs, arrangements or agreements;

(xv)	take actions or fail to take any action that could reasonably be expected to be prejudicial to Amalco’s interest in the business, property or assets of Alamos or any of the Alamos Subsidiaries following the closing of the Arrangement;

(xvi)	acquire any securities of AuRico or any option, rights or entitlements to acquire any securities of AuRico or enter into any commitment or agreement to do any of the foregoing; or

(xvii)	except as required by IFRS or any other generally accepted accounting principle to which any of the Alamos Subsidiaries may be subject, or any applicable Laws, make any changes to the existing accounting policies of Alamos or any of the Alamos Subsidiaries or make any material tax election inconsistent with past practice other than as contemplated in this Agreement.

(j)	Employment Arrangements. Other than as disclosed in the Alamos Disclosure Letter or as expressly permitted by this Agreement, Alamos shall not, and shall not cause or permit the Alamos Subsidiaries to, without the prior written consent of AuRico, which shall not be unreasonably withheld, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares or other equity award, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control, retention or bonus payments, or termination pay to, or make any loan to, any officer or director of Alamos or any of the Alamos Subsidiaries.

(k)	Insurance. Alamos shall use commercially reasonable efforts, and shall cause the Alamos Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l)	Mineral Rights and Properties. Except as disclosed in the Alamos Disclosure Letter, Alamos shall use commercially reasonable efforts to maintain and preserve all of its rights under each of the Alamos Mineral Rights, Alamos Property and under each of its Authorizations.

(m)	Certain Actions. Alamos shall:

(i)	not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Alamos in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Alamos;

(ii)	not participate in any material discussions, negotiations, consultations or filings or other communications, other than in the normal course of business, with (i) any Governmental Entity regarding permits or Environmental Laws with respect to the Alamos Property or Alamos Mineral Rights or (ii) any (or any Governmental Entity in relation to any of the foregoing) Aboriginal Groups or any Persons representing or purporting to represent any Aboriginal Group on the exercise of aboriginal rights or assertion of aboriginal title in relation to the Alamos Property or Alamos Mineral Rights or the transactions contemplated by this Agreement without the prior written consent of AuRico, which shall not be unreasonably withheld, and Alamos shall, and shall cause the Alamos Subsidiaries to, provide AuRico with prompt notice of any material communication (whether oral or written) in respect of any of the foregoing, including a copy of any written communication, and to allow AuRico to participate in any such permitted discussions, negotiations, consultations, filings or other communications; and

(iii)	promptly notify AuRico of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Effect, in respect of Alamos, and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated).

(n)

No Compromise. Alamos shall not, and shall cause the Alamos Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Alamos in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of AuRico, which consent shall not be unreasonably withheld, conditioned or delayed.

(o)	Contractual Obligations. Except as disclosed in the Alamos Disclosure Letter, without the prior written agreement of AuRico, Alamos shall not, and shall cause the Alamos Subsidiaries not to, enter into, renew or modify in any material respect any instruments governing Financial Indebtedness, material contract, agreement, lease, commitment or arrangement to which Alamos or any of the Alamos Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Alamos.

(p)	Satisfaction of Conditions. Alamos shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)	obtain the approval of the Alamos Shareholders with respect to the Alamos Resolution in accordance with the provisions of the BCBCA, the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)	obtain all consents, approvals and authorizations as are required to be obtained by Alamos or any of the Alamos Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Alamos, including the Competition Act Approval and Mexican Regulatory Approval;

(iii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity, including the Competition Act Approval and Mexican Regulatory Approval;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated by this Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)	cause the issuance of the 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and all applicable state securities laws in reliance upon similar exemptions;

(vi)	obtain all third party consents, waivers and approvals and give any notices required under any of the material contracts to which Alamos or any of the Alamos Subsidiaries is a party or its or their respective assets are bound;

(vii)	cause the Class A Shares to be issued pursuant to the Arrangement to be listed on the TSX and NYSE;

(viii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Alamos;

(ix)	acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement (including the New AuRico Indemnity, the Non-Solicitation Agreement and the Standstill Agreement) on the terms and conditions set forth in this Agreement; and

(x)	cooperate with AuRico in connection with the performance by AuRico of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Alamos to pay or cause to be paid any monies to cause such performance to occur.

(q)	Keep Fully Informed. Subject to applicable Laws, Alamos shall use commercially reasonable efforts to conduct itself so as to keep AuRico fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)	Cooperation. Alamos shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)	Representations. Alamos shall use commercially reasonable efforts to conduct its affairs and to cause the Alamos Subsidiaries to conduct their affairs so that all of the representations and warranties of Alamos contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)	Taxes. Except as disclosed in the Alamos Disclosure Letter, Alamos shall, and shall cause Alamos Subsidiaries to:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes, except with the consent of AuRico, such consent not to be unreasonably withheld;

(iv)	not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of AuRico, such consent not to be unreasonably withheld;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of AuRico, such consent not to be unreasonably withheld; and

(vi)	not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2014, except as may be required by applicable Laws or IFRS.

Regulatory Approvals

(a)	As soon as practicable, AuRico and Alamos each shall, as applicable:

(i)	jointly apply to list the Class A Shares issuable or to be made issuable pursuant to the Arrangement on the TSX and on the NYSE, and shall use their commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Class A Shares on the TSX and on the NYSE;

(ii)	make any filings, notifications or submissions that may be required or deemed advisable in order to secure the Competition Act Approval, and thereafter use commercially reasonable efforts to obtain the Competition Act Approval as soon as possible;

(iii)	file an application for Mexican Regulatory Approval, and thereafter use commercially reasonably efforts to secure clearance as soon as possible; and

(iv)	file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which AuRico and Alamos reasonably determine to be necessary.

(b)	AuRico and Alamos each shall promptly:

(i)	supply the other with any information which may be required in order to effectuate such filings, notifications or submissions (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis);

(ii)	supply any additional information which reasonably may be required by the Commissioner or any Governmental Authority of any other applicable jurisdiction;

(iii)	subject to applicable Law, shall permit the other to review in advance and provide comments on any drafts of any proposed filing, application, submission or other written communication to Cofece and provide the other with a copy of any such filing, application, submission or written communication, or written summary of any oral communication to Cofece; and (iii) shall promptly notify the other of any written or oral communication received from Cofece and, subject to applicable Law, provide the other with a copy of any written communication or written summary of oral communication; and

(iv)	shall promptly notify the other Party of any written or oral communication received from the Commissioner, Cofece or other Governmental Authority and subject to applicable Law, provide the other Party with a copy of any written communication or written summary of oral communication.

(c)	Neither Party shall attend any meetings, whether in Person or by telephone with the Commissioner or any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides the other Party with a reasonable opportunity to attend such meetings.

(d)	Each of Alamos and AuRico shall pay half of the governmental fees in connection with the filings, notifications, applications and/or submissions in relation to the Competition Act Approval and Mexican Regulatory Approval.

Indemnification and Insurance

(a)	AuRico and Alamos agree that all rights to indemnification or exculpation and any directors’ and officers’ insurance now existing in favour of current and former directors or officers of AuRico, the AuRico Subsidiaries, Alamos and the Alamos Subsidiaries as provided in the articles and by-laws thereof, or in any agreement, shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(b)	AuRico and Alamos shall act as agent and trustee of the benefits of the foregoing for such directors and officers for the purpose of this Section 4.4 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Amalco and its Subsidiaries by the Persons described in subsection (a) hereof.

Covenants Regarding New AuRico

AuRico shall cause New AuRico to perform all obligations or provisions required or desirable to be performed by New AuRico prior to the Effective Date under this Agreement, co-operate with AuRico and Alamos in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, AuRico shall, and shall cause New AuRico to:

(a)	apply for and use commercially reasonable efforts to obtain all consents and approvals required from any Governmental Entity or any other Person in order to consummate the Spin-off Transaction pursuant to the Plan of Arrangement and, in doing so, keep AuRico and Alamos reasonably informed as to the status of the proceedings related to obtaining such consents and approvals, including providing AuRico and Alamos with copies of all related applications and notifications, in draft form (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to Alamos’s outside counsel on an “external counsel” basis) in order for Alamos to provide its comments thereon, which shall be given due and reasonable consideration;

(b)	use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the New AuRico Shares to be issued pursuant to the Plan of Arrangement and, in that regard, use its commercially reasonable efforts to comply, or assist AuRico and Alamos in complying, with the provisions of Section 2.7;

(c)	use commercially reasonable efforts, acting reasonably and in good faith, to negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement (including the New AuRico Indemnity, the Non-Solicitation Agreement and the Standstill Agreement) on the terms and conditions set forth in this Agreement;

(d)	(i) use commercially reasonable efforts to procure that, at the time of issuance of New AuRico Shares in accordance with the terms of the Plan of Arrangement, New AuRico and the New AuRico Shares will satisfy the listing requirements of the TSX or the TSX Venture Exchange, as applicable and (ii) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX or the TSX Venture Exchange, as applicable of the New AuRico Shares that are issued in accordance with the terms of the Plan of Arrangement.

The Parties agree that on the Effective Date, each of AuRico and Alamos will deliver a covenant that AuRico and Alamos, will not, during the New AuRico Standstill Period (defined below), without the consent of New AuRico (i) offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, more than 5% of any voting securities or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire any voting securities, of New AuRico; (ii) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of New AuRico; (iii) otherwise seek to control or influence the management, directors or corporate policies of New AuRico or to obtain representation on New AuRico’s board of directors; (iv) engage in any discussions or negotiations, enter into any agreement or submit any proposal or offer (with or without conditions) in connection with any business combination or other acquisition transaction or extraordinary transaction involving New AuRico; or (v) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or make any public announcement of any intention to do or take any of the foregoing, which covenants shall be in form and substance satisfactory to the Parties, each acting reasonably (the “Standstill Agreement”). The Parties agree that on the Effective Date, each of AuRico and Alamos will deliver a covenant that for a period of six months after the Effective Date, Amalco shall provide New AuRico and New AuRico shall provide Amalco with such reasonable assistance with respect to the transition of operations with respect to New AuRico Properties as New AuRico or Amalco, as applicable may reasonably require (the “Co-operation Agreement”). The Parties agree that for purposes of the Standstill Agreement and the Co-operation Agreement, references to AuRico or Alamos shall include Amalco.

The “New AuRico Standstill Period” shall be the period commencing on the Effective Date and ending on the earlier of (i) 18 months following the Effective Date, or (ii) the date upon which New AuRico shall have approved or entered into, or announced the approval or entering into an agreement, transaction or series of related transactions with a Person other than AuRico or Alamos, a Person under common control with the foregoing or a Person acting jointly or in concert with the foregoing having as its object the acquisition, directly or indirectly, of not less than 20% of the outstanding voting or equity securities of New AuRico or the assets of New AuRico or its subsidiaries (or both) representing not less than 20% of the net asset value or contribution to earnings of New AuRico and its subsidiaries on a consolidated basis.

Following the Effective Date none of AuRico or Alamos nor any of their affiliates will use the name “AuRico” or “AuRico Gold” or any variation thereof or any similar name.

Post-Effective Date Access

The Parties agree that on the Effective Date, New AuRico will deliver a covenant to Amalco, which covenant shall be in form and substance satisfactory to the Parties, each acting reasonably, that from and after the Effective Date, upon reasonable notice and to the extent permitted by applicable Law, New AuRico will give or cause to be given to the representatives, employees, counsel and accountants of Amalco reasonable access, during normal business hours, to the books and records which relate to the business carried on by AuRico with respect to the New AuRico Property conducted by AuRico during the periods prior to the Effective Date, and will permit such persons to examine and, at Amalco’s cost, copy such books and records to the extent reasonably requested by Amalco in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes. However, New AuRico shall not be obligated to take any action pursuant to this Section that would (i) unreasonably disrupt the normal course of its business, (ii) violate any applicable Law, or (iii) cause New AuRico to breach any agreement, instrument or contract in which New AuRico or any of its affiliates is a party. New AuRico and Amalco will cooperate with each other in the conduct of any tax audit or similar proceedings involving or otherwise relating to any of the New AuRico Property pertaining to any tax period prior to the Effective Date (or the income therefrom or assets thereof).

The Parties agree that on the Effective Date, each of AuRico and Alamos will deliver a covenant to New AuRico which covenant shall be in form and substance satisfactory to the Parties, each acting reasonably that from and after the Effective Date, upon reasonable notice and to the extent permitted by applicable Law, Amalco will give or cause to be given to the representatives, employees, counsel and accountants of New AuRico reasonable access, during normal business hours, to the books and records which relate to the business carried on by AuRico with respect to the New AuRico Property conducted by AuRico during the periods prior to the Effective Date, and will permit such persons to examine and, at New AuRico’s cost, copy such books and records to the extent reasonably requested by New AuRico in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes. However, Amalco shall not be obligated to take any action pursuant to this Section that would (i) unreasonably disrupt the normal course of its business, (ii) violate any applicable Law, or (iii) cause Amalco to breach any agreement, instrument or contract to which Amalco or any of its affiliates is a party. New AuRico and Amalco will cooperate with each other in the conduct of any tax audit or similar proceedings involving or otherwise relating to any of the New AuRico Property pertaining to any tax period prior to the Effective Date (or the income therefrom or assets thereof).

The Parties agree that for purposes of the above, references to AuRico or Alamos shall include Amalco, where applicable.

Shareholder Rights Plan

Subject to applicable Laws, AuRico shall take all necessary action prior to the Effective Date to (a) render the AuRico 2013 Rights Plan inapplicable to the Arrangement and the other transactions contemplated by this Agreement (including for greater certainty, the Private Placement) and (b) ensure that the application of any of the relevant provisions of the AuRico 2013 Rights Plan to the Arrangement or any of the transactions contemplated by this Agreement shall be waived or the rights thereunder shall be redeemed or terminated immediately prior to the Effective Date.

Adjustments Regarding Distributions

(a)	If on or after the date hereof, AuRico sets a record date for any dividend or other distribution on an AuRico Share that is prior to the Effective Time or AuRico pays any dividend or other distribution on an AuRico Share prior to the Effective Time, in each case other than quarterly or semi-annual cash dividends in respect of the AuRico Shares in the ordinary course of business of AuRico, then the Parties shall make such adjustments to the Alamos Exchange Ratio as they determine acting in good faith to be necessary to restore the original intention of the parties in the circumstances.

(b)	If on or after the date hereof, Alamos sets a record date for any dividend or other distribution on an Alamos Share that is prior to the Effective Time or Alamos pays any dividend or other distribution on a Alamos Share prior to the Effective Time, in each case other than quarterly or semi-annual cash dividends in respect of the Alamos Shares not exceeding the cash dividends paid in the ordinary course of business of Alamos, then the Parties shall make such adjustments to the Alamos Exchange Ratio as they determine acting in good faith to be necessary to restore the original intention of the parties in the circumstances.

(c)	If, at any time at or before the Effective Time, (i) the number of issued and outstanding AuRico Shares shall increase or decrease or would decrease at the Effective Time as a result of the exercise of Dissent Rights by AuRico Shareholders, or (ii) the number of issued and outstanding Alamos Shares shall increase or decrease or would decrease at the Effective time as a result of the exercise of Dissent Rights by Alamos Shareholders, then the Alamos Exchange Ratio shall adjusted as agreed to by AuRico and Alamos, each acting reasonably, such that, at the Effective Time, former AuRico Shareholders in their capacity as such shall own not less than 50.01% of the Amalco Shares, and former Alamos Shareholders in their capacity as such shall own not more than 49.99% of the Amalco Shares.

(d)	If, at any time prior at or before Effective Time, (i) the number of issued and outstanding AuRico Shares shall increase or decrease or would decrease at the Effective Time as a result of the exercise of Dissent Rights by AuRico Shareholders, or (ii) the number of issued and outstanding Alamos Shares shall increase or decrease or would decrease at the Effective time as a result of the exercise of Dissent Rights by Alamos Shareholders, then the Class A Exchange Ratio shall be adjusted as agreed to by AuRico and Alamos, each acting reasonably, such that, at the Effective Time, former AuRico Shareholders in their capacity as such shall own not less than 50.01% of the New AuRico Shares held by shareholders other than Amalco, and former Alamos Shareholders in their capacity as such shall own not more than 49.99% of the New AuRico Shares held by shareholders other than Amalco.

Employment Matters

(a)	AuRico and Alamos agreed that the transactions contemplated hereby shall be deemed to be a change of control (as defined in, as applicable, the AuRico 2013 LTIP, the applicable Alamos Incentive Compensation Plans, employment contract with AuRico or Alamos or any corresponding award, agreement or any other AuRico Benefit Plan or Alamos Benefit Plan (collectively the “Entitlement Plans”), with respect to those Persons who were AuRico or Alamos employees immediately prior to the Effective Time and who will not be employed by Amalco following the Effective Time (“Non-Continuing Employees”).

All Non-Continuing Employees will be entitled to all payments, vesting, consideration and other benefits upon their termination and/or resignation from AuRico or Amalco in accordance with the “change of control” provisions contained in the Entitlement Plans (which in the case of the AuRico 2013 LTIP and the Alamos Incentive Compensation Plans, includes any decisions to modify as permitted by this Section 4.9) and shall also be entitled to (i) a pro rata payment with respect to the applicable bonus pools established by AuRico or Alamos, as applicable, in the ordinary course of business and in which they are entitled to participate at the time of termination; and (ii) to payment of any success bonus pool established by, as applicable, AuRico or Alamos provided such success bonus pools are disclosed in, as applicable, the AuRico Disclosure Letter or the Alamos Disclosure Letter.

AuRico and Alamos also agree that any Person who were employed by AuRico or Alamos prior the Effective Time and who remain employed with Amalco on and after the Effective Time but is terminated within 24 months of the Effective Date (other than termination for cause) shall be deemed to have been terminated as a result of a change of control and shall be entitled to all payments and benefits they would have received in accordance with the “change of control” provisions contained in their Entitlement Plans and a pro rata payment with respect to any bonus pools established by AuRico or Alamos, as applicable, in the ordinary course of business and in which they are entitled to participate at the time of termination.

(b)	Alamos acknowledges and agrees that it will obtain (and deliver a copy to AuRico) on or before the Effective Date a written waiver and agreement from each Alamos Executive who will become an employee of Amalco following the Effective Time, which waiver and agreement will, (i) contain a covenant of the Alamos Executive to agree to amend his or her employment agreement prior to the Effective Date in order to include a “double trigger” and the other changes disclosed in the Alamos Disclosure Letter, which changes shall only become effective after the Effective Time and (ii) evidence the waiver, to the extent the Arrangement constitutes a “change of control”, of any entitlement to payment under the Alamos Executive’s employment contract, the Alamos Incentive Compensation Plans, Alamos SERP or any corresponding award agreement or any other Alamos Benefit Plan on account of such “change of control”, unless such Person is terminated without cause during the 24 month period following the Effective Date in which case such Person will be entitled to payment upon their termination and/or resignation from AuRico or Amalco in accordance with the “change of control” provisions contained in their employment agreements and the applicable Alamos Incentive Compensation Plans, Alamos SERP or any or any corresponding award agreement or any other Alamos Benefit Plan. For greater certainty, the above mentioned amendments to the employment contract of the Alamos Executive shall not impact the payment of the deal and retention bonuses to the Alamos Executive.

AuRico hereby agrees that Alamos may prior to the Effective Date but subject to the receipt by AuRico of a copy of the waiver and agreement executed by the relevant Alamos Executive and the execution by the Alamos Executive of the above noted amendments to his or her employment contract (which shall only become effective after the Effective Time), enter into the retention and deal bonus agreements disclosed in the Alamos Disclosure Letter with such Alamos Executive

(c)	AuRico acknowledges and agrees that it will obtain (and deliver a copy to Alamos) on or before the Effective Date a written waiver from each AuRico Executive who will become an employee of Amalco following the Effective Time, which waiver will, to the extent the Transaction constitutes a “change of control”, evidence the waiver of any entitlement to payment under the AuRico Executive’s employment contract, the AuRico 2013 LTIP or any corresponding award agreement or any other AuRico Benefit Plan on account of such “change of control”, unless such Person is terminated without cause during the 24 month period following the Effective Date in which case such Person will be entitled to payment upon their termination and/or resignation from Amalco in accordance with the “change of control” provisions contained in their employment agreements, the AuRico 2013 LTIP and any or any corresponding award agreement or any other AuRico Benefit Plan.

Alamos hereby agrees that AuRico may prior to the Effective Date but following the receipt by Alamos of a copy of the waiver executed by the relevant AuRico Executive, enter into the retention and deal bonus agreements disclosed in the AuRico Disclosure Letter with such AuRico Executive

(d)

Subject to applicable Laws and subject to Section 4.9(c), the AuRico Board, based on the recommendation of the Human Resources Committee, may prior to the Effective Time determine to accelerate or delay the time at which the outstanding AuRico Options, AuRico PSUs, AuRico DSUs and AuRico RSUs and any benefits under AuRico Benefit

Plans vest and/or may first be exercised or settled, as applicable, and may apply such adjustment factor, which may reflect a multiple in accordance with the terms and conditions of a an award, as the AuRico Board, based on the recommendation of the Human Resources Committee, determines appropriate to effect the desired outcome described in the AuRico Disclosure Letter. Any such vesting and/or exercise if so determined by the AuRico Board may not occur until at least immediately prior to the Effective Time. In furtherance of the foregoing, AuRico may make any required amendments to the AuRico 2013 LTIP or any outstanding AuRico Options, AuRico PSUs, AuRico DSUs and AuRico RSUs and may take any further action necessary, in order to effect the desired outcome described in the AuRico Disclosure Letter or to ensure that the same shall vest (including application of any adjustment factor) and/or may be exercised, as applicable, immediately prior to the Effective Time and to ensure that notwithstanding any provision to the contrary in the AuRico 2013 LTIP, AuRico Benefit Plans or in any award, agreement, with respect to any AuRico Options, AuRico PSUs, AuRico DSUs and AuRico RSUs, such awards will terminate and/or expire in accordance with the original expiry date as set out in the AuRico 2013 LTIP or AuRico Benefit Plans (without regard to any provision which would otherwise provide for early termination on a “change of control” or in the event the individual ceases to be a director, officers, employee or consultant (other than as a result of termination for cause) or otherwise).

(e)	Subject to applicable Laws and subject to Section 4.9(b), the Alamos Board, based on the recommendation of its compensation committee, may prior to the Effective Time accelerate or delay the time at which the outstanding Alamos Options, Alamos SARs, Alamos RSUs and Alamos DSUs and any benefits under Alamos Benefit Plans vest and/or may first be exercised or settled, as applicable, and may apply such adjustment factor, which may reflect a multiple in accordance with the terms and conditions of a an award, as the Alamos Board, based on the recommendation of its compensation committee, determines appropriate in order to effect the described outcomes described in the Alamos Disclosure Letter. Any such vesting and/or exercise may not occur until at least immediately prior to the Effective Time. In furtherance of the foregoing, Alamos may make any required amendments to the Alamos Incentive Compensation Plans, Alamos Benefit Plans or any outstanding Alamos Options, Alamos SARs, Alamos RSUs and Alamos DSUs and may take any further action necessary, in order to effect the desired outcome described in the Alamos Disclosure Letter or to ensure that the same shall vest (including application of any adjustment factor) and/or may be exercised, as applicable, immediately prior to the Effective Time and to ensure that notwithstanding any provision to the contrary in the Alamos Incentive Compensation Plans, Alamos Benefit Plans or in any award, agreement, with respect to any Alamos Options, Alamos SARs, Alamos RSUs and Alamos DSUs, such awards will terminate and/or expire in accordance with the original expiry date as set out in the Alamos Incentive Compensation Plans or Alamos Benefit Plans (without regard to any provision which would otherwise provide for early termination on a “change of control” or in the event the individual ceases to be a director, officers, employee or consultant (other than as a result of termination for cause) or otherwise).

Private Placement

(a)	Subscription.

Alamos hereby irrevocably agrees to subscribe for and purchase 27,852,769 AuRico Shares (the “Subscription Shares”) from AuRico and AuRico hereby agrees to sell and issue to Alamos the Subscription Shares at a subscription price of $2.99 per share (for a total subscription price of $83,279,779.31 for the Subscription Shares (the “Subscription Price”) on the terms and conditions set out in this Section 4.10 (the “Private Placement”). Completion of the Private Placement shall not be conditional upon the completion of the Arrangement. The Parties agree that in no circumstance shall Alamos together with its affiliates and their respective joint actors beneficially own or exercise control or direction over more than 9.9% of the outstanding AuRico Shares (as calculated and determined in accordance with Section 90 of the Securities Act (Ontario)) on the day immediately following the Subscription Closing Date (as hereinafter defined), and the number of Subscription Shares and the Subscription Price may be adjusted to ensure that the foregoing restriction is complied with.

(b)	Representations, Warranties, Covenants and Acknowledgements of Alamos.

In connection with the subscription for the Subscription Shares under this Section 4.10, Alamos represents and warrants to AuRico on the date hereof and on the Subscription Closing Date and acknowledges that AuRico is relying thereon that:

(i)	Alamos is an accredited investor (“Accredited Investor”) as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions (“NI 45-106”) by virtue of being a corporation that has net assets of at least $5,000,000 as shown in the most recently prepared financial statements;

(ii)	Alamos is subscribing for the Subscription Shares for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resell or otherwise distribute the Subscription Shares in violation of NI 45-106, and the subscription hereunder constitutes a legal and binding obligation of Alamos;

(iii)	neither Alamos nor any of its affiliates is the beneficial owner of, or exercises control or direction over, any AuRico Shares or any other securities of AuRico, in each case excluding the Subscription Shares to be purchased by Alamos;

(iv)	Alamos is not a U.S. Person (as defined in Regulation S under the 1933 Act), and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person;

(v)	the applicable representative of Alamos was outside the United States at the time it received the offer to purchase the Subscription Shares, and this Agreement was executed on behalf of Alamos outside the United States;

(vi)	Alamos will not offer, sell or otherwise dispose of the Subscription Shares in the United States or to a U.S. Person unless such offer, sale or disposition is made in accordance with the 1933 Act and the securities laws of all applicable states of the United States;

(vii)	Alamos acknowledges and consents to the placement of any legend’s required by the TSX or by applicable Law on the certificate evidencing the Subscription Shares issued to Alamos;

(viii)	Alamos is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this subscription for the purchase of the Subscription Shares, to subscribe for and purchase the Subscription Shares as contemplated herein and to carry out and perform all of its obligations under the terms hereof;

(ix)	Alamos has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the subscription for the Subscription Shares and if any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Subscription Shares, Alamos covenants to indemnify and hold harmless AuRico with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(x)	the representations in Sections 3.1(a) and (c) of this Agreement hereto are true and correct;

(xi)	the subscription by Alamos hereunder, the performance and compliance with the terms of this Section 4.10 and the completion of the transactions described in this Section 4.10 by Alamos will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of Alamos, the securities Laws or any other laws applicable to Alamos, any agreement to which Alamos is a party, or any judgment, decree, order, statute, rule or regulation applicable to Alamos;

(xii)	if required by applicable securities Laws or reasonably requested by AuRico, Alamos will execute, deliver and file or reasonably assist AuRico in filing such reports, undertakings and other documents with respect to the issue and/or sale of the Subscription Shares as may be required by the Securities Authorities;

(xiii)	Alamos has not received or been provided with a prospectus or an offering memorandum, within the meaning of securities Laws, or any sales or advertising literature in connection with the subscription for the Subscription Shares;

(xiv)	the subscription for the Subscription Shares has not been made through or as a result of, and the distribution thereof is not being accompanied by, any advertisement, including without limitation, printed public media, radio, televisions or telecommunications, including electronic display, or as part of a general solicitation;

(xv)	Alamos does not beneficially own or exercise control or direction over any AuRico Shares or securities exercisable for or convertible into AuRico Shares (other than the Subscription Shares to be acquired hereunder);

(xvi)	the funds representing the Subscription Price which will be advanced by Alamos to AuRico hereunder, as applicable, will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and Alamos acknowledges that AuRico may in the future be required by Law to disclose Alamos’s name and other information relating to this subscription and Alamos’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the knowledge of Alamos (a) none of the subscription funds to be provided by Alamos (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to Alamos, and (b) it shall promptly notify AuRico if Alamos discovers that any of such representations ceases to be true, and to provide AuRico with appropriate information in connection therewith.

The representations and warranties of Alamos under this Section 4.10 shall survive the Subscription Closing Date and the termination of this Agreement.

(c)	Representations and Warranties of AuRico.

In connection with the subscription for the Subscription Shares under this Section 4.10, AuRico represents and warrants to Alamos on the date hereof and on the Subscription Closing Date, and acknowledges that Alamos is relying upon such representations and warranties that:

(i)	the representations and warranties of AuRico in Section 3.2 of this Agreement are true and correct;

(ii)	the Subscription Shares subscribed for herein will be duly and validly issued and outstanding common shares in the capital of AuRico registered in the name of Alamos (or as it may direct in writing) on the Subscription Closing Date and upon receipt of the aggregate Subscription Price by AuRico, such Subscription Shares will be fully paid and non-assessable;

(iii)

the issue of the Subscription Shares by AuRico hereunder does not and will not (i) contravene, conflict with or result in a violation of AuRico’s articles or by-laws or the terms of any agreement or instrument to which AuRico or any AuRico Subsidiary is a party or under any applicable Law, (ii) require, subject to the exercise of discretion by the TSX, NYSE or any other Governmental Entity, the approval of the AuRico Shareholders, or (iii) constitute a Flip-in Event (as defined in the AuRico 2013 Rights Plan);

(iv)	none of AuRico, its affiliates (as defined under the 1933 Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the 1933 Act) in connection with the offer and sale of the Subscription Shares; and

(v)	AuRico, its affiliates and any person acting on its or their behalf have complied, and will comply (as defined under the 1933 Act), with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the 1933 Act) in connection with the offer and sale of the Subscription Shares.

The representations and warranties of AuRico under this Section 4.10 shall survive the Subscription Closing Date and the termination of this Agreement.

(d)	Covenants of AuRico.

In connection with the issuance of Subscription Shares hereunder, AuRico covenants and agrees with Alamos that:

(i)	AuRico shall use commercially reasonable efforts to obtain the approval from the TSX and the NYSE for the listing and trading of the Subscription Shares on such exchanges effective from the Subscription Closing Date as soon as practicable following the date hereof;

(ii)	on the Subscription Closing Date and before closing of the purchase of the Subscription Shares, AuRico shall deliver:

(A)	an officers’ certificate of AuRico confirming that:

(I)	the representations and warranties of AuRico set forth in this Section 4.10 hereof are true and accurate in all material respects;

(II)	AuRico shall have performed all obligations and covenants under this Section 4.10 in all material respects; and

(B)	a legal opinion from AuRico’s counsel in the form acceptable to Alamos, acting reasonably, in respect of the issuance of the Subscription Shares.

(e)	Closing.

Subject to the approval of the TSX and NYSE and subject to there being no prohibition under Law in Canada against the completion of the subscription and issuance of the Subscription Shares, the issuance of the Subscription Shares will be completed as soon as practicable after the approval of the TSX and the NYSE for the additional listing and trading of the Subscription Shares has been obtained by AuRico (the “Subscription

Closing Date”). The completion of the issuance and purchase of the Subscription Shares shall occur at AuRico’s office in Toronto on the Subscription Closing Date.

(f)	Payment of Subscription Price.

Alamos shall cause to be wire transferred to the bank account of AuRico in Canada, the Subscription Price for the Subscription Shares on the Subscription Closing Date against receipt by Alamos or Alamos’s counsel of a duly issued share certificate representing the Subscription Shares.

(g)	Use of Proceeds.

The net proceeds from the Private Placement shall be used by AuRico for the advancement of its exploration and development projects and for general working capital.

(h)	Survival. The obligations under this Section 4.10 shall survive the termination of this Agreement.

Confidentiality Agreement

The Parties hereby irrevocably waive any provisions of the Confidentiality Agreement, which would restrict, impede or prevent the consummation of the transaction contemplated by this Agreement (including, for greater certainty, the Private Placement). Notwithstanding the foregoing, in the event this Agreement is terminated, the Parties acknowledge and agree that all of the provisions of the Confidentiality Agreement shall remain in full force and effect except that references in Section 8 of the Confidentiality Agreement to “five percent” and “5%” shall be amended to refer to “ten percent” and “10%”, respectively. This Section 4.11 shall survive the termination of this Agreement.

CONDITIONS

Mutual Conditions

The respective obligations of Alamos and AuRico to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Alamos and AuRico, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos or AuRico, each acting reasonably, on appeal or otherwise;

(b)	the AuRico Arrangement Resolution shall have been passed by the AuRico Shareholders in accordance with the Interim Order;

(c)	the Alamos Arrangement Resolution shall have been passed by the Alamos Shareholders in accordance with the Interim Order;

(d)	the Alamos Continuance Resolution shall have been passed by the Alamos Shareholders in accordance with applicable Laws and the Continuance shall have been consummated and shall be effective;

(e)	New AuRico shall have been incorporated under the OBCA;

(f)	the Final Order shall have been granted in form and substance satisfactory to Alamos and AuRico, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos and AuRico, each acting reasonably, on appeal or otherwise. In addition, the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Amalco, AuRico and New AuRico, pursuant to the Plan of Arrangement.”

(g)	holders of such number of AuRico Shares and Alamos Shares that, in the aggregate, would constitute not greater than 5% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are no holders of AuRico Shares or Alamos Shares who have exercised rights of dissent) shall have validly exercised rights of dissent in respect of the Arrangement or the Alamos Continuance that have not been withdrawn as of the Effective Date;

(h)	there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Alamos or AuRico;

(i)	the New AuRico Contribution shall have been executed and delivered by the parties thereto;

(j)	(A) the TSX and NYSE shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Class A Shares to be issued pursuant to the Arrangement and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Alamos and AuRico contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

(k)	the TSX or the TSX Venture Exchange, as applicable, shall have conditionally approved the listing on the TSX or the TSX Venture Exchange, as applicable, of the New AuRico Shares to be issued pursuant to the Arrangement;

(l)	Competition Act Approval and the Mexican Regulatory Approval have been obtained and are in force and have not been modified;

(m)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the Laws of any jurisdiction which AuRico and Alamos reasonably determine to be applicable, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Alamos or AuRico or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to Alamos and AuRico, each acting reasonably;

(n)	the distribution of the Class A Shares in Canada pursuant to the Arrangement and the distribution of the Class A Shares in Canada upon exercise of the 3(a)(10) Securities is exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws and, except with respect to persons deemed to be “control persons” or the equivalent under applicable securities Laws, the Class A Shares to be distributed in Canada pursuant to the Arrangement or pursuant to the exercise of the 3(a)(10) Securities are not subject to any resale restrictions under applicable Canadian securities Laws; and

(o)	this Agreement shall not have been terminated pursuant to Section 7.3 hereof.

The foregoing conditions are for the mutual benefit of AuRico and Alamos and may be waived by mutual consent of AuRico and Alamos in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 of this Agreement, either AuRico or Alamos may terminate this Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party hereto.

AuRico Conditions

The obligation of AuRico to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)

the representations and warranties made by Alamos in this Agreement that (i) are qualified by materiality or the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct on and as of such date), and (ii) all other representations and warranties made by Alamos in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date), and Alamos shall have provided to AuRico a certificate of two officers thereof, certifying the foregoing;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Alamos or any of the Alamos Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Alamos; and

(c)	Alamos shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Alamos or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Alamos shall have provided to AuRico a certificate of two officers thereof, certifying the foregoing.

The foregoing conditions are for the benefit of AuRico and may be waived, in whole or in part, by AuRico in writing at any time. If any of such conditions shall not be complied with or waived by AuRico on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 hereof, AuRico may terminate this Agreement by written notice to Alamos in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by AuRico.

Alamos Conditions

The obligation of Alamos to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)	the representations and warranties made by AuRico in this Agreement that (i) are qualified by materiality or the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct on and as of such date), and (ii) all other representations and warranties made by AuRico in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date), and AuRico shall have provided to Alamos a certificate of two officers thereof, certifying the foregoing;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and AuRico or any of the AuRico Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on AuRico; and

(c)	AuRico shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of AuRico or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and AuRico shall have provided to Alamos a certificate of two officers thereof, certifying the foregoing.

The foregoing conditions are for the benefit of Alamos and may be waived, in whole or in part, by Alamos in writing at any time. If any of such conditions shall not be complied with or waived by Alamos on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 hereof, Alamos may terminate this Agreement by written notice to AuRico in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Alamos.

Notice and Cure Provisions

Each Party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Parties hereto contained in Sections 5.1, Section 5.2 or Section 5.3 hereof, as the case may be.

Subject as herein provided, a Party hereto may: elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Section 5.1, Section 5.2 or Section 5.3 hereof not being satisfied or waived or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Completion Deadline, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of fifteen (15) days from date of delivery of such notice. If such notice has been delivered prior to the date of the Alamos Meeting or the AuRico Meeting, the Alamos Meeting or the AuRico Meeting, as applicable, shall be adjourned or postponed until the expiry of such period.

Merger of Conditions

The conditions set out in Section 5.1, Section 5.2 or Section 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issuance of the Certificate of Arrangement.

NON-SOLICITATION AND TERMINATION FEES

Alamos Covenant Regarding Non-Solicitation

(a)	Alamos shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Alamos or any of the Alamos Subsidiaries (collectively, for the purpose of Sections 6.1 and 6.2, the “Representatives”), or otherwise and Alamos shall cause the Alamos Subsidiaries and the Representatives not to:

(i)	make, solicit, initiate, facilitate, entertain, encourage, permit or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of Alamos or any of the Alamos Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to lead to a Alamos Acquisition Proposal or potential Alamos Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise cooperate with, respond to, assist or participate in, any effort or attempt to make any Alamos Acquisition Proposal or potential Alamos Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to remain neutral with respect to, agree to, approve or recommend any Alamos Acquisition Proposal or potential Alamos Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Alamos Acquisition Proposal until 5 Business Days (or 1 day prior to the Alamos Meeting, if sooner) following the public commencement of such Alamos Acquisition Proposal shall not be considered a violation of this subsection 6.1(a)(iii));

(iv)	make, or propose publicly to make a Change in Alamos Recommendation (provided that Alamos shall be permitted to make a Change in Alamos Recommendation if (i) such Change in Alamos Recommendation does not relate to, or is not in response to, a Alamos Acquisition Proposal, (ii) a Material Adverse Effect has occurred with respect to AuRico and (iii) the Alamos Board determines in good faith after consulting with outside counsel (which may include opinions or advise, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws);

(v)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Alamos Acquisition Proposal or potential Alamos Acquisition Proposal;

(vi)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Alamos Board to approve the transactions contemplated herein; or

(vii)	take any other action which would reasonably be expected to materially impede or prevent the consummation of the Arrangement;

provided, however, that, notwithstanding the preceding part of this subsection 6.1(a), but subject to the following provisions of Sections 6.1 and 6.2 of this Agreement, the Alamos Board and on the direction of the Alamos Board, any Representative may, prior to the date of the Alamos Meeting, consider or negotiate any unsolicited Alamos Acquisition Proposal that is reasonably expected to constitute a Alamos Superior Proposal and the Alamos Board may make a Change in Alamos Recommendation in respect of a Alamos Superior Proposal, or approve or recommend to the Alamos Shareholders or enter into an agreement, understanding or arrangement in respect of a Alamos Superior Proposal in accordance with the provisions of Sections 6.1 and 6.2 but in each case only if: (I) the Alamos Acquisition Proposal or Alamos Superior Proposal, as applicable, did not result from a breach of this Agreement by Alamos and Alamos is in compliance with its obligations under Sections 6.1 and 6.2 of this Agreement; (II) the Alamos Board unanimously determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws; and (III) prior to entering into substantive discussions or negotiations with or responding to any person regarding such Alamos Acquisition Proposal, Alamos notifies AuRico of the good faith determination of the Alamos Board that such Alamos Acquisition Proposal is or may reasonably be expected to result in a Alamos Superior Proposal.

(b)	Alamos shall, and shall cause the Alamos Subsidiaries and the Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than AuRico and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Alamos Acquisition Proposal. Alamos shall and shall cause the Alamos Subsidiaries and the Representatives to: (i) discontinue or not allow access to any Alamos’s or the Alamos Subsidiaries’ confidential information to any third party and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Alamos or any Alamos Subsidiary relating to a potential Alamos Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. Alamos agrees not to and shall cause the Alamos Subsidiaries and the Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential Alamos Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation or standstill agreement or provision or purpose or use agreement or provision contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of AuRico (which may be withheld or delayed in AuRico’s sole and absolute discretion). Alamos also agrees not to, and to cause the Alamos Subsidiaries not to, amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Alamos Subsidiaries to enforce, such agreements and provisions.

(c)	Alamos shall notify AuRico thereof, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within twenty four (24) hours of the receipt by it, a Alamos Subsidiary or a Representative, of any Alamos Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Alamos or any of the Alamos Subsidiaries in connection with any potential Alamos Acquisition Proposal or for access to the properties, books or records of Alamos or any of the Alamos Subsidiaries by any Person (other than in the ordinary course of business and unrelated to any potential Alamos Acquisition Proposal). Such notice shall include a description of the terms and conditions of, and the identity of the person making, any Alamos Acquisition Proposal, inquiry, offer or request. Alamos shall also promptly provide AuRico with (i) a copy of any written notice or other written communication from any Person informing Alamos, any Alamos Subsidiary or a Representative that it is considering making or has made, a Alamos Acquisition Proposal, (ii) a copy of any Alamos Acquisition Proposal (or any amendment thereof) received by Alamos or a Representative and (iii) such other details of any such Alamos Acquisition Proposal that AuRico may reasonably request. Alamos shall keep AuRico informed of the status of any Alamos Acquisition Proposal and keep AuRico fully informed as to the material details of all discussions or negotiations.

(d)	If Alamos is in compliance with its obligations under Section 6.1(a) to (c) and if Alamos receives a request for material non-public information from a Person who is considering making or has made a written Alamos Acquisition Proposal (the existence and content of which have been disclosed to AuRico), and the Alamos Board determines that such proposal would, if consummated in accordance with its terms, reasonably be expected to result in a Alamos Superior Proposal or does constitute a Alamos Superior Proposal, subject to and as contemplated under this Section 6.1, then, and only in such case, the Alamos Board may provide such Person with access to information regarding Alamos and the Alamos Subsidiaries; provided, however, that (i) Alamos shall have entered into a confidentiality and standstill agreement with such person containing confidentiality, purpose, use, non-solicitation and standstill provisions that are no less restrictive than those contained in the Confidentiality Agreement (however such confidentiality and standstill agreement may permit such person to make a Alamos Acquisition Proposal in compliance with the terms of this Agreement); (ii) AuRico is provided with a complete list or copies of any and all information provided to such Person on a timely basis (unless such information was previously provided to AuRico); and (iii) AuRico is provided with prompt and similar access to such information (unless such information was previously provided to AuRico).

(e)	Alamos shall ensure that the Alamos Subsidiaries and the Representatives are aware of the provisions of this Section 6.1, and Alamos shall be responsible for any breach of this Section 6.1 by the Alamos Subsidiaries or the Representatives.

Notice of Alamos Superior Proposal Determination

(a)	Alamos and the Alamos Board shall not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Alamos Superior Proposal (other than a confidentiality agreement contemplated by subsection 6.1(d) hereof), unless:

(i)	the Alamos Meeting has not occurred;

(ii)	the Person making the Alamos Superior Proposal is not restricted from making such Alamos Superior Proposal pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;

(iii)	Alamos has complied with its obligations under Section 6.1 and the other provisions of this Article 6;

(iv)	such Alamos Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Alamos completes the Arrangement or any similar other transaction with AuRico or any of its affiliates agreed prior to any termination of this Agreement;

(v)	Alamos has provided AuRico with written notice promptly following the Alamos Board’s determination, that (x) the Alamos Acquisition Proposal constitutes an Alamos Superior Proposal and (y) the Alamos Board intends to accept, approve, recommend or enter into any agreement with respect to such Alamos Superior Proposal and a period (the “AuRico Response Period”) of five Business Days has elapsed from the date that is the later of: (x) the date on which AuRico receives such written notice; and (y) the date AuRico receives from Alamos a copy of the Alamos Acquisition Proposal (together with a copy of such agreement and any ancillary agreements) which the Alamos Board has unanimously determined is an Alamos Superior Proposal; and

(vi)	this Agreement is terminated under Section 7.3(j) and Alamos has paid the Alamos Termination Payment to AuRico in accordance with Section 6.5.

(b)	During the AuRico Response Period, AuRico shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. During the AuRico Response Period, Alamos shall negotiate with AuRico in good faith and in a manner consistent with the fiduciary duties of the Alamos Board. The Alamos Board shall review any proposal by AuRico to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Alamos Board, whether the proposed amendment by AuRico upon acceptance by Alamos would result in the Alamos Acquisition Proposal not being a Alamos Superior Proposal. If the Alamos Board so determines, Alamos shall enter into an amended agreement with AuRico reflecting the amended proposal of AuRico and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)	Alamos acknowledges and agrees that each successive modification of any Alamos Acquisition Proposal shall constitute a new Alamos Acquisition Proposal for the purposes of this Section 6.2 and AuRico shall be afforded a new AuRico Response Period and the rights afforded in this Section 6.2 shall apply in respect of each such Alamos Acquisition Proposal.

(d)	The Alamos Board shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the Alamos Board determines any Alamos

Acquisition Proposal is not a Alamos Superior Proposal; or (ii) the Alamos Board determines that a proposed amendment to the terms of the Arrangement would result in the Alamos Acquisition Proposal which has been publicly announced or made not being a Alamos Superior Proposal, and AuRico has so amended the terms of the Arrangement. AuRico and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Alamos, acting reasonably.

(e)	If the Alamos Circular has been sent to Alamos Shareholders prior to the expiry of the AuRico Response Period and, during such period, AuRico requests in writing that the Alamos Meeting proceed, Alamos shall continue to take all reasonable steps necessary to hold the Alamos Meeting and to cause the Arrangement and the Continuance to be voted on at the Alamos Meeting.

(f)	Where at any time before the Alamos Meeting, Alamos has provided AuRico with a notice under subsection 6.1(c) or subsection 6.2(a)(v), or a Alamos Acquisition Proposal has been publicly disclosed or announced, and, in the case of subsection 6.2(a)(v) the AuRico Response Period has not elapsed, then, subject to applicable Laws, at AuRico’s request, Alamos will postpone or adjourn the Alamos Meeting at the Alamos Meeting (but not beforehand without AuRico’s consent) to a date acceptable to AuRico, acting reasonably, which shall not be less than five days and not more than ten Business Days after the scheduled date of the Alamos Meeting and shall, in the event that AuRico and Alamos amend the terms of this Agreement pursuant to subsection 6.2(b), ensure that the details of such amended Agreement are communicated to the Alamos Shareholders prior to the resumption of the adjourned or postponed Alamos Meeting.

AuRico Covenant Regarding Non-Solicitation

(a)	AuRico shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of AuRico or any of the AuRico Subsidiaries (collectively, for the purpose of Sections 6.3 and 6.4, the “Representatives”), or otherwise and AuRico shall cause the AuRico Subsidiaries and the Representatives not to:

(i)	make, solicit, initiate, facilitate, entertain, encourage, permit or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of AuRico or any of the AuRico Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to lead to an AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise cooperate with, respond to, assist or participate in, any effort or attempt to make any AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to remain neutral with respect to, agree to, approve or recommend any AuRico Acquisition Proposal or potential AuRico Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an AuRico Acquisition Proposal until 5 Business Days (or 1 day prior to the AuRico Meeting, if sooner) following the public commencement of such AuRico Acquisition Proposal shall not be considered a violation of this subsection 6.3(a)(iii));

(iv)	make, or propose publicly to make a Change in AuRico Recommendation (provided that AuRico shall be permitted to make a Change in AuRico Recommendation if (i) such Change in AuRico Recommendation does not relate to, or is not in response to, an AuRico Acquisition Proposal, (ii) a Material Adverse Effect has occurred with respect to Alamos and (iii) the AuRico Board determines in good faith after consulting with outside counsel (which may include opinions or advise, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws);

(v)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(vi)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the AuRico Board to approve the transactions contemplated herein; or

(vii)	take any other action which would reasonably be expected to materially impede or prevent the consummation of the Arrangement;

provided, however, that, notwithstanding the preceding part of this subsection 6.1(a), but subject to the following provisions of Sections 6.3 and 6.4 of this Agreement, the AuRico Board and on the direction of the AuRico Board, any Representative may, prior to the date of the AuRico Meeting, consider or negotiate any unsolicited AuRico Acquisition Proposal that is reasonably expected to constitute an AuRico Superior Proposal and the AuRico Board may make a Change in AuRico Recommendation in respect of an AuRico Superior Proposal, or approve or recommend to the AuRico Shareholders or enter into an agreement, understanding or arrangement in respect of an AuRico Superior Proposal in accordance with the provisions of Sections 6.3 and 6.4 of this Agreement but in each case only if: (I) the AuRico Acquisition Proposal or the AuRico Superior Proposal, as applicable, did not result from a breach of this Agreement by AuRico and AuRico is in compliance with its obligations under Sections 6.3 and 6.4 of this Agreement; (II) the AuRico Board unanimously determines in good faith after consulting with outside counsel (which may include written opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws; and (III) prior to entering into substantive discussions or negotiations with or responding to any person regarding such AuRico Acquisition Proposal, AuRico notifies Alamos of the good faith determination of the AuRico Board that such AuRico

Acquisition Proposal is or may reasonably be expected to result in an AuRico Superior Proposal.

(b)	AuRico shall, and shall cause the AuRico Subsidiaries and the Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than Alamos and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an AuRico Acquisition Proposal. AuRico shall and shall cause the AuRico Subsidiaries and the Representatives to: (i) discontinue or not allow access to any AuRico’s or the AuRico Subsidiaries’ confidential information to any third party; and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with AuRico or any AuRico Subsidiary relating to a potential AuRico Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. AuRico agrees not to and shall cause the AuRico Subsidiaries and the Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential AuRico Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation or standstill agreement or provision or purpose or use agreement or provision contained in any confidentiality, non-disclosure, standstill or other agreements, without the prior written consent of Alamos (which may be withheld or delayed in Alamos’s sole and absolute discretion). AuRico also agrees not to, and to cause the AuRico Subsidiaries not to, amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the AuRico Subsidiaries to enforce, such agreements and provisions.

(c)	AuRico shall notify Alamos thereof, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within twenty four (24) hours of the receipt by it, an AuRico Subsidiary or a Representative, of any AuRico Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to AuRico or any of the AuRico Subsidiaries in connection with any potential AuRico Acquisition Proposal or for access to the properties, books or records of AuRico or any of the AuRico Subsidiaries by any Person (other than in the ordinary course of business and unrelated to any potential AuRico Acquisition Proposal). Such notice shall include a description of the terms and conditions of, and the identity of the person making, any AuRico Acquisition Proposal, inquiry, offer or request. AuRico shall also promptly provide Alamos with (i) a copy of any written notice or other written communication from any person informing AuRico, any AuRico Subsidiary or a Representative that it is considering making or has made, an AuRico Acquisition Proposal, (ii) a copy of any AuRico Acquisition Proposal (or any amendment thereof) received by AuRico, any AuRico Subsidiary or a Representative and (iii) such other details of any such AuRico Acquisition Proposal that Alamos may reasonably request. AuRico shall keep Alamos informed of the status of any AuRico Acquisition Proposal and keep Alamos fully informed as to the material details of all discussions or negotiations.

(d)	If AuRico is in compliance with its obligations under Section 6.3(a) to (c) and if AuRico receives a request for material non-public information from a Person who is considering making or has made a written AuRico Acquisition Proposal (the existence and content of which have been disclosed to Alamos), and the AuRico Board determines that such proposal would, if consummated in accordance with its terms, reasonably be expected to result in an AuRico Superior Proposal or does constitute an AuRico Superior Proposal, subject to and as contemplated under this Section 6.3, then, and only in such case, the AuRico Board may provide such Person with access to information regarding AuRico and the AuRico Subsidiaries; provided, however, that (i) AuRico shall have entered into a confidentiality and standstill agreement with such Person containing confidentiality, purpose, use, non-solicitation and standstill provisions that are no less restrictive than those contained in the Confidentiality Agreement (however such confidentiality and standstill agreement may permit such person to make an AuRico Acquisition Proposal in compliance with the terms of this Agreement); (ii) Alamos is provided with a complete list or copies of any and all information provided to such Person on a timely basis (unless such information was previously provided to Alamos); and (iii) Alamos is provided with prompt and similar access to such information (unless such information was previously provided to Alamos).

(e)	AuRico shall ensure that the AuRico Subsidiaries and the Representatives are aware of the provisions of this Section 6.3, and AuRico shall be responsible for any breach of this Section 6.3 by the AuRico Subsidiaries or the Representatives.

Notice of AuRico Superior Proposal Determination

(a)	AuRico and the AuRico Board shall not accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of an AuRico Superior Proposal (other than a confidentiality agreement contemplated by subsection 6.3(d) hereof), unless:

(i)	the AuRico Meeting has not occurred;

(ii)	the Person making the AuRico Superior Proposal is not restricted from making such AuRico Superior Proposal pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;

(iii)	AuRico has complied with its obligations under Section 6.3 and the other provisions of this Article 6;

(iv)	such AuRico Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that AuRico completes the Arrangement or any similar other transaction with Alamos or any of its affiliates agreed prior to any termination of this Agreement;

(v)

AuRico has provided Alamos with written notice promptly following the Alamos Board’s determination that (x) the AuRico Acquisition Proposal constitutes an AuRico Superior Proposal and (y) that the Alamos Board intends to accept, approve, recommend or enter into any agreement with respect to such AuRico Superior Proposal and a period (the “Alamos Response Period”) of five Business Days has elapsed from the date that is the later of: (x) the date on which Alamos receives such written notice; and (y) the date Alamos receives from AuRico a copy of the AuRico Acquisition Proposal (together with a copy of such agreement and any ancillary agreement) which the AuRico Board has unanimously determined is an AuRico Superior Proposal; and

(vi)	this Agreement is terminated under Section 7.3(k) and AuRico has paid the AuRico Termination Payment to Alamos in accordance with Section 6.6.

(b)	During the Alamos Response Period, Alamos shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. During the Alamos Response Period, AuRico shall negotiate with Alamos in good faith and in a manner consistent with the fiduciary duties of the AuRico Board. The AuRico Board shall review any proposal by Alamos to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the AuRico Board, whether the proposed amendment by Alamos upon acceptance by AuRico would result in the AuRico Acquisition Proposal not being an AuRico Superior Proposal. If the AuRico Board so determines, AuRico shall enter into an amended agreement with Alamos reflecting the amended proposal of Alamos and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)	AuRico acknowledges and agrees that each successive modification of any AuRico Acquisition Proposal shall constitute a new AuRico Acquisition Proposal for the purposes of this Section 6.4 and Alamos shall be afforded a new Alamos Response Period and the rights afforded in this Section 6.4 shall apply in respect of each such AuRico Acquisition Proposal.

(d)	The AuRico Board shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the AuRico Board determines any AuRico Acquisition Proposal is not an AuRico Superior Proposal; or (ii) the AuRico Board determines that a proposed amendment to the terms of the Arrangement would result in the AuRico Acquisition Proposal which has been publicly announced or made not being an AuRico Superior Proposal, and Alamos has so amended the terms of the Arrangement. Alamos and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by AuRico, acting reasonably.

(e)	If the AuRico Circular has been sent to AuRico Shareholders prior to the expiry of the Alamos Response Period and, during such period, Alamos requests in writing that the AuRico Meeting proceed, AuRico shall continue to take all reasonable steps necessary to hold the AuRico Meeting and to cause the Arrangement to be voted on at the AuRico Meeting.

(f)

Where at any time before the AuRico Meeting, AuRico has provided Alamos with a notice under subsection 6.3(c) or subsection 6.4(a)(v) or an AuRico Acquisition Proposal has been publicly disclosed or announced, and, in the case of subsection 6.4(a)(v) the Alamos Response Period has not elapsed, then, subject to applicable Laws, at Alamos’s request, AuRico will postpone or adjourn the AuRico Meeting at the AuRico Meeting (but not beforehand without Alamos’s consent) to a date acceptable to Alamos, acting reasonably, which shall not be less than five days and not more than ten Business Days after the scheduled date of the AuRico Meeting and shall, in the event that Alamos and AuRico amend the terms of this Agreement pursuant to subsection 6.4(b), ensure that the details of such amended Agreement are communicated to the AuRico Shareholders prior to the resumption of the adjourned or postponed AuRico Meeting.

Alamos Break Fee Event

In the event that:

(a)	this Agreement is terminated by AuRico pursuant to subsection 7.3(c) or 7.3(h) hereof;

(b)	this Agreement is terminated by AuRico pursuant to subsection 7.3(b) hereof due to Alamos having breached its obligations under Section 6.1 or Section 6.2;

(c)	this Agreement is terminated by AuRico in accordance with subsection 7.3(e)(i);

(d)	this Agreement is terminated by Alamos pursuant to subsection 7.3(j);

(e)	this Agreement is terminated by either AuRico or Alamos pursuant to Section 7.3(f) or Section 7.3(g) hereof and an Alamos Acquisition Proposal shall have been made to Alamos and made known to Alamos Shareholders generally or shall have been made directly to Alamos Shareholders generally or any Person shall have publicly announced an intention to make a Alamos Acquisition Proposal in respect of Alamos (a “Pending Alamos Acquisition Proposal”) and such Pending Alamos Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Alamos Meeting and, thereafter, the Alamos Shareholders do not approve the Alamos Resolution at the Alamos Meeting, and Alamos completes a Alamos Acquisition Proposal with the Party who made the Pending Alamos Acquisition Proposal within twelve (12) months following the termination of this Agreement provided that, for the purposes of this Section 6.5(e), all references to “20%” in the definition of “Alamos Acquisition Proposal” shall be deemed to be references to “50%”;

then Alamos shall pay to AuRico in the circumstances set forth in subsections 6.5(a), 6.5(b), 6.5(c) or 6.5(d) above, at the time of the termination of this Agreement and, in the circumstances set forth in subsection 6.5(e) above, within one day following the completion of such Alamos Acquisition Proposal, an amount in cash equal to $37,500,000 (the “Alamos Termination Payment”), in immediately available funds. Alamos shall not be obligated to make more than one payment pursuant to this Section 6.5. Alamos hereby acknowledges that the Alamos Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which AuRico will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Alamos hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Alamos Termination Payment by AuRico, AuRico shall have no further claim against Alamos in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude AuRico from seeking injunctive relief to restrain any breach or threatened breach by Alamos of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

AuRico Break Fee Event

In the event that:

(a)	this Agreement is terminated by Alamos pursuant to subsection 7.3(d) or 7.3(i) hereof;

(b)	this Agreement is terminated by Alamos pursuant to subsection 7.3(b) hereof due to AuRico having breached its obligations under Section 6.3 or Section 6.4;

(c)	this Agreement is terminated by Alamos in accordance with subsection 7.3(e)(ii);

(d)	this Agreement is terminated by AuRico pursuant to subsection 7.3(k);

(e)	this Agreement is terminated by either AuRico or Alamos pursuant to Section 7.3(f) or Section 7.3(g) hereof and an AuRico Acquisition Proposal shall have been made to AuRico and made known to AuRico Shareholders generally or shall have been made directly to AuRico Shareholders generally or any Person shall have publicly announced an intention to make an AuRico Acquisition Proposal in respect of AuRico (a “Pending AuRico Acquisition Proposal”) and such Pending AuRico Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the AuRico Meeting and, thereafter, the AuRico Shareholders do not approve the AuRico Arrangement Resolution at the AuRico Meeting, and AuRico completes an AuRico Acquisition Proposal with the Party who made the Pending AuRico Acquisition Proposal within twelve (12) months following the termination of this Agreement provided that, for the purposes of this Section 6.6(e), all references to “20%” in the definition of “AuRico Acquisition Proposal” shall be deemed to be references to “50%”;

then AuRico shall pay to Alamos in the circumstances set forth in subsections 6.6(a), 6.6(b), 6.6(c) or 6.6(d) above, at the time of the termination of this Agreement, and, in the circumstances set forth in subsection 6.6(e) above, within one day following the completion of such AuRico Acquisition Proposal, an amount in cash equal to $28,400,000 (the “AuRico Termination Payment”), in immediately available funds. AuRico shall not be obligated to make more than one payment pursuant to this Section 6.6. AuRico hereby acknowledges that the AuRico Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Alamos will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. AuRico hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the AuRico Termination Payment by Alamos, Alamos shall have no further claim against AuRico in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Alamos from seeking injunctive relief to restrain any breach or threatened breach by Alamos of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

Reimbursement of Expenses

(a)	Subject to Section 6.7(b), in the event of termination of this Agreement by:

(i)	either Alamos or AuRico in accordance with subsection 7.3(f)(ii) due to AuRico’s failure to obtain the approval of AuRico Shareholders of the AuRico Arrangement

Resolution of the AuRico Meeting, AuRico shall pay, within one (1) business day of the termination of this Agreement, a fee of $2,000,000 to Alamos as reimbursement for the costs and expenses incurred by Alamos with respect to the Arrangement; or

(ii)	either Alamos or AuRico in accordance with subsection 7.3(f)(i) due to Alamos’s failure to obtain the approval of Alamos Shareholders of the Alamos Resolution at the Alamos Meeting, Alamos shall pay, within one (1) business day of the termination of this Agreement, a fee of $2,000,000 to AuRico as reimbursement for the costs and expenses incurred by AuRico with respect to the Arrangement.

(b)	No amount shall be paid or payable by AuRico under Section 6.7(a)(i) if AuRico has paid the AuRico Termination Payment payable pursuant to subsection 6.5(e) or and no amount shall be paid or payable by Alamos under Section 6.7(a)(ii) if Alamos has paid the Alamos Termination Payment payable pursuant to subsection 6.6(e), as the case may be.

Compliance with Disclosure Obligations

Nothing contained in Section 6.1 and 6.2, in the case of Alamos, and nothing contained in Section 6.3 and 6.4, in the case of AuRico, shall prohibit Alamos or AuRico from responding through a directors’ circular or otherwise as required by applicable securities Laws to an unsolicited Alamos Acquisition Proposal that the Alamos Board determines is not a Alamos Superior Proposal, in the case of Alamos, or an unsolicited AuRico Acquisition Proposal that the AuRico Board determines is not an AuRico Superior Proposal, in the case of AuRico.

AMENDMENT AND TERMINATION

Amendment

This Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Alamos Shareholders or AuRico Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of either of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Alamos Meeting and the AuRico Meeting, except as provided in Section 4.8, the Alamos Exchange Ratio shall not be amended without the approval of the Alamos Shareholders or AuRico Shareholders, as the case may be, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Sections 5.1, 5.2, 5.3, 6.5 and 6.6 and Article 7 hereof shall remain unaffected.

Mutual Understanding Regarding Amendments

(a)	In addition to the transactions contemplated hereby or at the request of a Party hereto, the Parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize: (i) present and future planning opportunities for Alamos, the Alamos Shareholders, the Alamos Subsidiaries, AuRico, the AuRico Shareholders and the AuRico Subsidiaries; and (ii) present and future financing opportunities for Alamos, the Alamos Subsidiaries, AuRico, and the AuRico Subsidiaries; as and to the extent that the same shall not prejudice any Party hereto, the securityholders thereof, the Arrangement or the other transactions contemplated hereby. The Parties hereto will ensure that such planning activities do not impede the progress, or delay the consummation, of the Arrangement in any respect.

(b)	The Parties hereto mutually agree that if a Party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Alamos on the one hand, and AuRico on the other hand, will act reasonably in considering such amendment and if the other of them and the security holders thereof are not prejudiced and if the Arrangement is not impaired or delayed by reason of any such amendment they will co-operate in a reasonable fashion with the Party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Alamos Shareholders and AuRico Shareholders.

If such an amendment is agreed by the Parties, Alamos and AuRico shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Alamos and AuRico shall each use its respective commercially reasonable efforts to communicate any such modifications to the Alamos Shareholders and AuRico Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Alamos Shareholders and AuRico Shareholders at the Alamos Meeting or the AuRico Meeting, as applicable.

Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of Alamos and AuRico, duly authorized by the board of directors of each;

(b)	by a Party in accordance with Section 5.1, 5.2 or 5.3 if any of the conditions in Section 5.1, 5.2 or 5.3 hereof for the benefit of that Party are not satisfied or waived in accordance with those Sections;

(c)	by AuRico if a Alamos Acquisition Proposal has been made or proposed and the Alamos Board: (i) shall have made a Change in Alamos Recommendation, or (ii) except as permitted under subsection 6.1(a)(iii), shall have failed, after being requested by AuRico in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five Business Days or 1 day prior to the Alamos Meeting if sooner) after receipt of such written request from AuRico, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.1(d) hereof) in respect of any Alamos Acquisition Proposal;

(d)	by Alamos if an AuRico Acquisition Proposal has been made or proposed and the AuRico Board: (i) shall have made a Change in AuRico Recommendation, or (ii) except as permitted under subsection 6.3(a)(iii), shall have failed, after being requested by Alamos in writing, to reaffirm its approval of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five Business Days or 1 day prior to the AuRico Meeting if sooner) after receipt of such written request from Alamos, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.3(d) hereof) in respect of any AuRico Acquisition Proposal;

(e)	by:

(i)	AuRico if Alamos shall have failed to hold the Alamos Meeting by July 17, 2015, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in Section 4.2(c), Section 5.4 or Section 6.2(f); or

(ii)	Alamos if AuRico shall have failed to hold the AuRico Meeting by July 17, 2015, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in Section 4.1(c), Section 5.4 or Section 6.4(f);

(f)	by:

(i)	either AuRico or Alamos if the Alamos Meeting shall have been held and completed and the Alamos Resolution shall not have been approved by the Alamos Shareholders; or

(ii)	either AuRico or Alamos if the AuRico Meeting shall have been held and completed and the AuRico Arrangement Resolution shall not have been approved by the AuRico Shareholders.

(g)	by either AuRico or Alamos if the Arrangement shall not have been completed by the Completion Deadline, provided however:

(i)

if the Arrangement has not been completed by such date because the Alamos Meeting has not been held due to the fault of Alamos (the Parties acknowledging that Alamos is not at fault in the event that the Alamos Meeting has not been held due to an order of a Governmental Entity), then Alamos shall not be entitled to terminate this Agreement; or

(ii)	if the Arrangement has not been completed by such date because the AuRico Meeting has not been held due to the fault of AuRico (the Parties acknowledging that AuRico is not at fault in the event that the AuRico Meeting has not been held due to an order of a Governmental Entity), then AuRico shall not be entitled to terminate this Agreement;

(h)	by AuRico if the Alamos Board shall have made a Change in Alamos Recommendation;

(i)	by Alamos if the AuRico Board shall have made a Change in AuRico Recommendation;

(j)	by Alamos if Alamos proposes to enter into any agreement, arrangement or understanding in respect of a Alamos Superior Proposal in compliance with Sections 6.1 and 6.2 hereof, provided that Alamos has paid the Alamos Termination Payment to AuRico; and

(k)	by AuRico if AuRico proposes to enter into any agreement, arrangement or understanding in respect of an AuRico Superior Proposal in compliance with Sections 6.3 and 6.4 hereof, provided that AuRico has paid the AuRico Termination Payment to Alamos;

provided that any termination by a Party hereto in accordance with paragraphs (b) to (k) above shall be made by such Party delivering written notice thereof to the other Party hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

Effect of Termination

In the event of termination of this Agreement by either Alamos or AuRico as provided in Section 7.3, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of Alamos or AuRico or their respective officers or directors under the Transaction Documents, except that:

(a)	the provisions of Section 4.10, Section 4.11, Section 6.5, Section 6.6, Section 6.7, Section 8.1, Section 8.2, Section 8.3, Section 8.5, Section 8.7, Section 8.10 and this Section 7.4 shall remain in full force and effect and shall survive any such termination; and

(b)	neither Alamos nor AuRico shall be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements as set forth in the Transaction Documents save and except as provided therein.

GENERAL

Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by facsimile or by electronic mail to the following address or numbers or to such other address or number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile or by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the parties hereto shall be as follows:

(a)	if to AuRico or New AuRico:

AuRico Gold Inc.
110 Yong Street, Suite 1601 Toronto, ON M5C 1T4

	Attention:	Chief Executive Officer
	Facsimile:	647-260-8881
	Email:	scott.perry@auricogold.com

With a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

	Attention:	John Turner/Krisztian Toth
	Facsimile:	416-364-7813
	Email:	jturner@fasken.com/ktoth@fasken.com

(b)	if to Alamos:

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200 Toronto, ON M5H 3P5

	Attention:	John McCluskey
	Facsimile:	416-368-2934
	Email:	jmccluskey@alamos.com

With a copy (which shall not constitute notice) to:

Torys LLP
79 Wellington St. West
Suite 3000, P.O. Box 270, TD Centre
Toronto, ON
M5K 1N0

	Attention:	Kevin Morris/John Emanoilidis
	Facsimile:	(416) 865-7380
	Email:	kmorris@torys.com/jemanoilidis@torys.com

Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Alamos (if AuRico is the breaching party) or AuRico (if Alamos is the breaching party) will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including Sections 6.1 and 6.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

Expenses

Other than as set out in Section 4.3(d) and Section 6.7, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Alamos Meeting, the AuRico Meeting and the preparation and mailing of the Alamos Circular and AuRico Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.

Time of the Essence

Time shall be of the essence in this Agreement.

Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, and the Confidentiality Agreement constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement.

Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by electronic mail or facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

No Personal Liability

(a)	No director or officer of Alamos shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to AuRico under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Alamos.

(b)	No director or officer of AuRico shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to Alamos under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of AuRico.

Enurement and Assignment

This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

<Remainder of Page Intentionally Left Blank>

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

ALAMOS GOLD INC.

By:

AURICO GOLD INC.

By:
	Name:	c/s
Title:

SCHEDULE A

PLAN OF ARRANGEMENT

A-1

PLAN OF ARRANGEMENT

respecting

AURICO GOLD INC. AND ALAMOS GOLD INC.

made pursuant to

Section 182 of the Business Corporations Act (Ontario)

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Alamos” means Alamos Gold Inc., a company existing under the BCBCA and to be continued to the OBCA prior to the Effective Time;

“Alamos Arrangement Resolution” means the special resolution of the Alamos Shareholders approving the Plan of Arrangement substantially in the form attached as a Schedule to the Arrangement Agreement;

“Alamos Circular” means the notice of the Alamos Meeting to be sent to Alamos Shareholders and the management information circular to be prepared in connection with the Alamos Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Alamos Meeting;

“Alamos Continuance” means the continuance of Alamos from the BCBCA to the OBCA;

“Alamos Continuance Resolution” means the special resolution of the Alamos Shareholders approving the Continuance substantially in the form attached as a Schedule to the Arrangement Agreement;

“Alamos Deferred Share Unit Plan” means the deferred share unit plan for directors of Alamos effective December 4, 2012;

“Alamos DSUs” means deferred share units granted under the Alamos Deferred Share Unit Plan;

“Alamos Exchange Ratio” means 1.9818 AuRico Shares for each Alamos Share, subject to adjustment in accordance with the terms hereof;

“Alamos Meeting” means the special meeting, including any adjournments or postponements thereof, of the Alamos Shareholders to be held to consider, among other things, and, if deemed advisable, to approve the Alamos Continuance Resolution and the Alamos Arrangement Resolution;

“Alamos Options” means options to acquire Alamos Shares issued pursuant to or governed by the Alamos Stock Option Plan;

“Alamos Restricted Share Unit Plan” means the restricted share unit plan of Alamos effective June 6, 2012;

“Alamos RSUs” means restricted share units granted under the Alamos Restricted Share Unit Plan;

“Alamos SARs” means the cash settled stock appreciation rights granted under the Alamos Stock Appreciation Rights Plan;

“Alamos Shareholders” means at any time, the holders of Alamos Shares;

“Alamos Shares” means the common shares in the capital of Alamos;

“Alamos Stock Appreciation Rights Plan” means the stock appreciation rights plan of Alamos effective November 1, 2011;

“Alamos Stock Option Plan” means the Amended Share Option Plan of Alamos last ratified, confirmed and approved by the Alamos Shareholders on May 31, 2012;

“Alamos Warrantholder” means a holder of Alamos Warrants;

“Alamos Warrant Indenture” means the warrant indenture made as of August 30, 2013 between Alamos and Computershare Trust Company of Canada;

“Alamos Warrants” means the warrants to purchase an aggregate of 7,500,000 Alamos Shares (subject to adjustment as provided in the Alamos Warrant Indenture) issued under the Alamos Warrant Indenture;

“Amalco” means the corporation continuing as a successor to AuRico and Alamos under the OBCA following the effectiveness of the Arrangement contemplated hereby;

“Amalco Shares” means common shares in the capital of Amalco;

“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or Article 5 hereof or made at the direction of the Court either in the Interim Order or Final Order with the consent of AuRico and Alamos, each acting reasonably;

“Arrangement Agreement” means the agreement made as of April 12, 2015 between AuRico and Alamos, as amended, supplemented or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement of AuRico and Alamos in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall be in form and substance satisfactory to AuRico and Alamos, each acting reasonably;

“AuRico” means AuRico Gold Inc. a company existing under the OBCA;

“AuRico 2013 LTIP” means the long term incentive plan approved by the AuRico Shareholders on May 13, 2013 which, among other things, replaced the amended Stock Option Plan of AuRico approved by the AuRico Shareholders at a special meeting of AuRico Shareholders held on February 18, 2011;

“AuRico 2013 Rights Plan” means the amended and restated shareholder rights agreement between AuRico and Computershare Investor Services Inc. dated May 13, 2013;

“AuRico Circular” means the notice of the AuRico Arrangement Meeting to be sent to AuRico Shareholders and the management information circular to be prepared in connection with the AuRico Arrangement Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the AuRico Arrangement Meeting;

“AuRico Arrangement Resolution” means the special resolution of the AuRico Shareholders approving the Plan of Arrangement substantially in the form attached as a Schedule to the Arrangement Agreement;

“AuRico DSUs” means deferred share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico Meeting” means the special meeting, including any adjournments or postponements thereof, of the AuRico Shareholders a to be held to consider, among other things, and, if deemed advisable, to approve the AuRico Arrangement Resolution;

“AuRico Options” means options issued pursuant to, or governed by, the AuRico 2013 LTIP;

“AuRico PSUs” means performance share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico RSUs” means restricted share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico Shares” means the common shares in the capital of AuRico;

“AuRico Trademarks” has the meaning given to it in the Arrangement Agreement;

“Australian Royalties” has the meaning given to it in the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British Columbia or New York City, New York;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Class A Exchange Ratio” means 0.5046 Class A Shares for each Amalco Share, subject to adjustment in accordance with the terms hereof;

“Class A Shares” means the Class A Common Shares of Amalco referred to in Section 2.3(t)(i);

“Continuance” means the continuance of Alamos from the BCBCA to the OBCA;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depository” means the Person appointed by Alamos and AuRico to act as depositary at its offices set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissenting AuRico Shareholder” means a holder of AuRico Shares who dissents in respect of the Arrangement in strict compliance with Section 3.1;

“Dissenting Alamos Shareholder” means a holder of Alamos Shares who dissents in respect of the Continuance in strict compliance with Section 3.2;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date;

“Eligible Holder” means a beneficial owner of Alamos Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Escrowed Subscription Proceeds” means $<@> which are held in escrow by the Depository on account of the purchase price payable by Alamos to AuRico for the AuRico Shares subscribed for by it under Section 2.3(b);

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Fosterville Royalty” has the meaning given to it in the Arrangement Agreement;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the AuRico Arrangement Meeting and the Alamos Arrangement Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court;

“Kemess Project” has the meaning given to it in the Arrangement Agreement and includes all concessions, lands, mineral rights, mineral and surface leases and other assets and other books and records pertaining to the Kemess Project;

“Letter of Transmittal” means the Letter of Transmittal for use by AuRico Shareholders and Alamos Shareholders, in the form accompanying the AuRico Circular or the Alamos Circular, as applicable;

“Leviathan Royalty” has the meaning given to it in the Arrangement Agreement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“New AuRico” means a corporation to be incorporated under the OBCA and following the Effective Time to be renamed AuRico Metals Inc. or such other name determined by AuRico prior to the Effective Time;

“New AuRico Contribution Agreement” means the agreement between New AuRico, AuRico and Alamos, in a form agreeable to AuRico, New AuRico and Alamos, each acting reasonably, by which, among other things, the New AuRico Property and the New AuRico Liabilities are transferred to or assumed by, as applicable, New AuRico;

“New AuRico Liabilities” has the meaning given to it in the Arrangement Agreement;

“New AuRico Property” has the meaning given to it in the Arrangement Agreement;

“New AuRico Royalties” has the meaning given to it in the Arrangement Agreement;

“New AuRico Shareholders” means at any time the holders of New AuRico Shares;

“New AuRico Shares” means the common shares in the capital of New AuRico;

“New AuRico Escrowed Subscription Proceeds” means $<@> which are held in escrow by the Depositary on account of the purchase price payable by AuRico to New AuRico for the New AuRico Shares subscribed for by AuRico under Section 2.3(e)(vi);

“OBCA” means the Business Corporations Act (Ontario);

“Pro Rata Portion of a New AuRico Share” means the amount determined by dividing (i) the product obtained by multiplying the number of New AuRico Shares outstanding immediately prior to the reorganization of Amalco’s share capital in Section 2.3(t) by 0.951, by (ii) the number of Amalco Shares outstanding immediately prior to the reorganization of Amalco’s share capital in Section 2.3(t);

“Stawell Royalty” has the meaning given to it in the Arrangement Agreement;

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Y-D Royalty” has the meaning given to it in the Arrangement Agreement; and

“Young Davidson Gold Mine” has the meaning given to it in the Arrangement Agreement.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

1.2	Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times express herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6	Statutory Reference

Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of the United States of America.

ARTICLE 2

ARRANGEMENT

2.1	Binding Effect

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 182 of the OBCA. The Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Alamos; (ii) AuRico; (iii) New AuRico; (iv) all holders of AuRico Shares, Alamos Shares, Amalco Shares, Class A Shares and/or New AuRico Shares; (v) all holders of Alamos Warrants, Alamos RSUs, Alamos DSUs, Alamos Options, Alamos SARs, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options and any security into which they may be converted or exchange or otherwise converted pursuant to Section 2.3 of this Plan of Arrangement; and (vi) the Depository.

2.2	Preliminary Steps Prior to the Arrangement

The following preliminary steps shall occur prior to, and shall be conditions to, the implementation of the Plan of Arrangement:

(a)	Alamos shall have continued to the OBCA and shall be a corporation existing under the OBCA;

(b)	AuRico shall have incorporated New AuRico pursuant to the OBCA and shall have subscribed for and been issued 1 New AuRico Share for $1.00;

(c)	The number of directors on the board of directors of New AuRico shall initially be set at seven and the initial directors shall include the following (together with two directors nominated by Alamos and a further two directors nominated by AuRico):

Scott Perry	Anne Day
Chris Richter

The initial directors of New AuRico shall hold office until the next annual meeting of the shareholders of New AuRico or until their successors are elected or appointed;

(d)	The initial officers of New AuRico shall be as follows:

Name	Title
Scott Perry	Executive Chairman
Chris Richter	Chief Executive Officer
Rob Chausse	Chief Financial Officer
Chris Rockingham	Vice President Development

Additional officers shall be appointed by the board of directors of New AuRico;

(e)	AuRico and New AuRico shall have entered into the New AuRico Contribution Agreement;

(f)	Alamos shall have deposited with the Depository the Escrowed Subscription Proceeds, which proceeds shall be held in trust for the benefit of Alamos until the Effective Time; and

(g)	AuRico shall have deposited with the Depository the New AuRico Escrowed Subscription Proceeds, which proceeds shall be held in trust for the benefit of AuRico until the Effective Time.

2.3	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	The AuRico 2013 Rights Plan shall not apply to this Plan of Arrangement.

(b)	Alamos shall subscribe for <@> AuRico Shares for a purchase price of $<@> per AuRico Share.

(c)	AuRico shall issue <@> AuRico Shares to Alamos pursuant to the share subscription referred to in Section 2.3(b) above.

(d)	The Depository shall release to AuRico the Escrowed Subscription Proceeds as payment in full by Alamos of the subscription price for the AuRico Shares referred to in Section 2.3(b).

(e)	In accordance with the New AuRico Contribution Agreement:

(i)	AuRico shall sell and transfer to New AuRico all of AuRico’s right, title and interest in the Kemess Project and in consideration therefor New AuRico shall issue to AuRico <@> New AuRico Shares and New AuRico shall assume, and shall pay, discharge and perform, the New AuRico Liabilities;

(ii)	AuRico shall sell and transfer to New AuRico all of AuRico’s right, title and interest in the Fosterville Royalty and in consideration therefor New AuRico shall issue to AuRico <@> New AuRico Shares;

(iii)	AuRico shall sell and transfer to New AuRico all of AuRico’s right, title and interest in the Leviathan Royalty and in consideration therefor New AuRico shall issue to AuRico <@> New AuRico Shares;

(iv)	AuRico shall sell and transfer to New AuRico all of AuRico’s right, title and interest in the Stawell Royalty and in consideration therefor New AuRico shall issue to AuRico <@> New AuRico Shares;

(v)	AuRico shall grant and convey to New AuRico the Y-D Royalty and in consideration therefor New AuRico shall issue to AuRico <@> New AuRico Shares;

(vi)	AuRico shall subscribe for <@> New AuRico Shares for a purchase price of $<@> per New AuRico Share.

(vii)	New AuRico shall issue <@> New AuRico Shares to AuRico pursuant to the share subscription referred to in Section 2.3(e)(vi) above;

(viii)	AuRico shall pay to New AuRico $<@> on account of the aggregate subscription price for the New AuRico Shares subscribed for under Section 2.3(e)(vi) above; and

(ix)	AuRico shall sell and transfer to New AuRico all of its right, title and interest in the remaining New AuRico Property (after taking into account the transfers and subscription in Subsections 2.3(e)(i) to 2.3(e)(viii) above) and in consideration therefor New AuRico shall issue to AuRico <@> New AuRico Shares.

(f)	Each Alamos Share held by a Dissenting Alamos Shareholder shall, without any further action by or on behalf of such Dissenting Alamos Shareholder, be deemed to have been transferred and assigned to Alamos in consideration for a debt claim against Alamos determined in accordance with Section 3.2.

(g)	With respect to each Alamos Share transferred and assigned to Alamos in accordance with Section 2.3(f):

(i)	the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and such Alamos Share shall be cancelled; and

(ii)	the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to Alamos.

(h)	Each AuRico Share held by a Dissenting AuRico Shareholder shall, without any further action by or on behalf of such Dissenting AuRico Shareholder, be deemed to have been transferred and assigned to AuRico in consideration for a debt claim against AuRico determined in accordance with Section 3.1.

(i)	With respect to each AuRico Share transferred and assigned to AuRico in accordance with Section 2.3(h):

(i)	the holder of such AuRico Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of AuRico in respect of the AuRico Shares, and such AuRico Share shall be cancelled; and

(ii)	the holder of such AuRico Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such AuRico Share to AuRico.

(j)	Each Alamos Share (excluding any Alamos Shares held by Dissenting Alamos Shareholders) shall, without further action by or on behalf of the holder thereof, be transferred and assigned to AuRico in exchange for (i) the issuance to the holder of that number of AuRico Shares determined by the Alamos Exchange Ratio and (ii) US$0.0001.

(k)	With respect to each Alamos Share transferred and assigned to AuRico in accordance with Section 2.3(j):

(i)	the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and the name of AuRico shall be added to the register maintained by or on behalf of Alamos in respect of the Alamos Shares as the holder of such of Alamos Share;

(ii)	the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents,

releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to AuRico; and

(iii)	the holder of such Alamos Share immediately prior to such transfer and assignment shall be added to the register maintained by or on behalf of AuRico in respect of the AuRico Shares as the holder of the AuRico Shares issued to such holder.

(l)	For purposes of the OBCA, the amount added to the stated capital in respect of the AuRico Shares issued to the holders of the Alamos Shares shall be equal to the fair market value of the Alamos Shares in consideration for which such AuRico Shares were issued less the aggregate amount of cash paid by AuRico pursuant to Section 2.3(j).

(m)	Each Alamos Option outstanding immediately prior to the Effective Time shall be exchanged for an option (a “Replacement Option”) granted by AuRico to acquire that number of AuRico Shares equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to such Alamos Option, provided that the number of AuRico Shares issuable pursuant to such Replacement Option shall be rounded down to the nearest whole number of AuRico Shares. Such Replacement Option shall have an exercise price per AuRico Share equal to the exercise price per Alamos Share of such Alamos Option immediately prior to the Effective Time divided by the Alamos Exchange Ratio, provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount of such Alamos Option before the exchange. Except, as provided in this Section 2.3(m), the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Replacement Option will be the same as the Alamos Option for which it is exchanged, and any document or agreement previously evidencing such Alamos Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(n)	Each Alamos SAR outstanding prior to the Effective Time shall be exchanged for an award (a “Replacement SAR”) granted by AuRico and the value of such Replacement SAR shall be equal to the value of such Alamos SAR immediately prior to the Effective time and shall be determined with reference to AuRico Shares (or any shares for which such AuRico Shares are converted, including Amalco Shares) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(n), the terms and conditions of the Replacement SARs will be the same as the Alamos SAR for which it is exchanged, any document or agreement previously evidencing a Alamos SAR shall thereafter evidence and be deemed to evidence such Replacement SAR and AuRico shall assume, and shall pay, discharge and perform the liabilities and obligations of Alamos under the Alamos SAR Plan and amended by this Section 2.3(n).

(o)	With respect to each Alamos Option and Alamos SAR exchange in accordance with Sections 2.3(m) or 2.3(n), as applicable:

(i)	the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos Options and Alamos SARs shall be cancelled; and

(ii)	the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Option or Alamos SAR with AuRico for the Replacement Option or Replacement SAR, respectively; and

(iii)	the name of the of such Alamos Option or Alamos SAR immediately prior to such exchange shall be added to the register maintained by or on behalf of AuRico in respect of the Replacement Options or Replacement SARs, respectively.

(p)	The aggregate stated capital in respect of the Alamos Shares shall be reduced to C$1.00 without any repayment of capital in respect thereof.

(q)	AuRico and Alamos shall be amalgamated and continued as one corporation under the OBCA in accordance with the following:

(i)	Name. The name of Amalco shall be “Alamos Gold Inc.”;

(ii)	Registered Office. The registered office of Amalco shall be located at the same registered office as Alamos;

(iii)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(iv)	Share Provisions. Amalco is authorized to issue: (i) an unlimited number of preferred shares issuable in series designated as Preferred Shares; and (ii) an unlimited number of Amalco Shares. The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as set forth in SCHEDULE A hereto;

(v)	Directors.

(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of three and a maximum number of ten directors;

(B)	Initial Directors. The number of directors on the board of directors shall initially be set at ten and the initial directors shall include:

Alan Edwards (Non-Executive Chairman)	John McCluskey
David Fleck	Paul Murphy
David Gower	Scott Perry
Kenneth Stowe

The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in Section 2.3(q)(v)(A) may be determined from time to time by resolution of the board of directors of Amalco. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors of Amalco;

(vi)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title
Alan Edwards	Non-Executive Chairman
John McCluskey	President and Chief Executive Officer
Jamie Porter	Chief Financial Officer
Peter McPhail	Chief Operating Officer
Charles Tarnocai	Vice President Corporate Development
Andrew Cormier	Vice President Construction and Development
Greg Fisher	Vice President Finance
Christine Barwell	Vice President Human Resources

and shall include the following individuals who shall be appointed to equivalent positions to their current positions with AuRico:

Name	Current Title
Chris Bostwick	Senior Vice President Technical Services
Luis Chavez	Senior Vice-President Mexico

Additional officers shall be appointed by the Chief Executive Officer of Amalco.

(vii)	By-laws. The by-laws of Amalco shall be as set forth in Schedule B hereto and all previous by-laws shall be repealed;

(viii)	Effect of Amalgamation. The provisions of subsections 179 (a), (a.1), (b), (c), and (e) of the OBCA shall apply to the amalgamation with the result that without any further act, formality, transfer or other act:

(A)	Alamos and AuRico are amalgamated and continue as one corporation under the terms and conditions contained in this Plan of Arrangement;

(B)	Alamos and AuRico cease to exist as entities separate from Amalco;

(C)	Amalco possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the amalgamating corporations;

(D)	a conviction against, or ruling, order or judgment in favour or against an amalgamating corporation may be enforced by or against Amalco; and

(E)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an amalgamating corporation before the amalgamation has become effective;

(ix)	Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the Certificate issued in respect of such Articles of Arrangement by the Director under the OBCA shall be deemed to be the certificate of amalgamation of Amalco;

(x)	Conversion of AuRico Shares, Alamos Shares, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options, Alamos Warrants, Alamos DSUs, Alamos RSUs, Replacement Options and Replacement SARs. On the amalgamation:

(A)	each AuRico Share (excluding any AuRico Shares held by Dissenting AuRico Shareholders and AuRico Shares held by Alamos) will be converted, without any act or formality on the part of the holder thereof, into one fully paid and non-assessable Amalco Share, and the name of the holder of such AuRico Share will be removed from the register of holders of AuRico Shares and added to the register of holders of Amalco Shares;

(B)	each Alamos Share held by AuRico and each AuRico Share held by Alamos will be cancelled without payment of capital or other consideration in respect thereof;

(C)	each Alamos Warrant shall, without further action by or on behalf of the holder thereof be exchanged for a warrant (“Amalco Warrant”) issued by Amalco that entitle the holder thereof to acquire, upon due exercise, that number of Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to the Alamos Warrant immediately prior to the amalgamation pursuant to Section 2.3(q), provided that the number of Amalco Shares issuable upon due exercise of such Amalco Warrant shall be rounded down to the nearest whole number of Amalco Shares. Such Amalco Warrant shall have an exercise price per Amalco Share equal to the exercise price per Alamos Share immediately prior to the Effective Time divided by the Alamos Exchange Ratio. Except as provided in this Section 2.3(q)(x)(C), the term to expiry, exercise price, conditions to and manner of exercising, vesting schedule and all other terms and conditions of the Amalco Warrant shall be the same as the Alamos Warrant for which it is exchanged, and any document or agreement previously evidencing a Alamos Warrant shall thereafter evidence and be deemed to evidence such Amalco Warrant;

(D)	each Alamos RSU outstanding immediately prior to the Effective Time shall be exchanged for an award (an “Amalco RSU”) granted by Amalco having a value equal to the value of such Alamos RSU immediately prior to the Effective Time, and the value of such Amalco RSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(q)(x)(D), the terms and conditions of such Amalco RSU will be the same as the Alamos RSU for which it is exchanged, and any document or agreement previously evidencing a Alamos RSU shall thereafter evidence and be deemed to evidence such Amalco RSU;

(E)	each Alamos DSU outstanding immediately prior to the Effective Time shall be exchanged for an award (a “Amalco DSU”) granted by Amalco, having a value equal to the value of such Alamos DSU immediately prior to the Effective Time, and the value of such Amalco DSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(q)(x)(E), the terms and conditions of such Amalco DSU will be the same as the Alamos DSU for which it is exchanged, and any document or agreement previously evidencing a Alamos DSU shall thereafter evidence and be deemed to evidence such Amalco DSU.

(F)	each AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option and Replacement SAR outstanding at the Effective Time shall be converted to a similar award (each a “Replacement Amalco Security”) issued by Amalco except that on exercise or redemption, as applicable, thereof Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) will be issued (to the extent such awards are not cash settled in accordance with their terms for cash consideration). Subject to the foregoing provisions and this Plan of Arrangement, the term to expiry, conditions to and manner of redemption or exercise, vesting schedule, and all other terms and conditions of such Replacement Amalco Security shall be the same as the AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, for which it was exchanged and any document or agreement previously evidencing or deemed to previously evidence under this Plan of Arrangement an AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security.

(xi)	Stated Capital. For the purposes of the OBCA, the aggregate stated capital attributable to the Amalco Shares shall be equal to the aggregate stated capital of the AuRico Shares and the Alamos Shares immediately prior to the amalgamation, less the amount of any stated capital attributable to the AuRico Shares or the Alamos Shares that are cancelled on the amalgamation pursuant to Section 2.3(q)(x)(B).

(r)	With respect to each Alamos Warrant exchanged pursuant to Section 2.3(q)(x)(C):

(i)	the holder of such Alamos Warrant immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Warrants, and the Alamos Warrant shall be cancelled;

(ii)	the holder of such Alamos Warrant immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Warrant with Amalco for the Amalco Warrant; and

(iii)	the holder of such Alamos Warrant immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect of the Amalco Warrants as the holder of the Amalco Warrants issued to such holder.

(s)	With respect to each Alamos RSU and Alamos DSU exchange in accordance with Sections 2.3(q)(x)(D), or 2.3(q)(x)(E) as applicable:

(i)	the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos RSU or Alamos DSU, as applicable, shall be cancelled;

(ii)	the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos DSU or Alamos RSU, as applicable, with Amalco for the Amalco DSU or Amalco RSU, respectively; and

(iii)	the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect thereof as the holder of the Amalco RSU or Amalco DSU, as applicable.

(t)	Amalco’s authorized and issued share capital shall be reorganized as follows:

(i)	the articles of Amalco shall be amended to add a class of shares designated as “Class A Common Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)	Voting

Holders of Class A Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Class A Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Class A Common Shares who are entitled to vote separately as a class or series at such meeting.

(B)	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Class A Common Shares with respect to the payment of dividends, holders of Class A Common Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

(C)	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Class A Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Class A Common Shares, be entitled to receive the remaining property and assets of Amalco.

(ii)	each issued and outstanding Amalco Share shall be exchanged with Amalco (free and clear of all Liens) for that number of Class A Shares equal to the Class A Exchange Ratio and a Pro Rata Portion of a New AuRico Share and each such exchanged Amalco Share shall thereupon be cancelled;

(iii)	the articles of Amalco shall be amended to delete the Amalco Shares therefrom, such that following such deletion the authorized capital of Amalco shall consist of an unlimited number of Class A Shares and unlimited number of Preferred Shares;

(iv)	the stated capital account in respect of the Amalco Shares shall be reduced, in respect of the Amalco Shares exchanged pursuant to Section 2.3(t)(ii)), by an amount equal to the stated capital of such Amalco Shares immediately prior to the step in Section 2.3(t), and there shall be added to the stated capital account of the Class A Shares issued pursuant to Section 2.3(t)(ii) the amount by which (A) the amount the stated capital account of the Amalco Shares is reduced pursuant to this Section 2.3(t)(iv) exceeds (B) the fair market value of the New AuRico Shares transferred to former holders of Amalco Shares pursuant to Section 2.3(t)(ii); and

(v)	each Replacement Amalco Security, Amalco DSU, Amalco RSU and Amalco Warrant shall be amended to provide that on due exercise or redemption thereof Class A Shares will be issued (to the extent such securities are not redeemed for cash consideration). Any document or agreement previously evidencing or deemed to previously evidence under this Plan of Arrangement Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant which is as a result of the foregoing exercisable or redeemable, as applicable, for Class A Shares (to the extent such securities are not redeemed in accordance with their terms for cash consideration).

(u)	To the extent any provision of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency.

2.4	Effect of Transfer of New AuRico Property and Assumption of New AuRico Liabilities

Upon transfer, assignment and conveyance of the New AuRico Property by AuRico to New AuRico and the assumption by New AuRico of the New AuRico Liabilities, AuRico will, except as otherwise provided in the New AuRico Contribution Agreement, the Arrangement Agreement or any document or agreement referred to therein, be released from all debts, liabilities, commitments and obligations of any nature or kind whatsoever (whether matured or unmatured, accrued, fixed, contingent or otherwise) in respect of the New AuRico Property and the New AuRico Liabilities.

2.5	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall free and clear of any Liens.

2.6	Fully-Paid Shares

All AuRico Shares, New AuRico Shares, Amalco Shares and Class A Shares issued pursuant to the Plan of Arrangement shall be fully paid and non-assessable and AuRico, New AuRico or Amalco, as applicable, shall be deemed to have received the full consideration therefor and if such consideration shall not be money, any such non-cash consideration shall have a value that is not less in value than the fair equivalent of the money that AuRico, New AuRico or Amalco, as applicable, would have received had the applicable shares been issued for money.

2.7	Adjustments To Alamos Exchange Ratio

The Alamos Exchange Ratio and the Class A Exchange Ratio shall be adjusted in the circumstances and in the manner described in Section 4.8 of the Arrangement Agreement.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent for AuRico Shareholders

Holders of AuRico Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the AuRico Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by AuRico not later than 5:00 p.m. (Eastern time) on the business day immediately preceding the AuRico Arrangement Meeting. Holders of AuRico Shares who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their AuRico Shares shall be entitled to be paid by AuRico such fair value and will not be entitled to any other payment or consideration, including any Amalco Shares, Class A Shares, or New AuRico Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of AuRico Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their AuRico Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of AuRico Shares, but in no case shall AuRico, Amalco or any other Person be required to recognize such holders as holders of AuRico Shares after the Effective Time, and the names of such holders of AuRico Shares shall be deleted from the registers of holders of AuRico Shares at the Effective Time.

3.2	Rights of Dissent for Alamos Shareholders

Holders of Alamos Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA and this Section 3.2 in connection with the Continuance. Holders of Alamos Shares who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Alamos Shares shall be entitled to be paid by Alamos such fair value and will not be entitled to any other payment or consideration, including any AuRico Shares, Amalco Shares, Class A Shares or New AuRico Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of Alamos Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Alamos Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alamos Shares, but in no case shall Alamos, Amalco or any other Person be required to recognize such holders as holders of Alamos Shares after the Effective Time, and the names of such holders of Alamos Shares shall be deleted from the registers of holders of Alamos Shares at the Effective Time.

ARTICLE 4

CERTIFICATES AND FRACTIONAL SHARES

4.1	Issuance of Certificates Representing Class A Common Shares

Upon surrender to the Depository for cancellation of a certificate which immediately prior to the Effective Time represented (a) one or more Alamos Shares that were ultimately converted under the Plan of Arrangement into one or more Class A Shares and/or (b) one or more AuRico Shares that were ultimately converted one or more Class

A Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of AuRico or Alamos, as applicable, and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder, (i) a certificate representing that number (rounded down to the nearest whole number) of Class A Shares into which such holder’s AuRico Shares or Alamos Shares, as the case may be, were ultimately converted (together with any dividends or distributions with respect thereto pursuant to Section 4.2 and any cash in lieu of fractional Amalco Shares pursuant to Section 4.3), (ii) a certificate representing that number (rounded down to the nearest whole number) of New AuRico Shares to which such holder is entitled under the Arrangement and this Plan of Arrangement, and (iii) in the case of a holder of Alamos Shares, a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive under the Arrangement and this Plan of Arrangement from Amalco for such Alamos Shares, less any amounts withheld pursuant to Section 4.6, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of AuRico Shares or Alamos Shares that is not registered in the transfer records of AuRico or Alamos, as applicable, a certificate representing the proper number of Class A Shares and New AuRico Shares may be issued to the transferee if the certificate representing such AuRico Shares or Alamos Shares, as applicable, is presented to the Depository, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented AuRico Shares or Alamos Shares that were converted pursuant to this Plan of Arrangement shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Class A Shares and New AuRico Shares as contemplated by this Section 4.1, (ii) a cash payment in lieu of any fractional shares as contemplated by Section 4.3, (iii) with respect to any certificate representing one or more Alamos Shares, the cash payment contemplated by this Section 4.1, and (iv) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Amalco Shares as contemplated by Section 4.2.

4.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares, Class A Shares or New AuRico Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding AuRico Shares or Alamos Shares, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 4.3, unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates representing whole AuRico Shares or Alamos Shares, without interest, (i) the amount of any cash payable in lieu of a fractional share to which such holder is entitled pursuant to Section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Amalco Share, Class A Share or New AuRico Share and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Amalco Share, Class A Share or New AuRico Share as the case may be.

4.3	No Fractional Shares

No certificates or scrip representing fractional Class A Shares or New AuRico Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Amalco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Amalco. The number of Class A Shares or New AuRico Shares to be issued to any person pursuant to this Plan of Arrangement shall be rounded down to the nearest whole Class A Share or New AuRico Share, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Class A Shares or New AuRico Shares, as applicable, to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Class A Shares or New AuRico Shares, as applicable, to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Class A Shares or New AuRico Shares, as applicable, registered in the name of or beneficially held by an Amalco Shareholder or New AuRico Shareholder, as applicable, or its nominee shall be aggregated.

4.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding AuRico Shares or Alamos Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Class A Shares and/or New AuRico Shares, as applicable (and any dividends or distributions with respect thereto pursuant to Section 4.2 and any cash pursuant to Section 4.3) to which the holder thereof is entitled to under the Arrangement and this Plan of Arrangement deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Class A Shares and/or New AuRico Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and New AuRico, and its transfer agents in such sum as Amalco and New AuRico may direct or otherwise indemnify Amalco and New AuRico in a manner satisfactory to Amalco against any claim that may be made against Amalco and New AuRico with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding AuRico Shares or Alamos Shares and not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Class A Shares and New AuRico Shares (or cash in lieu of fractional interests therein) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco or New AuRico, as applicable, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

4.6	Withholding Rights

AuRico, Alamos, Amalco and the Depository shall be entitled to deduct and withhold from any dividend or amount otherwise payable to any holder of AuRico Shares, Alamos Shares, Alamos Warrants, Alamos DSUs, Alamos SARs, Alamos Options, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options such amounts as Amalco or the Depository are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Amalco and the Depository are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to the holder as is necessary to provide sufficient funds to Amalco or the Depository, as the case may be, to enable it to comply with such deduction or withholding requirement and Amalco or the Depository shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, AuRico, Alamos and Amalco, as applicable, shall not withhold shares where the holder of the award has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of AuRico, Alamos, and Amalco, as applicable.

4.7	Calculations

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.01%), as applicable. For greater certainty if pursuant to Section 2.3(j) a registered holder will receive in the aggregate less than $0.01 in respect of all the Alamos Shares registered in such holders name, the cash consideration to be received by such holder will be rounded up to $0.01. All calculation and determinations by AuRico, Alamos, Amalco, New AuRico or the Depository, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

4.8	Tax Elections

An Eligible Holder whose Alamos Shares are exchanged for AuRico Shares and cash pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act ( and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Amalco, within 90 days after the Effective Date, duly completed with the details of the number of Alamos Shares.

Amalco shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and file them with the CRA (or the applicable provincial tax authority). Neither Alamos, New AuRico, AuRico or Amalco nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and file duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete such joint election forms in the form an d manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Amalco or any successor corporation may choose to sign and file a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

Upon receipt of the Letter of Transmittal and Election Form in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Amalco will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	AuRico and Alamos may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by AuRico and Alamos in writing, (iii) filed with the Court and, if made following the AuRico Arrangement Meeting or Alamos Meeting, approved by the Court and (iv) communicated to Alamos Shareholders and AuRico Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by AuRico or Alamos at any time prior to the AuRico Arrangement Meeting or Alamos Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the AuRico Arrangement Meeting or Alamos Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the AuRico Arrangement Meeting or Alamos Meeting shall be effective only if (i) it is consented to in writing by each of AuRico and Alamos (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by AuRico Shareholders or Alamos Shareholders, as applicable, voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of New AuRico, New AuRico Shareholders or any former holder of Alamos Shares, Alamos Warrants, Alamos Options, Alamos DSUs, Alamos SARs, AuRico Shares, AuRico DSUs, AuRico PSUs, AuRico RSUs or AuRico Options.

(e)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Alamos and AuRico shall be entitled at any time prior to or following the AuRico Meeting or the Alamos Meeting, to modify this Plan of Arrangement with respect to the Sections 1.1, 2.2, 2.3(a) to 2.3(e)(ix), 2.3(q)(v) and 2.3(q)(vi), provided such modifications are not materially adverse to the financial or economic interests of Alamos Shareholders, AuRico Shareholders or holders of Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs or AuRico Options entitled to receive the consideration under Section 2.3.

(f)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

6.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options;

(b)	the rights and obligations of the holders of Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any away relating to Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options shall be deemed to have been settled, compromised, released and determined without any liability except as set forth herein.

SCHEDULE A TO PLAN OF ARRANGEMENT

SHARE TERMS

1.	AMALCO SHARES

The rights, privileges, restrictions and conditions attaching to the common shares of Amalco (the “Amalco Shares”) are as follows:

1.1	Voting

Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting.

1.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Shares with respect to the payment of dividends, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

1.3	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco.

2.	PREFERRED SHARES

The Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1	Directors’ Right to Issue in One or More Series

The Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Business Corporations Act (Ontario) (the “Act”)) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

2.2	Ranking of the Preferred Shares

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Amalco Shares of Amalco and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Preferred Shares, the Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class over the Amalco Shares of Amalco and over any other shares ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares.

2.3	Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Preferred Shares that such series is entitled to vote, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

2.4	Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares given as hereinafter specified.

2.5	Approval of Holders of the Preferred Shares

The approval of the holders of the Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Preferred Shares, each holder of Preferred Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Preferred Share held.

SCHEDULE B TO PLAN OF ARRANGEMENT

BY-LAW NUMBER 1

A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF

ALAMOS GOLD INC.

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this by-law:

“Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means Alamos Gold Inc., a corporation existing under the Act;

“director” means a director of the Corporation;

“officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

“person” means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

“proxyholder” means an individual holding a valid proxy for a shareholder;

“resident Canadian” has the meaning ascribed to that phrase in the Act;

“shareholder” means a shareholder of the Corporation;

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

“voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

1.2	Number, Gender and Headings

In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3	By-Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4	Computation of Time

The computation of time and any period of days shall be determined IN accordance with the Act.

ARTICLE 2

DIRECTORS

2.1	Notice of Meeting

Any director or the president may call a meeting of the board by giving notice stating the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or by telephonic or electronic means shall be sent no less than 48 hours before the time of the meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except as the Act may specifically require.

2.2	Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.3	Place of Meeting

A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.4	No Notice to Newly Appointed Director

An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

2.5	Quorum for Board Meetings

A majority of the directors constitute a quorum at a meeting of the board.

2.6	Chairman of Board Meetings

The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chairman of the board, the managing director or the president who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting.

2.7	Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall have a second or casting vote. Notwithstanding the foregoing, until the second anniversary of the Effective Date (as defined in the Plan of Arrangement attached to the articles of the Corporation), the removal of, or failure to reappoint, Mr. John McCluskey as president and chief executive officer of the Corporation and any modification or amendment to any employment or similar agreement with Mr. John McCluskey in effect at the Effective Date shall require the affirmative vote of not less than two-thirds of the disinterested directors. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.7 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

2.8	Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation. The directors hereby delegate to the president and chief executive officer of the Corporation the power to appoint or remove the officers of the Corporation, other than the chief executive officer, the chief financial officer, the chief operating officer, the chair or the president, if any, of the Corporation. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.8 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

ARTICLE 3

MEETINGS OF SHAREHOLDERS

3.1	Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

3.2	Quorum at Meetings of Shareholders

If the Corporation has only 1 shareholder entitled to vote at a meeting of shareholders, that shareholder constitutes a quorum. Otherwise, any 2 voting persons present shall constitute a quorum, but only to appoint a chairman and adjourn the meeting. For all other purposes, a quorum consists of at least 2 voting persons present and authorized to vote at that meeting.

3.3	Chairman’s Vote

The chairman of any meeting of shareholders shall not have a second or casting vote.

3.4	Voting

Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.

3.5	Scrutineers

The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.6	Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the chairman, the managing director and the President, as well as others permitted by the chairman of the meeting.

3.7	Meeting by Telephonic or Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

ARTICLE 4

SECURITY CERTIFICATES, PAYMENTS

4.1	Certificates

(a)	Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

(b)	Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

4.2	Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

4.3	Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4	Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5	Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 5

SIGNATORIES, INFORMATION

5.1	Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2	Facsimile or Electronic Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3	Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

5.4	Financial Year End

The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

ARTICLE 6

PROTECTION AND INDEMNITY

6.1	Transactions with the Corporation

No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain from voting in respect of any such contract, transaction or arrangement.

6.2	Limitation of Liability

Subject to the Act, no director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or act for conformity;

(c)	any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

(d)	the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.3	Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.4	Indemnity of Directors and Officers

As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this section) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity if:

(a)	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or as the case may be, to the interests of the other entity; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

“Indemnified Person” means

(c)	each director and former director of the Corporation;

(d)	each officer and former officer of the Corporation;

(e)	each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and

(f)	the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c).

6.5	Advances by the Corporation

The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified person does not fulfil the duties of Subsections 6.4(a) and (b).

6.6	Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.

6.7	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Subsection 6.4 as the board may determine.

ARTICLE 7

NOTICES

7.1	Procedure for Sending Notices

Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by telephonic or electronic means or on the fifth day after it was mailed.

7.2	Notices to Successors in Title

Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation’s share register.

7.3	Notice to Joint Shareholders

Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such address if there is more than one.

7.4	Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature.

7.5	Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a)	by accident, notice was not sent to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of that notice.

7.6	Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

ARTICLE 8

REPEAL OF FORMER BY-LAWS

8.1	Former By-Laws May be Repealed

Subject to Section 2.7 and Section 2.8, the board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2	Repeal of By-Laws

All previous by-laws of the Corporation are repealed.

8.3	Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

BY-LAW NO. 2

A by-law relating to

the nomination of persons for

election to the board of directors of:

ALAMOS GOLD INC.

(the “Corporation”)

Nomination of Directors

1.	Nomination Procedures. Except as otherwise provided by applicable law, the articles of the Corporation (the “Articles”) or the by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”) or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in Section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (ii) who complies with the notice procedures set forth below in this By-law No. 2.

2.	Nominations for Election. The procedures set out in this By-law No. 2 will be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.	Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this By-law No. 2.

4.	Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)	in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the Nominee;

(ii)	the Nominee’s status as a “resident Canadian” (as such term is defined in the Act);

(iii)	the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice;

(iv)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed, or which are owned beneficially or of record, by the Nominee or his or her associates or affiliates as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice and the date or dates on which such securities were acquired;

(v)	full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and beneficial owner, if any, and their respective Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand;

(vi)	any other information relating to the Nominee that would be required to be disclosed in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

(vii)	a duly completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading;

(b)	as to the Nominating Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

(i)	the name and address of such Nominating Shareholder, as they appear on the Corporation’s securities register, and of such beneficial owner, if any, and of their respective Representatives;

(ii)	the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or which are owned beneficially or of record by such Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives and the date or dates on which such securities were acquired; and

(iii)	any other information that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

6.	Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting, or any adjournment or postponement thereof.

7.	Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law No. 2; provided, however, that nothing in this By-law No. 2 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

8.	Disclosure of Nominee Information. The Corporation shall make all information requested and received from the Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation.

9.

Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and will be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Eastern Time) on a day which is a

Business Day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

10.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law No. 2.

11.	Definitions. For purposes of this By-law No. 2:

(a)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

(c)	“person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

(d)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(e)	“Representative” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert.

The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.

SCHEDULE B

Description of Alamos Subsidiaries1

•	0975828 B.C. LTD.

•	Alamos Eurasia Madencilik A.Ş

•	Doğu Biga Madencilik Sanayi Ticaret A.Ş

•	Esperanza Exploration (BVI) Inc.

•	Esperanza Resources (Cayman) Inc.

•	Esperanza Resources S.A. de C.V.

•	Esperanza Services Inc.

•	Esperanza Silver de Mexico S.A. de C.V.

•	Esperanza Silver Peru SAC

•	Kuzey Biga Madencilik Sanayi Ticaret A.Ş

•	Minas de Oro Nacional S.A. de C.V.

•	Operason S.A. de C.V.

•	Orsa Ventures Corp.

•	Quartz Mountain Gold Ltd.

•	Servicios Mineros Tetlama S.A. de C.V.

•	Sonora Gerencial, S.A. de C.V.

[1]	Does not include non-operating Subsidiaries with no material assets or liabilities.

B-1

Schedule C

Description of AuRico Subsidiaries2

[2]	Does not include non-operating Subsidiaries with no material assets or liabilities.

C-1

Description of AuRico Subsidiaries

AuRico Gold Chihuahua, S.A. de C.V., SOFOM E.N.R.

AuRico Gold Holdings Inc.

AuRico Gold Nova Scotia Ltd.

AuRico Gold (USA), Inc.

Caborca Industrial, S.A. de C.V. (wholly owned by the AuRico CEO and COO)

Capital Gold Corporation

G.S. Limited

Leadville Mining & Milling Holding Corporation

Minera Santa Rita, S. de R.L. de C.V.

Nayarit Gold de Mexico, S.A. de C.V. (50% ownership interest)

Nayarit Gold Inc.

Northgate Exploration BVI

Northgate Exploration Limited

Oro de Altar, S.A. de C.V.

R.S.G.M.

Schedule D

Form of Alamos Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Alamos Gold Inc. (the “Company”), as more particularly described and set forth in the joint management circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2. The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of April 12, 2015 between AuRico Gold Inc. and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3. The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6. Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

D-1

SCHEDULE E

FORM OF ALAMOS CONTINUANCE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The Corporation is authorized to make an application to the Director under the Business Corporations Act (Ontario) (“OBCA”) for a certificate of continuance, continuing the Corporation under the name “Alamos Gold Inc.” as if it had been incorporated under the laws of Ontario in accordance with section 180 of the OBCA.

2.	The Corporation is authorized to make an application to the British Columbia Registrar of Companies in accordance with section 308 of the BCBCA for approval to continue the Corporation under the OBCA.

3.	Subject to obtaining the approval specified above, the Corporation is authorized to file with the regulatory authorities of Ontario Articles of Continuance in the form attached as Schedule “A” and all other requisite documentation in order to continue the Corporation as if it had been incorporated under the OBCA.

4.	Any one director or officer of the Corporation be and is hereby authorized and directed to do, sign and execute the Articles of Continuance and to do all things and execute all such documents as are necessary or desirable to effect the foregoing.

5.	The directors of the Corporation are authorized, in their discretion, by resolution, to abandon the application for continuance of the Corporation under the OBCA without further approval, ratification or confirmation of the Shareholders.

6.	This resolution may be executed by way of facsimile, electronic mail or other electronic transmission.

E-1

SCHEDULE F

FORM OF AURICO ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving AuRico Gold Inc. (the “Company”), as more particularly described and set forth in the joint management circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of April 12, 2015 between the Company and Alamos Gold Inc. (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6.	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

F-1

Schedule G

AuRico Permitted Encumbrances

AuRico Senior Secured Notes

AuRico Credit Facility

Joint Venture Agreement with Carlisle Gold Fields Limited

G-1

Schedule H

Alamos Permitted Encumbrances

Any Encumbrances arising under or in respect of any property of Alamos or any Alamos Subsidiary subject to a royalty agreement.

Any Encumbrances arising under the AuRico Credit Facility or AuRico Senior Secured Notes that will apply to the assets, property or undertakings of Alamos or the Alamos Subsidiaries in connection with the Arrangement.

CBSC Capital Inc. Financing Statement

•	Secured Party: CBSC Capital Inc.

•	Debtor: Alamos Gold Inc.

•	File No.: 687305907

•	Reg. No.: 20130529 1944 1531 7474

•	Date of Maturity: No fixed maturity date

•	Collateral Classification: Equipment, Accounts, Other

•	General Collateral Description: All personal property of the debtor financed by the secured party, wherever situated, consisting of three (3) Canon copier, together will all parts and accessories relating thereo, all attachments, accessories and accessions thereto or thereon, all replacements, substitutions, additions and improvements of all or any part of the foregoing and all proceeds of any form derived therefrom, being all of the debtor’s present and after acquired personal property which is derived, directly or indirectly, from any dealing or disposition of the above-described collateral, including without limitation all insurance and other payments payable as indemnity or compensation for loss or damage thereto, accounts, rents or other payments arising from the lease of the above-described collateral, goods, chattel paper, investment property, documents of title, instruments, money, cheques, deposits, securities and intangibles.

H-1

Schedule I

NEW AURICO PROPERTY

Infrastructure that is part of the Kemess Project but located outside the claim boundaries.

Concentrate loadout facility in McKenzie, including the contract with Thomson Creek Metals for their use of same.

230kv Powerline from McKenzie Substation to Kemess.

I-1

Schedule J

Y-D ROYALTY

J-1

SCHEDULE K

LOCK-UP AGREEMENTS, AURICO LOCKED-UP SHAREHOLDERS,

ALAMOS LOCKED-UP SHAREHOLDERS

K-1

VOTING AND SUPPORT AGREEMENT

April 12, 2015

Dear Alamos Gold Inc.:

Re: Merger of Equals between Alamos Gold Inc. and AuRico Gold Inc. pursuant to a plan of arrangement

Alamos Gold Inc. (“Alamos”) and AuRico Gold Inc. (“AuRico” and together with Alamos, the “Parties” and, each individually, a “Party”) are entering into an arrangement agreement on the date hereof, as amended from time to time, (the “Arrangement Agreement”) providing for, among other things, the merger of Alamos and AuRico by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (“OBCA”). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Alamos, Alamos agrees as follows:

1.	OWNERSHIP OF SHARES

AuRico understands that Alamos is, or will be after the closing of the Private Placement (as such term is defined the Arrangement Agreement), the beneficial owner, directly or indirectly, of, or has or will have direction or control over the number of common shares (the “Shares”) of AuRico, if any, set forth in Alamos’ acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	THE ARRANGEMENT

The Parties expect to undertake a transaction on the terms and conditions set out in the Arrangement Agreement (the “Proposed Transaction”) pursuant to which, among other things, Alamos and AuRico shall merge by way of a plan of arrangement under Section 182 of the OBCA.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF ALAMOS

Alamos covenants and agrees that, until the earlier of: (i) the closing of the Proposed Transaction and (ii) the date this Agreement is terminated in accordance with its terms, Alamos shall:

(a)	attend (either in person or by proxy) any AuRico Arrangement Meeting (including any adjournments and postponements thereof), and at the AuRico Arrangement Meeting, vote or cause to be voted all of: (i) the Shares; and (ii) any Shares acquired by or issued to the Securityholder on or following the date hereof, that are beneficially owned by, or over which control or direction is exercised by, Alamos and which are entitled to be voted at the AuRico Arrangement Meeting (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of AuRico any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)	any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of AuRico or similar transaction involving AuRico or the common shares of AuRico other than the Proposed Transaction and any transaction related thereto;

(ii)	the issuance of any securities of AuRico other than the Proposed Transaction and any transaction related thereto;

(iii)	any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Proposed Transaction including, without limitation, any AuRico Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of AuRico in the Arrangement Agreement;

(c)	upon the request or direction of AuRico, execute a proxy in respect of any resolution referred to in Section 3(b), and have all of its Subject Securities counted or not counted (as directed by AuRico) as part of a quorum in connection with any meeting of securityholders of AuRico relating to matters set forth in Section 3(b);

(d)	for greater certainty, in connection with any matter referred to in Section 3(b), consult with AuRico prior to exercising any voting rights attached to its Subject Securities and exercise or procure the exercise of such voting rights as AuRico shall instruct, including the delivery to AuRico, upon its request or direction, of a proxy in respect of any such resolution;

(e)	not, without the prior written consent of AuRico, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Subject Securities or any interest therein (other than as contemplated herein);

(f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(g)

not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Proposed Transaction;

(h)	not, subject to Section 7, except as may be expressly permitted by the Arrangement Agreement or by AuRico in writing, directly or indirectly:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(ii)	enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to AuRico or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of AuRico or any of its subsidiaries or otherwise cooperate in any way with, any AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of AuRico for the purpose of considering any resolution; or

(iv)	solicit or arrange or provide assistance to any other person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico or act in concert or jointly with any other person for the purpose of acquiring any common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico for the purpose of influencing the voting of common shares of AuRico or affecting the control of AuRico, other than, in the case of proxy solicitation, in support of the Proposed Transaction;

(i)	promptly notify AuRico upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement.

4.	DEPOSIT OF PROXY

Alamos hereby covenants and agrees in favour of AuRico that (i) no later than 10 days prior to the date of the AuRico Arrangement Meeting, Alamos shall duly complete and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities to be validly delivered to AuRico (or as otherwise directed on such forms) to cause the Subject Securities to be voted in favour of the Proposed Transaction, and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from AuRico has been obtained or this Agreement is terminated pursuant to Section 8.1.

5.	REPRESENTATIONS AND WARRANTIES OF ALAMOS

Alamos hereby represents and warrants to AuRico as follows and acknowledges that AuRico is relying on such representations and warranties in connection with entering into this Agreement and the Proposed Transaction:

(a)	Alamos is the sole beneficial owner of the Shares with valid and marketable title thereto, and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares from Alamos or any interest therein or right thereto, except pursuant to the Proposed Transaction;

(b)	(i) the only securities of AuRico beneficially owned, directly or indirectly, or over which control or direction is exercised by Alamos are those listed on the Acceptance, and (ii) except as contemplated in the Arrangement Agreement, Alamos has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of AuRico or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by Alamos or transfer to Alamos of additional securities of AuRico or any interest therein;

(c)	Alamos has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares hereafter acquired by it;

(d)	Alamos has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it; and

(e)	this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against Alamos in accordance with its terms, and the performance by Alamos of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Alamos will be a party and by which Alamos will be bound at the time of such consummation.

6.	REPRESENTATIONS AND WARRANTIES OF AURICO

AuRico hereby represents and warrants to Alamos that the execution and delivery of this Agreement by AuRico and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of AuRico and is a valid and binding agreement, enforceable against AuRico in accordance with its terms, and the performance by AuRico of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which AuRico will be a party and by which AuRico will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws, and acknowledges that Alamos is relying on such representations and warranties in connection with entering into this Agreement.

7.	ARRANGEMENT AGREEMENT

7.1	AuRico hereby acknowledges and agrees that Alamos is entering into this Agreement only in its capacity as the beneficial owner of its Shares and that nothing in this Agreement shall in any way restrict, limit, or prohibit Alamos from exercising any of its rights, or taking any action to comply with its obligations, under the Arrangement Agreement and any such action by Alamos shall not constitute a violation of this Agreement.

8.	TERMINATION

8.1	The obligations of Alamos and AuRico under this Agreement shall automatically terminate at the closing of the Proposed Transaction. The obligations of Alamos and AuRico under this Agreement:

(a)	may also be terminated at any time by mutual consent in writing of Alamos and AuRico; or

(b)	unless extended by mutual agreement of the Parties, shall also be terminated automatically upon the Arrangement Agreement being terminated in accordance with its terms.

8.2	If this Agreement is terminated as provided in Section 8.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 10, 15, 17, and 18 will survive any termination hereof pursuant to Section 8.1, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

9.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

10.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

11.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

12.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

14.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

15.	APPLICABLE LAW

(a)	This Agreement is to be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(b)	The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

16.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of Alamos:

Alamos Gold Inc.

130 Adelaide Street West

Suite 2200

Toronto, Ontario

M5H 3P5

Attention: Jamie Porter

Facsimile: 416-368-2934

Email: jporter@alamos.com

(b)	in the case of AuRico:

AuRico Gold Inc.

110 Yonge Street

Suite 1601

Toronto, Ontario

M5C 1T4

Attention:	Anne Day
Facsimile:	647-260-8881
Email:	info@auricogold.com

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 16. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

17.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

18.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

19.	FURTHER ASSURANCES

Each of Alamos and AuRico will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

20.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the AuRico Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of AuRico.

21.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank]

AURICO GOLD INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 12th day of April, 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below, or will beneficially own, directly or indirectly, or have control or direction over such Shares after the closing of the Private Placement (as such term is defined the Arrangement Agreement):

Shares

ALAMOS GOLD INC.

By:
Name:
Title:

VOTING AND SUPPORT AGREEMENT

April     , 2015

Dear Securityholder:

Re: Merger of Equals between Alamos Gold Inc. and AuRico Gold Inc. pursuant to a plan of arrangement

Alamos Gold Inc. (“Alamos”), and AuRico Gold Inc. (“AuRico”) are entering into an arrangement agreement on the date hereof, as amended from time to time, (the “Arrangement Agreement”) providing for, among other things, the merger of Alamos and AuRico by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (“OBCA”). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the “Securityholder” and, together with Alamos, the “Parties” and, each individually, a “Party”), the Securityholder agrees as follows:

1.	OWNERSHIP OF SHARES, OPTIONS, PSUs, RSUs AND DSUs

Alamos understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over, (i) the number of common shares (the “Shares”) of AuRico, if any, (ii) the number of options exercisable for common shares of AuRico (the “Options”), if any, (iii) the number of performance share units which may be settled for common shares of AuRico (“PSUs”), if any, (iv) the number of restricted share units which may be settled for common shares of AuRico (“RSUs”), if any, and (v) the number of deferred share units which may be settled for common shares of AuRico (“DSUs”), if any, set forth in the Securityholders’ acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	THE ARRANGEMENT

AuRico and Alamos expect to undertake a transaction on the terms and conditions set out in the Arrangement Agreement (the “Proposed Transaction”) pursuant to which, among other things, Alamos and AuRico shall merge by way of a plan of arrangement under Section 182 of the OBCA.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Proposed Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any AuRico Arrangement Meeting (including any adjournments and postponements thereof), and at the AuRico Arrangement Meeting, vote or cause to be voted all of: (i) the Shares; (ii) any Shares acquired by or issued to the Securityholder on or following the date hereof (including any common shares of AuRico issued upon the exercise, Options,

PSUs, RSUs or DSUs); (iii) the Options, PSUs, RSUs or DSUs; and (iv) any Options, PSUs, RSUs or DSUs acquired by or issued to the Securityholder on or following the date hereof, that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the AuRico Arrangement Meeting (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of AuRico any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)	any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of AuRico or similar transaction involving AuRico or the common shares of AuRico other than the Proposed Transaction and any transaction related thereto;

(ii)	the issuance of any securities of AuRico (other than pursuant to the exercise of Options or the settlement of PSUs, RSUs or DSUs) other than the Proposed Transaction and any transaction related thereto;

(iii)	any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Proposed Transaction including, without limitation, any AuRico Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of AuRico in the Arrangement Agreement;

(c)	upon the request or direction of Alamos, execute a proxy in respect of any resolution referred to in Section 3(b), and have all of its Subject Securities counted or not counted (as directed by Alamos) as part of a quorum in connection with any meeting of securityholders of AuRico relating to matters set forth in Section 3(b);

(d)	for greater certainty, in connection with any matter referred to in Section 3(b), consult with Alamos prior to exercising any voting rights attached to its Subject Securities and exercise or procure the exercise of such voting rights as Alamos shall instruct, including the delivery to Alamos, upon its request or direction, of a proxy in respect of any such resolution;

(e)	not, without the prior written consent of Alamos, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Subject Securities or any interest therein (other than as contemplated herein), provided, however, that nothing contained herein shall prohibit the Securityholder from exercising any Options or settling any PSUs, RSUs or DSUs for cash and/or common shares of AuRico, as applicable (it being understood that such Securities will be voted in accordance with Section 3(a));

2

(f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(g)	not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Proposed Transaction;

(h)	not, subject to Section 7, except as may be expressly permitted by the Arrangement Agreement or by Alamos in writing, directly or indirectly:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal or potential Acquisition Proposal;

(ii)	enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to AuRico or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of AuRico or any of its subsidiaries or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of AuRico for the purpose of considering any resolution; or

(iv)	solicit or arrange or provide assistance to any other person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico or act in concert or jointly with any other person for the purpose of acquiring any common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico for the purpose of influencing the voting of common shares of AuRico or affecting the control of AuRico, other than, in the case of proxy solicitation, in support of the Proposed Transaction;

(i)	promptly notify Alamos upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement.

3

The Securityholder acknowledges and agrees that any Options, PSUs, RSUs and DSUs held by him or her, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he or she shall take all steps required of him or her to give effect to such treatment.

4.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Alamos that (i) no later than 10 days prior to the date of the Aurico Arrangement Meeting, the Securityholder shall duly complete and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities to be validly delivered to AuRico (or as otherwise directed on such forms) to cause the Subject Securities to be voted in favour of the Proposed Transaction, and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Alamos has been obtained or this Agreement is terminated pursuant to Section 8.1.

5.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Alamos as follows and acknowledges that Alamos is relying on such representations and warranties in connection with entering into this Agreement and the Proposed Transaction:

(a)	the Securityholder is the sole beneficial owner of the Shares, Options, PSUs, RSUs and DSUs, with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares, Options, PSUs, RSUs and DSUs, from the Securityholder or any interest therein or right thereto, except pursuant to the Proposed Transaction;

(b)	(i) the only securities of AuRico beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of AuRico or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of AuRico or any interest therein;

(c)	the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares, Options, PSUs, RSUs and DSUs (subject to the express terms of the AuRico 2013 LTIP and of any document evidencing the Award (as defined in the AuRico 2013 LTIP)) now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares, Options, PSUs, RSUs and DSUs (subject to the express terms of the AuRico 2013 LTIP and of any document evidencing the Award (as defined in the AuRico 2013 LTIP)) hereafter acquired by it;

4

(d)	the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)	this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation; and

(f)	the Securityholder has received the substantially final draft of the Arrangement Agreement dated April , 2015, and has read and fully understands such draft of the Arrangement Agreement and the transactions contemplated thereby. The Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

6.	REPRESENTATIONS AND WARRANTIES OF ALAMOS

Alamos hereby represents and warrants to the Securityholder that the execution and delivery of this Agreement by Alamos and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Alamos and is a valid and binding agreement, enforceable against Alamos in accordance with its terms, and the performance by Alamos of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Alamos will be a party and by which Alamos will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws, and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement.

7.	SECURITYHOLDER CAPACITY

Alamos hereby acknowledges that the Securityholder is entering into this Agreement only in its capacity as the beneficial owner of its respective Shares, Options, PSUs, RSUs and DSUs and that nothing in this Agreement shall in any way restrict, limit or prohibit the Securityholder from taking any action in his or her capacity as director or officer of AuRico that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of AuRico under applicable law or that is permitted by the Arrangement Agreement and any such action by the Securityholder shall not constitute a violation of this Agreement.

8.	TERMINATION

8.1	The obligations of the Securityholder and Alamos under this Agreement shall automatically terminate at the closing of the Proposed Transaction. The obligations of the Securityholder and Alamos under this Agreement:

5

(a)	may also be terminated at any time by mutual consent in writing of Alamos and the Securityholder; or

(b)	unless extended by mutual agreement of the Parties, shall also be terminated automatically upon the Arrangement Agreement being terminated in accordance with its terms.

8.2	If this Agreement is terminated as provided in Section 8.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 10, 15, 17, and 18 will survive any termination hereof pursuant to Section 8.1, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

9.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

10.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

11.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

12.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

14.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

6

15.	APPLICABLE LAW

(a)	This Agreement is to be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(b)	The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

16.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Alamos:

Alamos Gold Inc.

130 Adelaide Street West

Suite 2200

Toronto, Ontario

M5H 3P5

Attention: Jamie Porter

Facsimile: 416-368-2934

Email: jporter@alamos.com

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 16. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

17.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

7

18.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

19.	FURTHER ASSURANCES

Each of the Securityholder and Alamos will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

20.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the AuRico Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of AuRico.

21.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank]

8

ALAMOS GOLD INC.

By:
Name:
Title:

[Signature Page to Alamos Voting and Support Agreement]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the      day of             , 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

                                          Shares

                                          Options

                                          PSUs

                                          RSUs

                                          DSUs

Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

Facsimile:

Email:

VOTING AND SUPPORT AGREEMENT

April 12, 2015

Dear Securityholder:

Re: Merger of Equals between Alamos Gold Inc. and AuRico Gold Inc. pursuant to a plan of arrangement

Alamos Gold Inc. (“Alamos”), and AuRico Gold Inc. (“AuRico”) are entering into an arrangement agreement on the date hereof, as amended from time to time, (the “Arrangement Agreement”) providing for, among other things, the merger of Alamos and AuRico by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (“OBCA”). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the “Securityholder” and, together with Alamos, the “Parties” and, each individually, a “Party”), the Securityholder agrees as follows:

1.	OWNERSHIP OF SHARES, OPTIONS, PSUs, RSUs AND DSUs

Alamos understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over, (i) the number of common shares (the “Shares”) of AuRico, if any, (ii) the number of options exercisable for common shares of AuRico (the “Options”), if any, (iii) the number of performance share units which may be settled for common shares of AuRico (“PSUs”), if any, (iv) the number of restricted share units which may be settled for common shares of AuRico (“RSUs”), if any, and (v) the number of deferred share units which may be settled for common shares of AuRico (“DSUs”), if any, set forth in the Securityholders’ acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	THE ARRANGEMENT

AuRico and Alamos expect to undertake a transaction on the terms and conditions set out in the Arrangement Agreement (the “Proposed Transaction”) pursuant to which, among other things, Alamos and AuRico shall merge by way of a plan of arrangement under Section 182 of the OBCA.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Proposed Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any AuRico Arrangement Meeting (including any adjournments and postponements thereof), and at the AuRico Arrangement Meeting, vote or cause to be voted all of: (i) the Shares; (ii) any Shares acquired by or issued to the Securityholder on or following the date hereof (including any common shares of AuRico issued upon the exercise, Options,

PSUs, RSUs or DSUs); (iii) the Options, PSUs, RSUs or DSUs; and (iv) any Options, PSUs, RSUs or DSUs acquired by or issued to the Securityholder on or following the date hereof, that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the AuRico Arrangement Meeting (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of AuRico any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)	any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of AuRico or similar transaction involving AuRico or the common shares of AuRico other than the Proposed Transaction and any transaction related thereto;

(ii)	the issuance of any securities of AuRico (other than pursuant to the exercise of Options or the settlement of PSUs, RSUs or DSUs) other than the Proposed Transaction and any transaction related thereto;

(iii)	any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Proposed Transaction including, without limitation, any AuRico Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of AuRico in the Arrangement Agreement;

(c)	upon the request or direction of Alamos, execute a proxy in respect of any resolution referred to in Section 3(b), and have all of its Subject Securities counted or not counted (as directed by Alamos) as part of a quorum in connection with any meeting of securityholders of AuRico relating to matters set forth in Section 3(b);

(d)	for greater certainty, in connection with any matter referred to in Section 3(b), consult with Alamos prior to exercising any voting rights attached to its Subject Securities and exercise or procure the exercise of such voting rights as Alamos shall instruct, including the delivery to Alamos, upon its request or direction, of a proxy in respect of any such resolution;

(e)

not, without the prior written consent of Alamos, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Subject Securities or any interest therein (other than as contemplated herein), provided, however, that nothing contained herein shall prohibit the Securityholder from exercising any Options or settling any PSUs, RSUs or DSUs for cash and/or common shares of AuRico, as applicable (it being understood that such Securities will be voted in accordance with Section 3(a));

(f)	not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(g)	not exercise any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation or not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent, or challenge the Proposed Transaction;

(h)	not, subject to Section 7, except as may be expressly permitted by the Arrangement Agreement or by Alamos in writing, directly or indirectly:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(ii)	enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to AuRico or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of AuRico or any of its subsidiaries or otherwise cooperate in any way with, any AuRico Acquisition Proposal or potential AuRico Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of AuRico for the purpose of considering any resolution; or

(iv)	solicit or arrange or provide assistance to any other person to arrange for the solicitation of, proxies relating to or purchases of or offers to sell common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico or act in concert or jointly with any other person for the purpose of acquiring any common shares of AuRico or securities convertible into or exchangeable or exercisable for, or representing, common shares of AuRico for the purpose of influencing the voting of common shares of AuRico or affecting the control of AuRico, other than, in the case of proxy solicitation, in support of the Proposed Transaction;

(i)	promptly notify Alamos upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement.

The Securityholder acknowledges and agrees that any Options, PSUs, RSUs and DSUs held by him or her, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he or she shall take all steps required of him or her to give effect to such treatment.

4.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Alamos that (i) no later than 10 days prior to the date of the Aurico Arrangement Meeting, the Securityholder shall duly complete and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities to be validly delivered to AuRico (or as otherwise directed on such forms) to cause the Subject Securities to be voted in favour of the Proposed Transaction, and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Alamos has been obtained or this Agreement is terminated pursuant to Section 8.1.

5.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Alamos as follows and acknowledges that Alamos is relying on such representations and warranties in connection with entering into this Agreement and the Proposed Transaction:

(a)	the Securityholder is the sole beneficial owner of the Shares, Options, PSUs, RSUs and DSUs, with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares, Options, PSUs, RSUs and DSUs, from the Securityholder or any interest therein or right thereto, except pursuant to the Proposed Transaction;

(b)	(i) the only securities of AuRico beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of AuRico or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of AuRico or any interest therein;

(c)

the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares, Options, PSUs, RSUs and DSUs (subject to the express terms of the AuRico 2013 LTIP and of any document evidencing the Award (as defined in the AuRico 2013 LTIP)) now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred)

all Shares, Options, PSUs, RSUs and DSUs (subject to the express terms of the AuRico 2013 LTIP and of any document evidencing the Award (as defined in the AuRico 2013 LTIP)) hereafter acquired by it;

(d)	the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)	this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation; and

(f)	the Securityholder has received the substantially final draft of the Arrangement Agreement dated April 12, 2015, and has read and fully understands such draft of the Arrangement Agreement and the transactions contemplated thereby. The Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

6.	REPRESENTATIONS AND WARRANTIES OF ALAMOS

Alamos hereby represents and warrants to the Securityholder that the execution and delivery of this Agreement by Alamos and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Alamos and is a valid and binding agreement, enforceable against Alamos in accordance with its terms, and the performance by Alamos of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Alamos will be a party and by which Alamos will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws, and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement.

7.	SECURITYHOLDER CAPACITY

Alamos hereby acknowledges that the Securityholder is entering into this Agreement only in its capacity as the beneficial owner of its respective Shares, Options, PSUs, RSUs and DSUs and that nothing in this Agreement shall in any way restrict, limit or prohibit the Securityholder from taking any action in his or her capacity as director or officer of AuRico that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of AuRico under applicable law or that is permitted by the Arrangement Agreement and any such action by the Securityholder shall not constitute a violation of this Agreement.

8.	TERMINATION

8.1	The obligations of the Securityholder and Alamos under this Agreement shall automatically terminate at the closing of the Proposed Transaction. The obligations of the Securityholder and Alamos under this Agreement:

(a)	may also be terminated at any time by mutual consent in writing of Alamos and the Securityholder; or

(b)	unless extended by mutual agreement of the Parties, shall also be terminated automatically upon the Arrangement Agreement being terminated in accordance with its terms.

8.2	If this Agreement is terminated as provided in Section 8.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 10, 15, 17, and 18 will survive any termination hereof pursuant to Section 8.1, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

9.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

10.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

11.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

12.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

13.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

14.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

15.	APPLICABLE LAW

(a)	This Agreement is to be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(b)	The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

16.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Alamos:

Alamos Gold Inc.

130 Adelaide Street West

Suite 2200

Toronto, Ontario

M5H 3P5

Attention: Jamie Porter

Facsimile: 416-368-2934

Email: jporter@alamos.com

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 16. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

17.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

18.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

19.	FURTHER ASSURANCES

Each of the Securityholder and Alamos will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

20.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the AuRico Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of AuRico.

21.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank]

ALAMOS GOLD INC.

By:
Name:
Title:

[Signature Page to Alamos Voting and Support Agreement]

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the      day of             , 2015 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares, Options, PSUs, RSUs and DSUs indicated below:

                                          Shares

                                          Options

                                          PSUs

                                          RSUs

                                          DSUs

Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

Facsimile:

Email:

Schedule L

GOVERNANCE

NTD: CHART AND PROPOSED REVISIONS UNDER REVIEW BY AURICO

1.	Amalco Board of Directors

The board of directors of Amalco from the Effective Date until the next annual meeting or until their successors are elected or appointed shall consist of 5 nominees appointed by AuRico and 5 nominees appointed by Alamos and shall be comprised of the following persons (subject to such persons accepting such appointment):

Alan Edwards (Non-Executive Chairman)
John McCluskey
Scott Perry
David Fleck
David Gower
Kenneth Stowe
Paul Murphy

The remaining director nominees to Amalco will be designated prior to the Effective Date by (A) the Board of AuRico, following the recommendation of the Nominating and Corporate Governance Committee of AuRico, with respect to the remaining AuRico Nominees and (B) the Board of Alamos, following the recommendation of the Corporate Governance Committee of Alamos, with respect to the remaining Alamos Nominees. AuRico and Alamos agree that, if practicable, the Plan of Arrangement will be amended to allow for the identification and appointment of such nominees.

2.	Amalco Chairman/Senior Officers

The following individuals will (subject to their acceptance and the terms of the Arrangement Agreement) be appointed to the following positions with Amalco following the Effective Date until their resignation or termination, as indicated pursuant to the Plan of Arrangement:

Name	Title
Alan Edwards	Non-Executive Chairman
John McCluskey	Chief Executive Officer
Peter McPhail	Chief Operating Officer
Jamie Porter	Chief Financial Officer
Charles Tarnocai	Vice President Corporate Development
Andrew Cormier	Vice President Construction and Development
Greg Fisher	Vice President Finance
Christine Barwell	Vice President Human Resources

As for the following individuals will (subject to their acceptance and the terms of the Arrangement Agreement) be appointed to equivalent positions to their current positions with Amalco following the Effective Date until their resignation or termination, as indicated pursuant to the Plan of Arrangement.

Name	Title
Luis Chavez	Senior Vice-President Mexico
Chris Bostwick	Senior Vice-President Technical Services

The remaining initial senior officers of Amalco following the Effective Date will be designated by the Chief Executive Officer. AuRico and Alamos agree that, if practicable, the Plan of Arrangement will be amended to allow for the identification and appointment of such senior officers pursuant to the Plan of Arrangement, failing which such senior officers will be appointed by the Chief Executive Officer of Amalco on the Effective Date.

3.	New AuRico Board of Directors

The board of directors of New AuRico from the Effective Date until the next annual meeting or until their successors are elected or appointed shall consist of 5 nominees appointed by AuRico and 2 nominees appointed by Alamos and shall be comprised of the following persons (subject to such persons accepting such appointment):

Scott Perry (Executive Chairman)
Chris Richter
Anne Day

The remaining director nominees to New AuRico will be designated prior to the Effective Date by (A) the Board of AuRico, following the recommendation of the Nominating and Corporate Governance Committee of AuRico, with respect to the remaining AuRico Nominees and (B) the Board of Alamos, following the recommendation of the Corporate Governance Committee of Alamos, with respect to the remaining Alamos Nominees. AuRico and Alamos agree that, if practicable, the Plan of Arrangement will be amended to allow for the identification and appointment of such nominees.

4.	New AuRico Chairman/Senior Officers

The following individuals will (subject to their acceptance and the terms of the Arrangement Agreement) be appointed to the following positions with New AuRico following the Effective Date until their resignation or termination, as indicated pursuant to the Plan of Arrangement:

Name	Title
Scott Perry	Executive Chairman
Chris Richter	Chief Executive Officer
Rob Chausse	Chief Financial Officer
Chris Rockingham	Vice President Development

The remaining initial senior officers of New AuRico following the Effective Date will be designated by the Chief Executive Officer of New AuRico and will be subject to the approval of the board of directors of New AuRico referred to above (or their replacement nominee if a nominee does not accept their nomination). AuRico and Alamos agree that, if practicable, the Plan of Arrangement will be amended to allow for the identification and appointment of such senior officers pursuant to the Plan of Arrangement, failing which such senior officers will be appointed by the board of directors of New AuRico on the Effective Date.

SCHEDULE M

HIRED EMPLOYEES

Name	Title
Scott Perry	Executive Chairman
Chris Richter	Chief Executive Officer
Rob Chausse	Chief Financial Officer
Chris Rockingham	Vice President Development

M-1

SCHEDULE N

KEMESS PROJECT

N-1

No. 1

Revision Date:
TABLE 1: Kemess Project - Year End Land Tenure Review, BC	Dec 31, 2014

AuRico Gold Inc./or AuRico Inc.
Client No. - 261048; FMC No. 110227001 (Expiry Date - November 27, 2015)
BC Extraprovinical Registration No. A0084645 & Ontario Corporation No. 1861257 (Active)

Summary		No.	Hectares	Acres
	A. Mining Leases	4	3,483.33	8,607.31
	B. Mineral Claims	58	29,302.69	72,406.94

	subtotal:	62	32,786.02	81,014.25
	C. Fee Simple Tenure	1	7.56	18.68
	D. Licences of Occupation	2	2,581.55	6,379.01

		65	35,375.13	87,411.94

	E. Kemess Mine Land Reserves	2	22,745.72	56,204.67
	F. Kemess Property Royalty (D.L. Cooke)	1	500.00	1,235.50

A. Mining Leases

Tenure No.	Name/District Lot	Owner	Map No.	Date Issued & Expiry Date	Rental Paid to Date	Area (ha)
354991	Kemess South Lease: DL’s 7198, 7199, 7200, 7201,7204, 7207	261048 (100%)	094E007	1997/sep/15 & 2027/sep/15	2016/sep/15	862.33
410732	Kemess North Lease: DL’s 7032, 7328	261048 (100%)	094E007	2004/sep/29 & 2034/sep/29	2016/sep/29	950.00
410741	Kemess North Lease: DL.7329	261048 (100%)	094E007	2004/sep/29 & 2034/sep/29	2016/sep/29	106.00
524240	Midway Lease: DL.7342	261048 (100%)	094E	2005/dec/22 & 2035/dec/22	2016/dec/22	1,565.00

4 Mining Leases						3,483.33

B. Mineral Claims (Legacy & Cell)

Tenure No.	Claim Name	Owner	Map No.	Issue Date	Good To Date	Area (ha)
241014	SEM #1	261048 (100%)	094E007	1989/jul/18	2024/dec/14	400.00
241959	NEK 3	261048 (100%)	094E007	1990/may/03	2024/dec/14	500.00
241960	NEW KEMESS 3	261048 (100%)	094E007	1990/may/03	2024/dec/14	375.00
242573	DU 2	261048 (100%)	094E007	1990/aug/02	2024/dec/14	500.00
242574	NEK 4	261048 (100%)	094E007	1990/aug/01	2024/dec/14	350.00
243063	CAN 1	261048 (100%)	094E007	1991/feb/02	2024/dec/14	500.00
243064	DUNC 1	261048 (100%)	094E007	1991/feb/01	2024/dec/14	100.00
243065	DUNC 2	261048 (100%)	094E007	1991/feb/01	2024/dec/14	100.00
243066	DUNC 3	261048 (100%)	094E007	1991/feb/01	2024/dec/14	150.00
243067	CREEK	261048 (100%)	094E007	1991/feb/02	2024/dec/14	300.00
243440	ALISON 1	261048 (100%)	094E007	1991/may/14	2024/dec/14	500.00
304706	GOZ 1	261048 (100%)	094E007	1991/sep/21	2024/dec/14	25.00
304707	GOZ 2	261048 (100%)	094E007	1991/sep/21	2024/dec/14	25.00
310076	DUN 1	261048 (100%)	094E007	1992/may/31	2024/dec/14	225.00
310077	DUN 2	261048 (100%)	094E007	1992/may/31	2024/dec/14	225.00
310078	DUN 3	261048 (100%)	094E007	1992/may/31	2024/dec/14	225.00
355408	MILL CREEK 4	261048 (100%)	094E007	1997/apr/23	2024/dec/14	25.00
401957	UN 1	261048 (100%)	094E007	2003/apr/29	2024/dec/14	50.00
403629	BEAR 6	261048 (100%)	094D097	2003/jul/09	2024/dec/14	500.00
403631	BEAR 8	261048 (100%)	094D097	2003/jul/09	2024/dec/14	500.00
403633	BEAR 12	261048 (100%)	094D097	2003/jul/09	2024/dec/14	500.00
403635	BEAR 16	261048 (100%)	094D097	2003/jul/09	2024/dec/14	375.00

Page 1 of 3	20/01/2015

Revision Date:
TABLE 1: Kemess Project - Year End Land Tenure Review, BC	Dec 31, 2014

405949	LAT 1	261048 (100%)	094E007	2003/oct/05	2024/dec/14	25.00
414229	DUNC 4	261048 (100%)	094E007	2004/sep/15	2024/dec/14	25.00
414230	DUNC 5	261048 (100%)	094E007	2004/sep/15	2024/dec/14	25.00
414231	UN 2	261048 (100%)	094E007	2004/sep/16	2024/dec/14	25.00
414232	UN 3	261048 (100%)	094E007	2004/sep/16	2024/dec/14	25.00
506817	TLK 1	261048 (100%)	094D	2005/feb/11	2024/dec/14	423.35
506822	TLK 2	261048 (100%)	094D	2005/feb/11	2024/dec/14	423.24
506824	TLK 3	261048 (100%)	094D	2005/feb/11	2024/dec/14	387.72
506825	TLK 4	261048 (100%)	094E	2005/feb/11	2024/dec/14	281.83
515677		261048 (100%)	094E	2005/jun/30	2024/dec/14	1,108.04
515678		261048 (100%)	094E	2005/jun/30	2024/dec/14	1,443.31
515683	NOR 1 Area	261048 (100%)	094E	2005/jun/30	2024/dec/14	669.34
515686		261048 (100%)	094D	2005/jun/30	2024/dec/14	1,427.86
515693		261048 (100%)	094D	2005/jun/30	2024/dec/14	1,534.10
515694		261048 (100%)	094E	2005/jun/30	2024/dec/14	1,353.16
516786	(tailings area claim)	261048 (100%)	094E	2005/jul/11	2024/dec/14	1,391.64
516814		261048 (100%)	094D	2005/jul/11	2024/dec/14	863.91
516817		261048 (100%)	094D	2005/jul/11	2024/dec/14	440.56
516848	(tailings area claim)	261048 (100%)	094E	2005/jul/11	2024/dec/14	105.66
516854	(tailings area claim)	261048 (100%)	094E	2005/jul/11	2024/dec/14	1,197.16
516860		261048 (100%)	094D	2005/jul/11	2024/dec/14	1,075.38
543635		261048 (100%)	094E	2006/oct/19	2024/dec/14	897.55
543638		261048 (100%)	094E	2006/oct/19	2024/dec/14	861.62
543646		261048 (100%)	094E	2006/oct/19	2024/dec/14	439.57
543648		261048 (100%)	094E	2006/oct/19	2024/dec/14	105.50
543654		261048 (100%)	094E	2006/oct/19	2024/dec/14	175.89
543659		261048 (100%)	094E	2006/oct/19	2024/dec/14	421.78
543660		261048 (100%)	094E	2006/oct/19	2024/dec/14	351.48
544419		261048 (100%)	094E	2006/oct/25	2024/dec/14	70.35
571954		261048 (100%)	094D	2007/dec/14	2024/dec/14	1,340.85
571956		261048 (100%)	094D	2007/dec/14	2024/dec/14	988.43
571957		261048 (100%)	094D	2007/dec/14	2024/dec/14	988.87
571958		261048 (100%)	094D	2007/dec/14	2024/dec/14	847.37
571959		261048 (100%)	094D	2007/dec/14	2024/dec/14	830.26
853372	Kemess Creek 1	261048 (100%)	093D & 094E	2011/may/03	2024/dec/14	264.31
1024943	CAIRNX	261048 (100%)	094E	2014/jan/09	2016/jan/09	17.596

58 Mineral Claims						29,302.69

Page 2 of 3	20/01/2015

Revision Date:
TABLE 1: Kemess Project - Year End Land Tenure Review, BC	Dec 31, 2014

C. Fee Simple Tenure (Surface Rights Only)

Title No.	PIN No.s	Owner	Location	Legal Description	Reference Plan No.	Area (ha.)
CA3028254	027-795-942	AuRico Gold Inc.	Mackenzie, BC; BCGS 930.035	Lot 2, D.Lots 12478 & 12479	BCP39719	7.56

D. Licence of Occupation (Surface Rights Only)

Tenure No.	Tenure Type	Owner	MAL File No. / ILRR No.	Rent due	Good To Date	Area (ha.)
703548	Licence of Occupation (Airport Beacon sites) 20 year term	AuRico Gold Inc./or AuRico Inc. B/N: A0034885	7407233 160799	2015/JUN/04	2018/JUN/05	1.90

703497	Utility Licence (Power line corridor) 30 year term	AuRico Gold Inc./or AuRico Inc. B/N: A0084645	7406950 167730	Paid to 2027	2027/Feb/04	2,579.65

2 Licences						2,581.55

E. Kemess Mine Area Land Reserves Issued by BCMEM

Site No. ID	Name	Reserve Type	MAL File No.	Issue Date	Review Date	Area (ha.)
366738	Kemess North & South	Placer - No Staking		1999/sep/01	2019/jan/01	20,133.35

370946	Kemess South	Hydro - Conditional Mineral & Placer Staking		1999/aug/23	2020/jan/01	2,612.37

						22,745.72

F. Kemess Property Royalties

NOR 1 Property Agreement between David L. Cooke (“Cooke”) and Northgate Minerals Corporation dated October 15, 2004

Cooke entitled to 2% royalty of Net Smelter Returns limited to area as defined by the NOR 1 (242993) legacy mineral claim lying within cell mineral claims 515683 & 515678.

Page 3 of 3	20/01/2015

Table: 2	No. 12
AuRico Gold Inc./or AuRico Inc. (“AuRico”) - Young Davidson Project, Ontario

Client No. 137748		Revised: January 14, 2015
Land Tenure Holdings by Property	Tenures	Area (ha)	Area (acres)

Schaus, Clarke & Shirriff - Yarrow Twp. Property	28	466.23	1,152.04
Kiernicki & Fekete Property	3	178.07	440.01
Welsh Property	2	24.54	60.64
MCM Property	25	374.57	925.57
Shirriff Property	37	597.11	1,475.45
Sedex Mining Corp. - OKA Property	18	354.01	874.77
Young-Davidson Property	48	2,115.86	5,228.29
Walker Property	6	94.25	232.89
Young-Davidson North Property (Opawica)	33	529.03	1,307.23
82 Balsam Ave, Kirkland Lake	1	0.05	0.13

	201	4,733.66	11,696.88

Location:
Davidson Mine location - NTS: 041P/15; UTM NAD83 ZONE 17N - 5310000N; 523000E, Long. 80 41’, Lat. 47 56’
Claim Maps: Larder Lake Mining Division, Plans G3218, G3209, M0260, M0237	MNDM - Ministry of Northern Development & Mines
Townships: Powell, Cairo, Yarrow, Teck	CLR - Crown Land Registry, Ministry of Natural Resources
Temagami Provincial Forest, District of Timiskaming, Province of Ontario	LR - Land Registrar, Ministry of Gov’t & Consumer Services

Schaus, Clarke & Shirriff Yarrow Twp. Property

AuRico Gold Inc. 100%, subject to Letter Agreement between Royal Oak Mines Inc. and Schaus, Clarke, Shirriff dated September 9, 1992 (below listed tenures are subject to 2% NSR Royalty)

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Date & Status of Lease Renewal Request
YARROW	L494591		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L494592		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L494593		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L494594		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L494595		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L495895		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L495896		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L495897		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L495898		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L495899		Active Claim	Mining claim		AuRico Inc. - 20%. S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	6-Mar-2015
YARROW	L523116		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523117		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523118		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523119		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523141		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523142		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523143		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523144		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	L523145		Active Claim	Mining claim		AuRico Inc. - 20%, S. Otterstrom - 40%, D. Slamm - 40%	16.188	1	N	N	Y	1-Mar-2015
YARROW	MR 29666	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	start ¯		N	Y		30-Nov-2013	MNDM fwds to CLR - Apr 1, 2014
YARROW	MR 29667	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Nov-2013	“
YARROW	MR 29668	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Nov-2013	“
YARROW	MR 29669	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Nov-2013	“
YARROW	MR 29670	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Nov-2013	“
YARROW	MR 29671	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Nov-2013	“
YARROW	MR 29672	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Nov-2013	“
YARROW	MR 29675	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Nov-2013	“
YARROW	MR 29676	61262-0005 (LT)	4938 SEC LTIM	“R” 106668	21	AuRico Gold Inc./or AuRico Inc.	158.653		N	Y		30-Nov-2013	“

	28						466.23

Page 1 of 6	20/01/2015

Kiernicki & Fekete Property

AuRico Gold Inc. 100%, subject to Purchase Agreement between Young-Davidson Mines, Limited and Kiernicki & Fekete dated May 8, 2003 (below listed tenures subject to 2% NSR Royalty)

Twp.	Claim No.	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Plan Reference No.
CAIRO	L1199662	Active Claim	Mining claim	AuRico Gold Inc./or AuRico Inc.	80.94	5	N	N	Y	26-Aug-2015
CAIRO	L1199663	Active Claim	Mining claim	AuRico Gold Inc./or AuRico Inc.	64.752	4	N	N	Y	26-Aug-2015
CAIRO	L1199664	Active Claim	Mining claim	AuRico Gold Inc./or AuRico Inc.	32.376	2	N	N	Y	26-Aug-2015

	3				178.07

Welsh Property

AuRico Gold Inc. 100%, subject to terms of Mining Lease Agreement between Pamour Porcupine Mines Limited and George Welsh dated April 26, 1979 and Amendment dated March 12,1986 (below listed tenures are subject to Royalty of C$1.50/ton)

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Plan Reference No.
Powell	L316523	61257-0053 (LT)	5397 SEC LTIM	107382	21	AuRico Gold Inc./or AuRico Inc.	14.524	Y	Y		30-Jun-2022	54R-2240
Powell	L511097	61257-0054 (LT)	5454 SEC LTIM	107440	21	AuRico Gold Inc./or AuRico Inc.	10.016	Y	Y		30-Apr-2024	54R-2240

	2						24.54

Matachewan Consolidated Mines, (“MCM”) Property

AuRico Gold Inc. 100%, subject to Purchase Agreement between Matachewan Consolidated Mines, Limited and Northgate Minerals Corporation dated February 2011.

All property tenures are subject to MCM held Royalty of US$1.00/ton.

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Date & Status of Lease Renewal Request
CAIRO	T 18264	61256-0032 (LT)	1172 SEC SST	Crown Patent No. TP 6102		AuRico Gold Inc./or AuRico Inc.	14.41		Y	Y		N/A	T.18264
Powell	MR 5379	61257-0055 (LT)	3193 SEC LTIM	19631	10	AuRico Gold Inc./or AuRico Inc.	16.106		Y	Y		30-Sep-2018
Powell	MR 5380	61257-0064 (LT)	3194 SEC LTIM	19632	10	AuRico Gold Inc./or AuRico Inc.	19.951		Y	Y		30-Sep-2018
Powell	MR 5402	61257-0083 (LT)	4901 SEC LTIM	109443	21	AuRico Gold Inc./or AuRico Inc.	19.142		N	Y		30-Sep-2033	Survey Plan Feb 16, 1918
Powell	MR 5396	61257-0084 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	start ¯		N	Y		30-Sep-2014	MNDM fwds to CLR - Oct 27, 2014
Powell	MR 5412	61257-0085 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Sep-2014	“
Powell	MR 5414	61257-0086 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Sep-2014	“
Powell	MR 5415	61257-0086 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Sep-2014	“
CAIRO	MR 5417	61256-0109 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Sep-2014	“
CAIRO	MR 5454	61256-0109 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Sep-2014	“
CAIRO	MR 5455	61256-0109 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Sep-2014	“
CAIRO	MR 5707	61256-0109 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	¯		N	Y		30-Sep-2014	“
Powell	MR 5712	61257-0084 (LT)	5125 SEC LTIM	“R” 106715	21	AuRico Gold Inc./or AuRico Inc.	139.321		N	Y		30-Sep-2014	“
Powell	MR 5397	61257-0087 (LT)	5126 SEC LTIM	“R” 106716	21	AuRico Gold Inc./or AuRico Inc.	start ¯		N	Y		31-Dec-2014	MNDM fwds to CLR - Dec 2014
Powell	MR 5398	61257-0087 (LT)	5126 SEC LTIM	“R” 106716	21	AuRico Gold Inc./or AuRico Inc.	¯		*N	Y		31-Dec-2014	“
Powell	MR 5401	61257-0087 (LT)	5126 SEC LTIM	“R” 106716	21	AuRico Gold Inc./or AuRico Inc.	¯		*N	Y		31-Dec-2014	“
Powell	MR 5403	61257-0087 (LT)	5126 SEC LTIM	“R” 106716	21	AuRico Gold Inc./or AuRico Inc.	¯		*N	Y		31-Dec-2014	“
Powell	MR 5406	61257-0087 (LT)	5126 SEC LTIM	“R” 106716	21	AuRico Gold Inc./or AuRico Inc.	¯		*N	Y		31-Dec-2014	“
Powell	MR 5408	61257-0087 (LT)	5126 SEC LTIM	“R” 106716	21	AuRico Gold Inc./or AuRico Inc.	100.664		*N	Y		31-Dec-2014	“
Powell	MR 5413	61257-0088 (LT)	5127 SEC LTIM	106953	21	AuRico Gold Inc./or AuRico Inc.	19.142		N	Y		31-Mar-2015
CAIRO	MR 9655	61256-0110 (LT)	5128 SEC LTIM	106954	21	AuRico Gold Inc./or AuRico Inc.	10.927		N	Y		30-Apr-2015
Powell	MR 5991	61257-0089 (LT)	5287 SEC LTIM	108685	21	AuRico Gold Inc./or AuRico Inc.	15.726		*N	Y		31-Dec-2016
CAIRO	L537314		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	30-Sep-2015

						subtotal:	371.577

Powell	MR’s 5401, 5403, 5397, 5398, 5406, 5408, 5412, 5413, 5991	61257-0103 (LT)	Part of CL 15753	“R” SRO # 1 Crown Patent: DT 25289 Lease No. 108509	4.5	AuRico Gold Inc./or AuRico Inc.	N/A		Y	N		31-Dec-2014	Request to MNDM-Nov 14, 2014

CAIRO	T 18264		Mining Licence of Occupation with Undersurface rights & Surface rights (Montreal River area)	MLO 1007		AuRico Gold Inc./or AuRico Inc.	2.995		Y	Y		N/A	T.18264

	25						374.572

Note: Mining Licence of Occupation - MLO 1007 enables holder to remove all ores & minerals from land covered by water.

Licence area included in Freehold Patent (T18264).

*	N - Surface rights held by SL108509

Page 2 of 6	20/01/2015

Shirriff Property

AuRico Gold Inc. 100%, subject to Agreement between Thomas J. Obradovich and John F. Shirriff dated September 25, 2001 Below listed tenures are subject to 2% NSR Royalty

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Date & Status of Lease Renewal Request
Powell	MR 5386	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	start ¯		Y	Y		31-Mar-2014	MNDM fwds to CLR - Aug 25, 2014
Powell	MR 5400	61257-0035 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 5568	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 5569	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 5570	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 5657	61257-0033 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 5659	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 5922	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 6032	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold inc./or AuRico Inc.	¯		Y	Y		31-Mar-2014	“
Powell	MR 9835	61257-0034 (LT)	4982 SEC LTIM	“R”106655	21	AuRico Gold Inc./or AuRico Inc.	173.08		Y	Y		31-Mar-2014	“
Powell	MR 33919	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	start ¯		Y	Y		31-Oct-2014	MNDM fwds to CLR - Oct 31, 2014
Powell	MR 33920	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 33921	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 33922	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 33923	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 33924	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 34250	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 34251	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 34252	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Oct-2014	“
Powell	MR 34253	61257-0029 (LT)	5060 SEC LTIM	“R”106881	21	AuRico Gold Inc./or AuRico Inc.	139.843		Y	Y		31-Oct-2014	“
Powell	MR 34242	61257-0043 (LT)	5365 SEC LTIM	107257	21	AuRico Gold Inc./or AuRico Inc.	start ¯		N	Y		30-Jun-2020	54R-5504
Powell	MR 34243	61257-0043 (LT)	5365 SEC LTIM	107257	21	AuRico Gold Inc./or AuRico Inc.	20.598		N	Y		30-Jun-2020	54R-5504
Powell	MR 34242 & MR 34243	61257-0117 (LT)	CL 16176	SRO # 2 108694	9	AuRico Gold Inc./or AuRico Inc.	N/A		Y	N		30-Jun-2020	SRO #2 54R-5504
Powell	MR 35807	61257-0031 (LT)	5390 SEC LTIM	“R”106880	21	AuRico Gold Inc./or AuRico Inc.	start ¯		Y	Y		31-Jul-2014	CLR fwds to LR - Nov 4, 2014
Powell	MR 38931	61257-0030 (LT)	5390 SEC LTIM	“R”106880	21	AuRico Gold Inc./or AuRico Inc.	¯		Y	Y		31-Jul-2014	“
Powell	MR 39023	61257-0028 (LT)	5390 SEC LTIM	“R”106880	21	AuRico Gold Inc./or AuRico Inc.	63.831		Y	Y		31-Jul-2014	“
Powell	MR 35902	61257-0032 (LT)	5392 SEC LTIM	“R”106882	21	AuRico Gold Inc./or AuRico Inc.	start ¯		N	Y		31-Jul-2014	“
Powell	MR 39022	61257-0027 (LT)	5392 SEC LTIM	“R”106882	21	AuRico Gold Inc./or AuRico Inc.	29.684		N	Y		31-Jul-2014	“
Powell	MR 40066	61257-0091 (LT)	5391 SEC LTIM	“R”106755	21	AuRico Gold Inc./or AuRico Inc.	start ¯		N	Y		31-Jul-2014	“
Powell	MR 40067	61257-0091 (LT)	5391 SEC LTIM	“R”106755	21	AuRico Gold Inc./or AuRico Inc.	32.65		N	Y		31-Jul-2014	“
Powell	MR 40068	61257-0026 (LT)	5389 SEC LTIM	“R”106757	21	AuRico Gold Inc./or AuRico Inc.	30.52		Y	Y		31-Jul-2014	“
Powell	MR 40071	61257-0026 (LT)	5389 SEC LTIM	“R”106757	21	AuRico Gold Inc./or AuRico Inc.	11.04		Y	Y		31-Jul-2014	“
Powell	MR 50439	61257-0090 (LT)	5145 SEC LTIM	106876	21	AuRico Gold Inc./or AuRico Inc.	start ¯		N	Y		31-Dec-2015
Powell	MR 50440	61257-0090 (LT)	5145 SEC LTIM	106876	21	AuRico Gold Inc./or AuRico Inc.	47.296		N	Y		31-Dec-2015
Powell	L512587	61257-0105 (LT)	CLM 470	108522	21	AuRico Gold Inc./or AuRico Inc.	16.188	1	Y	Y		31-Aug-2031	54R-5460
Powell	L512588	61257-0105 (LT)	CLM 470	108522	21	AuRico Gold Inc./or AuRico Inc.	16.188	1	Y	Y		31-Aug-2031	54R-5460
Powell	L512589		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	30-Sep-2015

	37						597.11

Page 3 of 6	20/01/2015

Sedex Mining Corp. OKA Property

AuRico Gold Inc. - 80%, SEDEX - 20%,

Property held under Joint Venture Agreement between Northgate Minerals Corporation & Sedex Mining Corp. with certain mining claims being subject to a 1% - 3% NSR.

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type		Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Subject to Royalties Noted Below
Powell	L1205862	61257-0116 (LT)	CLM 472	108683	21	AuRico Gold Inc./or AuRico Inc.	¯ CLM472	1	Y	Y		30-Apr-2032
Powell	L1206077	61257-0116 (LT)	CLM 472	108683	21	AuRico Gold Inc./or AuRico Inc.	¯ CLM472	1	Y	Y		30-Apr-2032	(iii), (vi)
Powell	L1206081	61257-0116 (LT)	CLM 472	108683	21	AuRico Gold Inc./or AuRico Inc.	¯ CLM472	1	Y	Y		30-Apr-2032	(ii), (vi)
Powell	L1206147		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc. - 50% Canadian Royalties Inc. - 50%	16.188	1	N	N	Y	4-Apr-2017	(i)
Powell	L1206148		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc. - 50% Canadian Royalties Inc. - 50%	16.188	1	N	N	Y	4-Apr-2017	(i)
Powell	L1206150		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc. - 50% Canadian Royalties Inc. - 50%	16.188	1	N	N	Y	4-Apr-2017	(i)
Powell	L1213838		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	48.56	3	N	N	Y	27-May-2015	(vi), (v)
CAIRO	L1223270		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	17-May-2015	(i)
Powell	L1223271		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	32.376	2	N	N	Y	10-Apr-2015	(i)
Powell	L1223281		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	17-May-2015	(i)
Powell	L1223283	61257-0116 (LT)	CLM 472	108683	21	AuRico Gold Inc./or AuRico Inc.	78.822	1	Y	Y		30-Apr-2032	(i)
Powell	L1223284		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	10-Apr-2015	(i)
Powell	L1223285		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	10-Apr-2015	(i)
Powell	L1223286		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	10-Apr-2015	(i)
Powell	L1223287		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	10-Apr-2015	(i)
Powell	L1223288		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	10-Apr-2015	(i)
Powell	L1224878		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	10-Apr-2015	(iv), (vi)
Powell	L3009961		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	20-Sep-2015	(i)

	18						354.01	21

NSR Royalty: as per Schedule E of Option & Joint Venture Agreement dated October 1, 2002

(i)	2.5% NSR - Tom Obradovich, Canadian Royalties Inc., Gino Chitaroni
(ii)	2.0% NSR - Fred Kiernicki
(iii)	2.0% NSR - Don Campbell & Steve Stanwick
(iv)	2.0% NSR - Alcanex Ltd.
(v)	2.0% NSR - Fred Kiernicki & Gino Chitaroni
(vi)	1.0% NSR - Tom Obradovich & Canadian Royalties Inc.

Page 4 of 6	20/01/2015

Young-Davidson Property

AuRico Gold Inc. -100%, subject to 3652378 Canada Inc. a holding 0.5% NSR on 3 mining claims (L1248827-L1248829)

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Plan Reference No.
CAIRO	L537315		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	8.094	1	N	N	Y	30-Sep-2015
CAIRO	L537316		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	2.023	1	N	N	Y	30-Sep-2015
CAIRO	L537317		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	8.094	1	N	N	Y	30-Sep-2015
Powell	L1207501		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	6-Apr-2015
Powell	L1207502		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	259	16	N	N	Y	6-Apr-2015
Powell	L1207503		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	32.376	2	N	N	Y	6-Apr-2015
YARROW	L1207504		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	259	16	N	N	Y	6-Apr-2015
Powell	L1207505		Active Claim	Mining claim		AuRico Gold Inc./or AuRico inc.	194.256	12	N	N	Y	6-Apr-2015
YARROW	L1207506		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	242.82	15	N	N	Y	6-Apr-2015
YARROW	L1207507		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	259	16	N	N	Y	6-Apr-2015
Powell	L1207508	61257-0118 (LT)	CLM 473	108643	21	AuRico Gold Inc./or AuRico inc.	34.65	3	Y	Y		30-Apr-2032	54R-5461
Powell	L1207509	61257-0105 (LT)	CLM 470	108522	21	AuRico Gold Inc./or AuRico Inc.	29.813	4	Y	Y		31-Aug-2031	54R-5460
Powell	L1207510		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	6-Apr-2015
Powell	L1207511		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	48.564	3	N	N	Y	6-Apr-2015
Powell	L1207512	61257-0105 (LT)	CLM 470	108522	21	AuRico Gold Inc./or AuRico inc.	14.9515	1	Y	Y		31-Aug-2031	54R-5460
Powell	L1207513		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	6-Apr-2015
Powell	L1207514		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	64.752	4	N	N	Y	6-Apr-2015
YARROW	L1207515		Active Claim	Mining claim		AuRico Gold inc./or AuRico inc.	32.376	2	N	N	Y	6-Apr-2015
YARROW	L1207516		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	129.504	8	N	N	Y	6-Apr-2015
CAIRO	L1207518	61256-0161 (LT)	CLM 473	108643	21	AuRico Gold inc./or AuRico Inc.	54.06	5	Y	Y		30-Apr-2032	54R-5461
Powell	L1207521	61257-0116 (LT)	CLM 472	108683	21	AuRico Gold Inc./or AuRico Inc.	8.1347	1	Y	Y		30-Apr-2032	54R-5464
Powell	L1207522	61257-0105 (LT)	CLM 470	108522	21	AuRico Gold Inc./or AuRico Inc.	14.9515	1	Y	Y		31-Aug-2031	54R-5460
Powell	L1207550		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	6-Apr-2015
CAIRO	L1248827		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	7-Jun-2015
CAIRO	L1248828		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	32.376	2	N	N	Y	7-Jun-2015
CAIRO	L1248829		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	5-Jun-2015
CAIRO	L3004550		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	48.564	3	N	N	Y	16-Sep-2015
CAIRO	L3004551		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	32.376	2	N	N	Y	18-Sep-2015
Powell	MR 12506	61257-0046 (LT)	3858 SEC LTIM	19775	10	AuRico Gold Inc./or AuRico Inc.	22.237		Y	Y		30-Apr-2023	Survey Plan Feb 17, 1940
Powell	MR 12507	61257-0047 (LT)	3857 SEC LTIM	19772	10	AuRico Gold Inc./or AuRico Inc.	15.362		Y	Y		30-Apr-2023	“
Powell	MR 12508	61257-0045 (LT)	3856 SEC LTIM	19773	10	AuRico Gold Inc./or AuRico Inc.	12.93		Y	Y		30-Apr-2023	“
Powell	MR 12509	61257-0042 (LT)	3861 SEC LTIM	19768	10	AuRico Gold Inc./or AuRico Inc.	9.741		Y	Y		30-Apr-2023	“
Powell	MR 12510	61257-0040 (LT)	3860 SEC LTIM	19769	10	AuRico Gold Inc./or AuRico Inc.	14.225		Y	Y		30-Apr-2023	“
Powell	MR 12511	61257-0041 (LT)	3859 SEC LTIM	19770	10	AuRico Gold Inc./or AuRico Inc.	13.124		Y	Y		30-Apr-2023	“
Powell	MR 12512	61257-0044 (LT)	3855 SEC LTIM	19771	10	AuRico Gold Inc./or AuRico Inc.	12.351		Y	Y		30-Apr-2023	Survey Plan Feb 17, 1940
Powell	MR 12610	61257-0039 (LT)	3854 SEC LTIM	19774	10	AuRico Gold Inc./or AuRico Inc.	3.849		Y	Y		30-Apr-2023	Survey Plan May 16, 1940
Powell	MR 5371	61257-0114 (LT)	3104 SEC LTIM	108699	10	AuRico Gold Inc./or AuRico Inc.	12.3684		Y	Y		30-Sep-2017	54R-5520
	“	61257-0115 (LT)	3104 SEC LTIM	“		AuRico Gold Inc./or AuRico Inc.	2.5645		N	Y		30-Sep-2017	54R-5520
Powell	MR 5372	61257-0108 (LT)	3105SEC LTIM	108696	10	AuRico Gold Inc./or AuRico Inc.	12.003		Y	Y		30-Sep-2017	54R-5520
	“	61257-0109 (LT)	3105SEC LTIM	“		AuRico Gold Inc./or AuRico Inc.	1.473		N	Y		30-Sep-2017	54R-5520
Powell	MR 5374	61257-0050 (LT)	3106 SEC LTIM	19576	10	AuRico Gold Inc./or AuRico Inc.	10.522		Y	Y		30-Sep-2017
Powell	MR 5375	61257-0056 (LT)	3107 SEC LTIM	19577	10	AuRico Gold Inc./or AuRico Inc.	15.216		Y	Y		30-Sep-2017
Powell	MR 5376	61257-0112 (LT)	4215 SEC LTIM	108698	10	AuRico Gold Inc./or AuRico Inc.	15.9371		Y	Y		1-Sep-2016	54R-5520
	“	61257-0113 (LT)	4215 SEC LTIM	“	10	AuRico Gold Inc./or AuRico Inc.	1.8286		N	Y		“	54R-5520
Powell	MR 5383	61257-0110 (LT)	3108 SEC LTIM	108697	10	AuRico Gold Inc./or AuRico Inc.	8.9086		Y	Y		1-Sep-2017	54R-5520
	“	61257-0111 (LT)	3108 SEC LTIM	“	10	AuRico Gold Inc./or AuRico Inc.	2.4631		N	Y			54R-5520
Powell	MR 5399	61257-0051 (LT)	4314 SEC LTIM	19560	10	AuRico Gold Inc./or AuRico Inc.	21.893		Y	Y		31-Mar-2017
Powell	MR5375, MR5376, MR5333, L316523	61257-0120 (LT)	MIL-9 06/08 SRO#3	108829		AuRico Gold Inc./or AuRico Inc.	*7.029		Y	N		1-Jun-2020	Surface Rights Only 54R-5520

	44						2,115.86

Surface Rights Only - Fee Simple Lots lying within MR5408, MR5398 & MR5991 along HWY 566, Davidson Creek area
Patent		PIN No’s	Parcel No.	Part No.
Powell	CL4871/MR5408	61257-0063 (LT)	23381 SEC SST	6 of CL4871		AuRico Gold Inc./or AuRico Inc.	0.228		Y	N		N/A	54R-3030
Powell	CL4371/MR5398	61257-0059 (LT)	23394 SEC SST	4 of CL4871		AuRico Gold Inc./or AuRico Inc.	0.267		Y	N		N/A	54R-3030

Surface Rights Only - Fee Simple Lots lying within MR34252 & MR39023 on the east side of Mistinikon Lake
Powell	TP11992/MR34252	61257-0037 (LT)	11647 SEC SST	WB44		AuRico Gold Inc./or AuRico Inc.	0.32		Y	N		N/A	54R-1247
Powell	TP11900/MR34252	61257-0038 (LT)	11572 SEC SST	HS2274		AuRico Gold Inc./or AuRico Inc.	0.959		Y	N		N/A	54R-1247

	4						1.774

Note: Above SRO fee simple parcel or SRO lease areas are not reported held area, since their held areas are included in the undersurface rights area held by the mining leases. The SRO tenures are included in the total number of held project tenures.

Page 5 of 6	20/01/2015

Walker Property

AuRico Gold Inc.- 100%; Northgate acquired property through Letter Agreement dated May 29, 2008 with Opawica Explorations Inc. and Underlying Property Option Agreement dated January 24, 2007 between Reginald (Rick) Walker and Opawica Explorations Inc. (All below listed tenures are subject to 2.5% NSR Royalty)

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Term (Yrs)	Registered Tenure Holder	Area (ha.)		Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Plan Reference No.
Powell	L372902	61257-0096 (LT)	5546 SEC LTIM	108281	21	AuRico Gold Inc./or AuRico Inc.	start i		N	Y		30-Sep-2029	54R-2852
Powell	L372903	61257-0096 (LT)	5546 SEC LTIM	108281	21	AuRico Gold Inc./or AuRico Inc.	i		N	Y		30-Sep-2029	54R-2852
Powell	L373507	61257-0096 (LT)	5546 SEC LTIM	108281	21	AuRico Gold Inc./or AuRico Inc.	i		N	Y		30-Sep-2029	54R-2852
Powell	L367170	61257-0097 (LT)	5546 SEC LTIM	108281	21	AuRico Gold Inc./or AuRico Inc.	70.516		N	Y		30-Sep-2029	54R-2852
Powell	MR37455	61257-0065 LT)	4636 SEC LTIM	108116	21	AuRico Gold Inc./or AuRico Inc.	10.607		Y	Y		30-Sep-2028
Powell	MR37456	61257-0066 (LT)	4635 SEC LTIM	108117	21	AuRico Gold Inc./or AuRico Inc.	13.128		Y	Y		30-Sep-2028

	6						94.25

Young Davidson North Property (Opawica)

AuRico Gold Inc. - 100%; Pursuant to Offer Purchase Agreement dated June 11, 2010, Northgate purchased an undivided 100% interest from Opawica Explorations Inc. in the below listed mining tenures.

Twp.	Claim No.	PIN No’s	Parcel No. or Claim Status (Active)	Mining Lease No. & “R” for ML’s being Renewed & Tenure Type	Term (Yrs)	Registered Tenure Holder	Area (ha.)		Surface Rights	Mining Rights	Exploration Rights Only	Lease Expiry Date or Clm Renewal Date	Plan Reference No.
Powell	L1206306		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	28-Feb-2018
Powell	L1206307	61257-0119 (LT)	CLM 471	108632	21	AuRico Gold Inc./or AuRico Inc.	i CLM 471	1	Y	Y		31-Mar-2032	54R-5468
Powell	L340615		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L340616		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374013		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2019
Powell	L374014		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374015	61257-0104 (LT)	CLM 462	108510	21	AuRico Gold Inc./or AuRico Inc.	CLM 462 i	1	Y	Y		30-Jun-2031	54R-5434
Powell	L374016	61257-0104 (LT)	CLM 462	108510	21	AuRico Gold Inc./or AuRico Inc.	CLM 462 i	1	Y	Y		30-Jun-2031	54R-5434
Powell	L374017	61257-0104 (LT)	CLM 462	108510	21	AuRico Gold Inc./or AuRico Inc.	CLM462 i	1	Y	Y		30-Jun-2031	54R-5434
Powell	L374235	61257-0104 (LT)	CLM 462	108510	21	AuRico Gold Inc./or AuRico Inc.	CLM 462 i	1	Y	Y		30-Jun-2031	54R-5434
Powell	L374236	61257-0104 (LT)	CLM 462	108510	21	AuRico Gold Inc./or AuRico Inc.	95.758	1	Y	Y		30-Jun-2031	54R-5434
Powell	L374237		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374238		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374239		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374240		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374241		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374242		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L374243		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L387779		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L387780		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L511486		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L511487		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L511488	61257-0119 (LT)	CLM 471	108632	21	AuRico Gold Inc./or AuRico Inc.	i CLM 471	1	N	N		31-Mar-2032	54R-5468
Powell	L511489		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L511490		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	4-Sep-2018
Powell	L531566	61257-0119 (LT)	CLM 471	108632	21	AuRico Gold Inc./or AuRico Inc.	i CLM 471	1	N	N		31 -Mar-2032	54R-5468
Powell	L531567	61257-0119 (LT)	CLM 471	108632	21	AuRico Gold Inc./or AuRico Inc.	i CLM 471	1	N	N		31-Mar-2032	54R-5468
Powell	L531568		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	30-Sep-2018
Powell	L531613	61257-0119 (LT)	CLM 471	108632	21	AuRico Gold Inc./or AuRico Inc.	i CLM 471	1	N	N		31-Mar-2032	54R-5468
Powell	L531614	61257-0119 (LT)	CLM 471	108632	21	AuRico Gold Inc./or AuRico Inc.	77.133	1	N	N		31-Mar-2032	54R-5468
Powell	L531615		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	30-Sep-2018
Powell	L531815		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	30-Sep-2018
Powell	L531816		Active Claim	Mining claim		AuRico Gold Inc./or AuRico Inc.	16.188	1	N	N	Y	30-Sep-2018

	33						529.03

Young-Davidson Property - 87 Balsam Ave, Kirkland Lake AuRico Gold Inc. - 100%
Surface Rights Only Fee Simple Absolute
Twp.		PIN No’s	Plan No.	Lots
Teck		61408-1003 (LT)	M120T	1, 2		AuRico Gold Inc./or AuRico Inc.	0.0533		Y	N		N/A	I 54R-5446

Page 6 of 6	20/01/2015

Lynn Lake

1.	PERMITS

(a)	Work Permit 2014-01-15-012

(b)	Work Permit 2014-01-15-011

(c)	Work Permit 2014-01-15-005

2.	PROPERTIES

Those claims and leases identified on the attached lists and maps in the Lynn Lake Area of Manitoba.

(a)	List of Carlisle Land Position – 222 Claims

(b)	List of Carlisle Land Position – 8 Leases

(c)	List of Breakwater Properties (historical listing – leases converted to claims included in Item 2(a) above)

(d)	Maps of:

(i)	Carlisle Goldfields Ltd. Project Areas

(ii)	Carlisle Goldfields Ltd. Land Position

(iii)	Smaller Project Areas:

A.	Ardbeg

B.	Bruichladich

C.	Burnt Timber

D.	Cartwright-Bonaza

E.	Dunvegan

F.	Farley

G.	Linkwood

H.	Maclellan

I.	North Range

J.	Oban

K.	Shoe-Lace

L.	Snake-Wilmot

Notes

All claims and leases are 100% owned by Carlisle save and except:

(i)	Shoe Lace Claims

See Schedule E to the Joint Venture Agreement

dated November     , 2014 between Carlisle

Goldfields Limited and AuRico Gold Inc. – owned

50.31% by Carlisle and 49.69% by Hudson Bay

Mining and Smelting

(ii)	Nail-Franklin Property — Certain Breakwater leases/claims identified as “JVT” under the column entitled “STATUS” on the List of Breakwater Properties in Item 2(c) above

See Schedule E to the Joint Venture Agreement

dated November     , 2014 between Carlisle

Goldfields Limited and AuRico Gold Inc – owned

78.03% by Carlisle and 21.97% by Breakwater

Resources Ltd.

Schedule B – 2(a)

Claim name	Claim number	Staked	Recorded	Expires	Hectares	Grouping	Mapsheet	Breakwater Agreement
	CB7981	19770521	6/22/1977	8/21/2015	130.00	G10814	64C14SE
	CB7982	19770521	6/22/1977	8/21/2015	130.00	G10814	64C11NE
LACE 1 FR.	P5169E	19850730	8/6/1985	10/5/2014	10.00	G10814	64C11NE
LACE 2 FR.	P5465E	19850730	8/6/1985	10/5/2014	14.00	G10814	64C11NE
	CB7811	19770306	4/6/1977	6/5/2015	33.00	G10814	64C11NE
	CB7810	19770306	4/6/1977	6/5/2015	259.00	G10814	64C11NE
JOIN 2	MB4534	20070527	6/4/2007	8/3/2015	55.00	G11415	64C15SE
JOIN 1	MB4533	20070520	6/4/2007	8/3/2015	169.00	G11415	64C15SE
JOIN 3	MB4535	20070526	6/4/2007	8/3/2015	102.00	G11415	64C15SE
AMBER FR.	W45614	19820624	7/5/1982	9/3/2015	5.00	G11415	64C15SE
BONANZA 7	W47950	19840711	7/24/1984	9/22/2015	10.11	G11415	64C15SE
BONANZA 8	W47949	19840711	7/24/1984	9/22/2015	11.00	G11415	64C15SE
BONANZA #6	P4673E	19731010	10/16/1973	12/15/2014	21.00	G11415	64C15SE
BONANZA #2	P4672E	19731007	10/16/1973	12/15/2014	21.00	G11415	64C15SE
BONANZA #3	P1385C	19651011	11/3/1965	1/2/2015	21.00	G11415	64C15SE
BONANZA #1	P1395C	19651011	11/3/1965	1/2/2015	21.00	G11415	64C15SE
BONANZA #5	P1387C	19651011	11/3/1965	1/2/2015	21.00	G11415	64C15SE
BONANZA #4	P1386C	19651011	11/3/1965	1/2/2015	21.00	G11415	64C15SE
CART #1	CB10335	19800104	2/4/1980	4/5/2015	195.00	G11415	64C15SE
CART #2	CB10336	19800104	2/4/1980	4/5/2015	130.00	G11415	64C15SE
HARRIER	CB11395	19810310	4/13/1981	6/12/2015	81.00	G11415	64C15SE
TUTOR	CB10461	19810309	4/14/1981	6/13/2015	114.00	G11415	64C15SE
FRENCH	W47809	19830531	6/22/1983	8/21/2015	20.00	G11949	64C14SE	Breakwater
TOAST	W47808	19830531	6/22/1983	8/21/2015	25.00	G11949	64C14SE	Breakwater
MAPLE	W47799	19830525	6/22/1983	8/21/2015	160.00	G11949	64C14SE	Breakwater
RAINBOW 100	P5489E	19850822	9/16/1985	11/15/2014	192.00	G11959	64C15NW
MAC 2	P5478E	19850906	9/16/1985	11/15/2014	28.00	G11959	64C15NW
MAC 1 FR.	P5477E	19850906	9/16/1985	11/15/2014	9.00	G11959	64C15NW
RAINBOW 101	P5490E	19850826	9/16/1985	11/15/2014	192.00	G11959	64C15NW
RAINBOW 102	P5484E	19850926	10/10/1985	12/9/2014	145.00	G11959	64C15NW
SHAG	CB10340	19791219	1/21/1980	3/22/2015	31.00	G11959	64C15NW
ROB 10850	MB10850	20121127	12/18/2012	2/16/2015	16.00	G12130	64C16NW
ROB 10842	MB10842	20121125	12/18/2012	2/16/2015	145.00	G12130	64C16NW
ROB 10840	MB10840	20121124	12/18/2012	2/16/2015	240.00	G12130	64C16NW
ROB 10841	MB10841	20121124	12/18/2012	2/16/2015	165.00	G12130	64C16NW
ROB 10843	MB10843	20121125	12/18/2012	2/16/2015	240.00	G12130	64C16NW
RAINBOW 3	W45593	19830204	2/15/1983	4/16/2015	160.00	G12130	64C16NW
RAINBOW 2	W45592	19830203	2/15/1983	4/16/2015	223.00	G12130	64C16NW
FAR 7	P8597E	19850327	4/25/1985	6/24/2017	160.00	G12130	64C16NW
FAR 9	P8599E	19850326	4/25/1985	6/24/2017	256.00	G12130	64C16NW
FAR 10	P8600E	19850326	4/25/1985	6/24/2017	224.00	G12130	64C16NW
FAR 6	P8596E	19850327	4/25/1985	6/24/2017	256.00	G12130	64C16NW

Claim name	Claim number	Staked	Recorded	Expires	Hectares	Grouping	Mapsheet	Breakwater Agreement
FAR 5	P8595E	19850327	4/25/1985	6/24/2017	128.00	G12130	64C16NW
NICKEL 1	P8653E	19850407	5/7/1985	7/6/2017	160.00	G12130	64C16NW
NICKEL 4	P8656E	19850408	5/7/1985	7/6/2017	192.00	G12130	64C16NW
	CB6035	19770612	7/13/1977	9/11/2017	195.00	G12130	64C16NW
	CB6034	19770611	7/13/1977	9/11/2017	65.00	G12130	64C16NW
FAR 1	P8551E	19850220	3/11/1985	5/10/2018	78.00	G12130	64C16NW
ROB 10835	MB10835	20121122	12/18/2012	2/16/2015	256.00	G12131	64C15NE
ROB 10839	MB10839	20121123	12/18/2012	2/16/2015	125.00	G12131	64C15NE
ROB 10833	MB10833	20121123	12/18/2012	2/16/2015	256.00	G12131	64C15NE
ROB 10838	MB10838	20121123	12/18/2012	2/16/2015	106.00	G12131	64C15NE
FAR 12	P8592E	19850328	4/25/1985	6/24/2017	192.00	G12131	64C16NW
FAR 11	P8593E	19850328	4/25/1985	6/24/2017	128.00	G12131	64C16NW
FAR 4	P8594E	19850328	4/25/1985	6/24/2017	256.00	G12131	64C16NW
FAR 17	P8937E	19861219	1/16/1987	3/17/2018	120.00	G12131	64C15NE,64C16NW
FAR 16	P8936E	19861219	1/16/1987	3/17/2018	220.00	G12131	64C16NW
FAR 2	P8552E	19850223	3/11/1985	5/10/2018	75.00	G12131	64C15NE,64C16NW
FAR 3	P8553E	19850224	3/11/1985	5/10/2018	35.00	Gl2131	64C15NE,64C16NW
ARBOUR 23	W48177	19830509	6/3/1983	8/2/2018	96.00	G12131	64C15NE,64C16NW
ARBOUR 21	W48175	19830509	6/3/1983	8/2/2018	16.00	G12131	64C15NE
	CB6031	19770610	7/13/1977	9/11/2018	126.00	G12131	64C16NW
	CB6036	19770614	7/18/1977	9/16/2018	84.00	G12131	64C16NW
	CB6037	19770614	7/18/1977	9/16/2018	146.00	G12131	64C15NE,64C16NW
ARBOUR 26	W48180	19830701	7/20/1983	9/18/2018	80.00	G12131	64C15NE,64C16NW
GORD 1	P8591E	19850801	8/30/1985	10/29/2018	8.00	G12131	64C16NW
ARBOUR 30	W46957	19830831	9/26/1983	11/25/2018	20.00	G12131	64C16NW
ARBOUR 29	W46953	19830831	9/26/1983	11/25/2018	96.00	G12131	64C16NW
ARBOUR 28	W46952	19830831	9/26/1983	11/25/2018	254.00	G12131	64C16NW
	CB9238	19780915	10/16/1978	12/15/2018	98.00	G12131	64C16NW
LESS	CB11416	19810602	7/11/1981	9/9/2015	65.00	G12132	64C15NE,64C16NW
CAUSES	CB11418	19810528	7/11/1981	9/9/2015	146.00	G12132	64C16NW
SMOKING	CB11417	19810601	7/11/1981	9/9/2015	98.00	G12132	64C16NW
FIRES	CB11419	19810528	7/11/1981	9/9/2015	195.00	G12132	64C16NW
CARE	CB11420	19810603	7/11/1981	9/9/2015	227.00	G12132	64C15NE
ROB 10832	MB10832	20121123	12/18/2012	2/16/2015	256.00	G12132	64C14NE
ROB 10836	MB10836	20121122	12/18/2012	2/16/2015	240.00	G12132	64C15NE
ROB 10834	MB10834	20121122	12/18/2012	2/16/2015	256.00	G12132	64C15NE
ROB 10837	MB10837	20121122	12/18/2012	2/16/2015	130.00	G12132	64C15NE
KEL 11377	MB11377	20130419	4/29/2013	6/28/2015	256.00	G12132	64C15NE
KEL 11385	MB11385	20130419	4/29/2013	6/28/2015	220.00	G12132	64C15NE
KEL 11382	MB11382	20130419	4/29/2013	6/28/2015	180.00	G12132	64C15NE
KEL 11378	MB11378	20130419	4/29/2013	6/28/2015	240.00	G12132	64C15NE
KEL 11381	MB11381	20130419	4/29/2013	6/28/2015	256.00	G12132	64C15NE

Claim name	Claim number	Staked	Recorded	Expires	Hectares	Grouping	Mapsheet	Breakwater Agreement
KEL 11386	MB11386	20130419	4/29/2013	6/28/2015	110.00	G12132	64C15NE
KEL 11380	MB11380	20130419	4/29/2013	6/28/2015	256.00	G12133	64C15NE
KEL 11373	MB11373	20130418	4/29/2013	6/28/2015	200.00	G12133	64C15NW
KEL 11367	MB11367	20130418	4/29/2013	6/28/2015	256.00	G12133	64C15NE
KEL 11379	MB11379	20130419	4/29/2013	6/28/2015	225.00	G12133	64C15NE
KEL 11375	MB11375	20130419	4/29/2013	6/28/2015	256.00	G12133	64C15NE
KEL 11368	MB11368	20130419	4/29/2013	6/28/2015	256.00	G12133	64C15NE
KEL 11365	MB11365	20130418	4/29/2013	6/28/2015	124.00	G12133	64C15NE
KEL 11376	MB11376	20130419	4/29/2013	6/28/2015	256.00	G12133	64C15NE
KEL 11372	MB11372	20130418	4/29/2013	6/28/2015	218.00	G12133	64C15NE
KEL 11384	MB11384	20130419	4/29/2013	6/28/2015	220.00	G12133	61C15NE
KEL 11366	MB11366	20130418	4/29/2013	6/28/2015	256.00	G12133	64C15NE
KEL 11374	MB11374	20130418	4/29/2013	6/28/2015	162.00	G12133	64C15NE
KEL 11383	MB11383	20130419	4/29/2013	6/28/2015	160.00	G12133	64C15NE
KEL 11370	MB11370	20130419	4/29/2013	6/28/2015	256.00	G12134	64C15NE
KEL 11369	MB11369	20130419	4/29/2013	6/28/2015	256.00	G12134	64C15NE
KEL 11371	MB11371	20130419	4/29/2013	6/28/2015	256.00	G12134	64C15NE
MANIA	P7261E	19880622	7/18/1988	9/16/2015	112.00	G12135	64C10NW,64C15SW
SHEAR 100	P6003E	19861218	12/23/1986	2/21/2015	33.00	G12135	64C15SW
SHEAR 6	P5892E	19860227	3/24/1986	5/23/2015	212.00	G12135	64C15SW
SHEAR 15	P5895E	19860228	3/24/1986	5/23/2015	236.00	G12135	64C15SW
SHEAR 17	P5900E	19860302	3/24/1986	5/23/2015	137.00	G12135	64C15SW
SHEAR 18	P5901E	19860302	3/24/1986	5/23/2015	191.00	G12135	64C15SW
SHEAR 16	P5899E	19860301	3/24/1986	5/23/2015	211.00	G12135	64C15SW
SHEAR 4	P5888E	19860227	3/24/1986	5/23/2015	192.00	G12135	64C15SW
SHEAR 14	P5893E	19860227	3/24/1986	5/23/2015	215.00	G12135	64C15SW
SHEAR 19	P5902E	19860301	3/24/1986	5/23/2015	235.00	G12135	64C15SW
SHEAR 5	P5891E	19860227	3/24/1986	5/23/2015	135.00	G12135	64C15SW
EAGLE	CB11387	19810302	4/13/1981	6/12/2015	170.00	G12135	64C15SW
FUD 16	CB11388	19810303	4/13/1981	6/12/2015	107.00	G12135	64C15SW
PHANTOM	CB11386	19810301	4/13/1981	6/12/2015	259.00	G12135	64C15SW
JAGUAR	CB11390	19810305	4/14/1981	6/13/2015	259.00	G12135	64C15SW
TOMCAT	CB11389	19810304	4/14/1981	6/13/2015	243.00	G12135	64C15SW
SHEAR 7	MB9455	20110505	5/12/2011	7/11/2015	100.00	G12135	64C15SW
HOPE 4	P5758E	19860103	1/27/1986	3/27/2016	256.00	G12136	64C10NW
HOPE 8	P5762E	19860107	1/27/1986	3/27/2016	49.00	G12136	64C10NW
HOPE 2	P5756E	19851230	1/27/1986	3/27/2016	144.00	G12136	64C10NW,64C15SW
WOLF	W45584	19830124	2/21/1983	4/21/2016	192.00	G12136	64C10NW,64C15SW
FOOT	CB10450	19810202	3/5/1981	5/4/2016	243.00	G12136	64C14SE	Breakwater
RABBIT’S	CB10452	19810202	3/5/1981	5/4/2016	243.00	G12136	64C14SE	Breakwater
BUNNY FR.	W45594	19830303	3/14/1983	5/13/2016	2.00	G12136	64C14SE	Breakwater
DUN 10864	MB10864	20130319	3/28/2013	5/27/2016	207.00	G12136	64C10NW,64C11NE

Claim name	Claim number	Staked	Recorded	Expires	Hectares	Grouping	Mapsheet	Breakwater Agreement
DUN 10862	MB10862	20130319	3/28/2013	5/27/2016	166.00	G12136	64C11NE
DUN 10863	MB10863	20130320	3/28/2013	5/27/2016	207.00	G12136	64C11NE
DUN 10865	MB10865	20130319	3/28/2013	5/27/2016	212.00	G12136	64C10NW
DUN 10866	MB10866	20130319	3/28/2013	5/27/2016	222.00	G12136	64C10NW
DUN 10861	MB10861	20130319	3/28/2013	5/27/2016	141.00	G12136	64C11NE
HOPE 9	P5770E	19860424	5/5/1986	7/4/2016	96.00	G12136	64C10NW
HOPE 1	W45297	19850528	6/17/1985	8/16/2016	252.00	G12136	64C10NW,64C15SW
PYRO	P7260E	19880622	7/18/1988	9/16/2016	256.00	G12136	64C10NW,64C15SW
NODEL 1	W54140	20030628	7/7/2003	9/5/2015	138.00	G12137	64C14SE,64C15SW	Breakwater
MCVEIGH 2	W47963	19840812	8/22/1984	10/21/2014	128.00	G12137	64C14SE,64C15SW	Breakwater
MCVEIGH 1	W47962	19840810	8/22/1984	10/21/2014	128.00	G12137	64C15SW	Breakwater
KEY 5	P2395F	19950901	9/12/1995	11/11/2014	43.00	G12137	64C14SE	Breakwater
BHK 2	P2397F	19971112	11/18/1997	1/17/2015	101.00	G12137	64C14SE	Breakwater
GOOD	CB10447	19810130	3/2/1981	5/1/2015	146.00	G12137	64C15SW
LUCK	CB10448	19810130	3/2/1981	5/1/2015	146.00	G12137	64C15SW
SHEAR 1	P5751E	19860219	3/3/1986	5/2/2015	235.00	G12137	64C15SW
COORS	CB10449	19810202	3/5/1981	5/4/2015	33.00	G12137	64C14SE	Breakwater
SHEAR 2	P5882E	19860221	3/17/1986	5/16/2015	256.00	G12137	64C15SW
SHEAR 3	P5887E	19860226	3/24/1986	5/23/2015	192.00	G12137	64C15SW
DUN 10855	MB10855	20130320	3/28/2013	5/27/2015	225.00	G12137	64C14SE	Breakwater
DUN 10857	MB10857	20130320	3/28/2013	5/27/2015	168.00	G12137	64C14SE	Breakwater
DUN 10859	MB10859	20130320	3/28/2013	5/27/2015	213.00	G12137	64C11NE,64C14SE	Breakwater
DUN 10856	MB10856	20130320	3/28/2013	5/27/2015	254.00	G12137	64C14SE	Breakwater
DUN 10860	MB10860	20130320	3/28/2013	5/27/2015	223.00	G12137	64C11NE,64C14SE	Breakwater
DUN 10858	MB10858	20130320	3/28/2013	5/27/2015	238.00	G12137	64C11NE	Breakwater
TORNADO	CB11381	19810225	4/1/1981	5/31/2015	195.00	G12137	64C15SW
MAY	W54134	19990430	5/11/1999	7/10/2015	90.00	G12137	64C14SE	Breakwater
NAIL	CB11410	19810608	7/11/1981	9/9/2015	98.00	G12138	64C11NE	Breakwater
NAIL 1 FR	P5471E	19850809	8/19/1985	10/18/2014	15.00	G12138	64C11NE,64C14SE	Breakwater
NAIL 2 FR	P5472E	19850809	8/19/1985	10/18/2014	15.00	G12138	64C11NE,64C14SE	Breakwater
CHAP 6	P2394F	19940407	4/21/1994	6/20/2015	220.00	G12138	64C14SE
WIL 1	CB10457	19840528	6/22/1984	8/21/2015	32.00	G3132	64C11NW
WIL 7	P6024E	19860805	8/12/1986	10/11/2014	118.00	G3132	64C11NW
WIL 6	P6005E	19860731	8/12/1986	10/11/2014	34.00	G3132	64C11NW
JEANNE 1	CB12539	19830524	6/10/1983	8/9/2015	32.00	G5282	64C12SE
ASP 13	W47801	19830525	6/10/1983	8/9/2015	14.00	G5282	64C12SE
ASP 14	CB12538	19830604	6/22/1983	8/21/2015	28.00	G5282	64C12SE
ASP 2	CB11414	19810624	7/13/1981	9/11/2015	65.00	G5282	64C12SE
ASP 4	CB12516	19810720	8/10/1981	10/9/2014	98.00	G5282	64C12SE
ASP 3	CB12514	19810714	8/10/1981	10/9/2014	203.00	G5282	64C12SE
ASP 5	CB12515	19810716	8/10/1981	10/9/2014	65.00	G5282	64C12SE
ASP 6	CB12518	19810721	8/10/1981	10/9/2014	141.00	G5282	64C12SE

Claim name	Claim number	Staked	Recorded	Expires	Hectares	Grouping	Mapsheet	Breakwater Agreement
ASP 7	CB12519	19810818	8/31/1981	10/30/2014	65.00	G5282	64C12NE,64C12SE
ASP 22	P5474E	19850904	9/16/1985	11/15/2014	32.00	G5282	64C12SE
ASP 1	CB10423	19800909	10/10/1980	12/9/2014	65.00	G5282	64C12SE
ASP 8	CB11411	19811105	11/16/1981	1/15/2015	16.00	G5282	64C12SE
ASP 9	CB11768	19811215	1/4/1982	3/5/2015	125.00	C5282	64C12NE,64C12SE
ASP 25	P6496E	19880428	5/6/1988	7/5/2015	50.00	G5282	64C12SE
MAC 10854	MB10854	20130318	3/28/2013	5/27/2015	220.00		64C15SE	Breakwater
MAC 10853	MB10853	20130318	3/28/2013	5/27/2015	148.00		64C15SE	Breakwater
MAC 10852	MB10852	20130318	3/28/2013	5/27/2015	159.00		64C15SE	Breakwater
MAC 10845	MB10845	20130316	3/28/2013	5/27/2015	204.00		64C15NW	Breakwater
MAC 10846	MB10846	20130317	3/28/2013	5/27/2015	254.00		64C15NW	Breakwater
MAC 10847	MB10847	20130316	3/28/2013	5/27/2015	239.00		64C15NW	Breakwater
MAC 10844	MB10844	20130316	3/28/2013	5/27/2015	209.00		64C15NW	Breakwater
MAC 10851	MB10851	20130318	3/28/2013	5/27/2015	223.00		64C15SE	Breakwater
MAC 10849	MB10849	20130317	3/28/2013	5/27/2015	210.00		64C15SE	Breakwater
MAC 10848	MB10848	20130317	3/28/2013	5/27/2015	226.00		64C15SW	Breakwater
PETE 11387 FR	MB11387	20130625	6/27/2013	8/26/2015	12.00		64C14SE	Breakwater
BURNT10867	MB10867	20140317	3/20/2014	5/19/2016	178.00		64C15SW
BURNT10868	MB10868	20140317	3/20/2014	5/19/2016	178.00		64C15SW
RANDY 11704	MB11704	20140408	5/2/2014	7/1/2016	142.00		64C15NW
RANDY 11708	MB11708	20140409	5/2/2014	7/1/2016	144.00		64C15NW,64C15SW
RANDY 11707	MB11707	20140410	5/2/2014	7/1/2016	154.00		64C15NW
RANDY 11718	MB11718	20140413	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11743	MB11743	20140417	5/2/2014	7/1/2016	256.00		64C15NE,64C15NW
RANDY 11710	MB11710	20140411	5/2/2014	7/1/2016	222.00		64C15NW
RANDY 11749	MB11749	20140416	5/2/2014	7/1/2016	215.00		64C15NE,64C15NW
RANDY 11479	MB11479	20140418	5/2/2014	7/1/2016	168.00		64C15NE
RANDY 11747	MB11747	20140418	5/2/2014	7/1/2016	165.00		64C15NE
RANDY 11701	MB11701	20140406	5/2/2014	7/1/2016	134.00		64C15NW
RANDY 11706	MB11706	20140408	5/2/2014	7/1/2016	130.00		64C15NW,64C15SW
RANDY 11716	MB11716	20140411	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11714	MB11714	20140411	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11737	MB11737	20140415	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11738	MB11738	20140414	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11739	MB11739	20140416	5/2/2014	7/1/2016	256.00		64C15NE,64C15NW
RANDY 11748	MB11748	20140419	5/2/2014	7/1/2016	185.00		64C15NE
RANDY 11715	MB11715	20140411	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11735	MB11735	20140414	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11744	MB11744	20140429	5/2/2014	7/1/2016	204.00		64C15NE,64C15NW
RANDY 11713	MB11713	20140412	5/2/2014	7/1/2016	131.00		64C15NW
RANDY 11736	MB11736	20140413	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11741	MB11741	20140415	5/2/2014	7/1/2016	256.00		64C15NE,64C15NW

Claim name	Claim number	Staked	Recorded	Expires	Hectares	Grouping	Mapsheet	Breakwater Agreement
RANDY 11705	MB11705	20140407	5/2/2014	7/1/2016	158.00		64C15NW,64C15SW
RANDY 11709	MB11709	20140409	5/2/2014	7/1/2016	222.00		64C15NW
RANDY 11712	MB11712	20140407	5/2/2014	7/1/2016	116.00		64C15NW
RANDY 11746	MB11746	20140419	5/2/2014	7/1/2016	125.00		64C15NE
RANDY 11703	MB11703	20140410	5/2/2014	7/1/2016	147.00		64C15NW
RANDY 11711	MB11711	20140411	5/2/2014	7/1/2016	220.00		64C15NW
RANDY 11717	MB11717	20140414	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11702	MB11702	20140407	5/2/2014	7/1/2016	149.00		64C15NW
RANDY 11719	MB11719	20140412	5/2/2014	7/1/2016	256.00		64C15NW
RANDY 11740	MB11740	20140416	5/2/2014	7/1/2016	256.00		64C15NE,64C15NW
RANDY 11476 FR	MB11476	20140517			4.00		64C15NW
RANDY 11477	MB11477	20140518			24.00		64C15NW

222 Claims				Total	34381

8 Leases					890

Total					35271

Schedule B – 2(b)

Disposition/Lease Number	Type	Area (Ha)	Expiry Date	Project Area	Breakwater Agreement
ML324	Mineral —LEASE	113.00	17/04/2015
ML325	Mineral —LEASE	93.00	17/04/2015	FARLEY
ML326	Mineral —LEASE	122.00	17/04/2015
ML327	Mineral —LEASE	208.00	17/04/2015
ML304	Mineral —LEASE	17.00	01/05/2015		Breakwater
ML305	Mineral —LEASE	27.00	01/05/2015	MACLELLAN	Breakwater
ML68	Mineral —LEASE	289.00	01/05/2015
ML299	Mineral —LEASE	21.00	01/05/2015		Breakwater

	Total	890.00

8 leases

Schedule B – 2(c)

LEASE/CL #	CLAIM NAME	CLAIM SIZE	CLAIM UNIT	STAKE DTE	OPTION DTE	DUE DATE	STATUS
ML-086	FORMER ELB 65	20.74	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-088	FORMER ELB 69	21.1	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-089	FORMER ELB 70	21.02	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-091	FORMER ELB 77	19.83	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-092	FORMER ELB 78	20.44	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-093	FORMER ELB 79	22.56	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-094	FORMER ELB 81	22.28	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-095	FORMER ELB 82	23.39	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-096	FORMER ELB 83	20.44	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-097	FORMER ELB 84	20.75	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-098	FORMER ELB 85	20.91	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-099	FORMER ELB 86	22.54	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-100	FORMER ELB 87	15.74	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-101	FORMER ELB 89	19.08	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-102	FORMER ELB 90	21.37	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-103	FORMER ELB 91	19.05	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-104	FORMER ELB 92	21.33	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-105	FORMER ELB 93	19.18	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-106	FORMER ELB 94	19.95	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-120	FORMER ELB 169	21.25	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-121	FORMER ELB 170	23.9	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-140	FORMER ELB 202	22.42	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-141	FORMER ELB 203	27.36	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-142	FORMER ELB 204	23.84	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-143	FORMER ELB 205	22.58	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-144	FORMER ELB 206	23.9	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-145	FORMER ELB 207	16.05	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-146	FORMER ELB 208	21.69	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-154	FORMER BEL 27 FR	8.09	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-155	FORMER BEL 29 FR	6.86	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-156	FORMER BEL 36	20.23	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-157	FORMER BEL 5	20.49	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-158	FORMER BEL 6	19.61	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-159	FORMER BEL 7	19.49	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-160	FORMER BEL 8	19.96	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-162	FORMER BEL 11	20.81	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-163	FORMER BEL 12	18.94	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-164	FORMER BEL 13	19.17	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-165	FORMER BEL 14	18.94	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-166	FORMER BEL 16	20.3	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-167	FORMER BEL 18	14.97	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-168	FORMER BEL 25 FR	9.73	HA	4/1/1992	4/1/2013	4/1/2009	JVT

LEASE/CL #	CLAIM NAME	CLAIM SIZE	CLAIM UNIT	STAKE DTE	OPTION DTE	DUE DATE	STATUS
ML-169	FORMER BEL 28	20.91	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-170	FORMER BEL 30	19.18	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-171	FORMER BEL 31	17.6	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-172	FORMER BEL 32	20.65	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-173	FORMER BEL 33	20.9	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-174	FORMER BEL 34	18.2	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-175	FORMER BEL 35	19.35	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-176	FORMER BEL 38	20.53	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-177	FORMER BEL 4	20.52	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-178	FORMER BEL 19 FR	7.96	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-179	FORMER BEL 37	20.55	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-185	FORMER BEL 3	20.83	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-187	FORMER BEL 15	16.16	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-188	FORMER BEL 17	20.9	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-189	FORMER BEL 20	20.9	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-190	FORMER BEL 21 FR	10.69	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-191	FORMER BEL 22	20.89	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-192	FORMER BEL 23	17.46	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-193	FORMER BEL 24	20.89	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-194	FORMER BEL 26	20.9	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-195	FORMER MAIL 1	19.22	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-196	FORMER MAIL 2	19.35	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-197	FORMER MAIL 3	15.57	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-198	FORMER MAIL 4	16.95	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-199	FORMER MAIL 5	15.79	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-200	FORMER MAIL 6	18.25	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-201	FORMER MAIL 7	20.9	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-213	FORMER MAIL 71	20.49	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-214	FORMER MAIL 72	18.69	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-215	FORMER MAIL 82	15.1	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-216	FORMER MAIL 83	20.98	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-217	FORMER MAIL 84	20.21	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-218	FORMER MAIL 85	19.59	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-219	FORMER MAIL 86	20.65	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-220	FORMER MAIL 87	17.04	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-221	FORMER MAIL 88	15.23	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-222	FORMER MAIL 89	17.52	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-223	FORMER MAIL 90	15.83	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-224	FORMER MAIL 91	20.83	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-225	FORMER MAIL 92	20.57	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-226	FORMER MAIL 93	18.86	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-227	FORMER MAIL 94	20.31	HA	4/1/1992	4/1/2013	4/1/2009	JVT

LEASE/CL #	CLAIM NAME	CLAIM SIZE	CLAIM UNIT	STAKE DTE	OPTION DTE	DUE DATE	STATUS
ML-228	FORMER MAIL 95	15.93	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-229	FORMER MAIL 96	21.46	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-230	FORMER MAIL 97	20.33	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-231	FORMER MAIL 98	31.54	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-232	FORMER MAIL 99	20.9	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-233	FORMER MAIL 100	11.93	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-234	FORMER MAIL 101	19.1	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-235	FORMER MAIL 102	14.83	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-236	FORMER MAIL 103	17.63	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-237	FORMER MAIL 104	15.44	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-238	FORMER MAIL 105	14.82	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-239	FORMER MAIL 106	15.52	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-240	FORMER MAIL 107	12.22	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-241	FORMER MAIL 108	13.44	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-242	FORMER MAIL 109	8.55	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-277	FORMER MAIL 144 FR	15.9	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-278	FORMER MAIL 145 FR	12.03	HA	4/1/1992	4/1/2013	4/1/2009	JVT
ML-283	FORMER DOT 5	20.9	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-284	FORMER DOT 6	19.23	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-285	FORMER DOT 7	20.66	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-286	FORMER DOT 8	23.6	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-287	FORMER DOT 9	28.14	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-288	FORMER DOT 10	23.5	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-289	FORMER DOT 11	20.93	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-290	FORMER DOT 12	17.7	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-291	FORMER DOT 13	20.07	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-292	FORMER DOT 14	21.61	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-293	FORMER DOT 15	24.6	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-294	FORMER DOT 16 FR	13.65	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-295	FORMER DOT 17	23.5	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-296	FORMER DOT 18	21.59	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-297	FORMER DOT 19	21.97	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-298	FORMER DOT 20	23.38	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-299	FORMER DOT 21	20.54	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-300	FORMER DOT 22	21.4	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-301	FORMER DOT 23	21.18	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-302	FORMER DOT 26	17.13	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-303	FORMER DOT 27	14.66	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-304	FORMER DOT 28	16.83	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-305	FORMER DOT 29	26.62	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-306	FORMER DOT 30	19.74	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-307	FORMER DOT 35	17.36	HA	4/1/1992	4/1/2013	4/1/2009	NSR

LEASE/CL #	CLAIM NAME	CLAIM SIZE	CLAIM UNIT	STAKE DTE	OPTION DTE	DUE DATE	STATUS
ML-308	FORMER DOT 36	21.56	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-309	FORMER DOT 37	23.61	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-310	FORMER DOT 38	21.1	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-311	FORMER DOT 43	19.45	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-312	FORMER DOT 44	19.64	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-313	FORMER DOT 47	22.02	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-314	FORMER DOT 48	24.51	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-315	FORMER DOT 49	20.87	HA	4/1/1992	4/1/2013	4/1/2009	NSR
ML-316	FORMER DOT FR	4.29	HA	4/1/1992	4/1/2013	4/1/2009	NSR
W54134	MAY	90	HA	5/11/1999		5/11/2009	KEYS

LEASE/CL #	GROUP NAME	HOLDER	AREA NAME	AGR.A NAME
ML-086	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-088		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-089		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-091	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-092	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-093		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-094		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-095	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-096	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-097	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-098	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-099	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-100		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-101	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-102	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-103	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-104	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-105	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-106	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-120		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-121		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-140		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-141	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-142	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-143	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-144	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-145	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-146	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-154		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-155		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-156	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-157		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-158		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-159		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-160		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-162		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-163		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-164		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-165		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-166		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-167		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-168		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI

LEASE/CL #	GROUP NAME	HOLDER	AREA NAME	AGR.A NAME
ML-169		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-170		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-171	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-172	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-173		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-174	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-175	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-176	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-177		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-178		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-179	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-185		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-187		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-188		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-189		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-190		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-191		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-192		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-193		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-194		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-195		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-196		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-197	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-198		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-199	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-200	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-201	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-213		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-214	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-215	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-216	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-217	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-218	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-219	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-220	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-221	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-222	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-223		CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-224	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-225	G5190	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-226	G5190	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-227	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI

LEASE/CL #	GROUP NAME	HOLDER	AREA NAME	AGR.A NAME
ML-228	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-229	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-230	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-231	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-232	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-233	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-234	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-235	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-236	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-237	G11121	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-238	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-239	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-240	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-241	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-242	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-277	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-278	G10034	CARLISLE GOLDFIELDS LIMIT	NAIL-FRANKLIN	SGM & ST.JOSEPH EXPLORATI
ML-283		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-284	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-285	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-286		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-287	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-288	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-289	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-290	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-291	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-292	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-293	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-294	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-295	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-296	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-297	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-298	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-299	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-300	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-301		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-302		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLDINC
ML-303	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-304	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-305	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLDINC
ML-306		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-307		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC

LEASE/CL #	GROUP NAME	HOLDER	AREA NAME	AGR.A NAME
ML-308	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-309	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-310		CARLISLE GOLDFIELDS LIMIT	DOTLAKE	NOVAMIN & SHERRGOLD INC
ML-311		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-312	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-313	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-314	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-315	G5194	CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
ML-316		CARLISLE GOLDFIELDS LIMIT	DOT LAKE	NOVAMIN & SHERRGOLD INC
W54134	G11121	CARLISLE GOLDFIELDS LIMIT	MAYNARD LAKE-MAY	SGM & ST. JOSEPH EXPL.LTD

LEASE/CL #	DTE/AGR NO	% OWNER/OP	AGR.B NAME	DTE/AGR NO
ML-086	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-088	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	AUG.07/06 TRANSFER TO	CARLISLE GOLDFIELDS LIMIT
ML-089	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-091	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-092	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-093	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-094	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-095	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-096	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-097	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-098	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-099	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-100	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-101	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-102	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-103	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-104	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-105	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-106	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-120	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANS TO CARLIS
ML-121	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-140	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-141	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-142	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-143	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-144	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	34407
ML-145	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-146	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-154	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-155	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANS TO CARLISLE	OCT.17/06
ML-156	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-157	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-158	1977/10/21, JV#1	78.03% & OP / 21.97%	CARLISLE TRANS. OCT.17/06	ST.JOE OCCURRENCE
ML-159	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-160	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-162	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-163	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-164	1977/10/21, JV#1	78.03% & OP / 21.97%	CARLISLE TRANS. OCT.17/06	ST.JOE OCCURRENCE
ML-165	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-166	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-167	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-168	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06

LEASE/CL #	DTE/AGR NO	% OWNER/OP	AGR.B NAME	DTE/AGR NO
ML-169	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-170	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-171	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-172	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-173	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-174	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-175	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-176	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-177	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-178	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-179	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-185	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-187	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-188	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-189	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-190	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-191	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-192	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-193	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-194	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-195	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-196	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-197	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-198	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-199	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-200	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-201	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-213	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-214	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-215	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-216	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-217	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-218	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-219	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-220	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-221	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-222	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-223	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-224	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-225	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-226	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-227	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06

LEASE/CL #	DTE/AGR NO	% OWNER/OP	AGR.B NAME	DTE/AGR NO
ML-228	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-229	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-230	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-231	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-232	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-233	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-234	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-235	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-236	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-237	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-238	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-239	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-240	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-241	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-242	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.15/06
ML-277	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.20/06
ML-278	1977/10/21, JV#1	78.03% & OP / 21.97%	TRANSFER TO CARLISLE	OCT.17/06
ML-283	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-284	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-285	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-286	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-287	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-288	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-289	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-290	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-291	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-292	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-293	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14, & AMENDMENTS
ML-294	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%	2791341 & EXPL.ELEM.DIVER	1994/03/14 & AMENDMENTS
ML-295	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-296	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-297	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-298	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-299	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-300	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-301	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-302	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-303	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-304	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-305	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-306	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-307	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO

LEASE/CL #	DTE/AGR NO	% OWNER/OP	AGR.B NAME	DTE/AGR NO
ML-308	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-309	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-310	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-311	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-312	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-313	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-314	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-315	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
ML-316	1988/04/07, SALE & PURCHA	0% & MOD. 2% NSR / 100%		AUG.07/06 TRANSFER TO
W54134	1977/10/21, JV#1	78.03% & OP, 21.97%	TRANSFER TO CARLISLE	OCT.17/06

LEASE/CL #	% OWNER/OP	COMMENT 1	COMMENT 3	COMMENT 4
ML-086	EED OPTION TO 50%	PR391; AUG.07/06 TRANSFER	FORMER LEASE M-2260	NOW BREAKWATER & CARLISLE
ML-088	PORTION N:02, S:25 ID	PR391	FORMER LEASE M-2264	NOW BREAKWATER & CARLISLE
ML-089	CARLISLE GOLDFIELDS LIMIT	PR391 NORTH	FORMER LEASE M-2265	NOW BREAKWATER & CARLISLE
ML-091	EED OPTION TO 50%,SE PART	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2272	NOW BREAKWATER & CARLISLE
ML-092	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2273	NOW BREAKWATER & CARLISLE
ML-093	EED OPTION TO 50%	PR391 NORTH; PART S:25	FORMER LEASE M-2274	NOW BREAKWATER & CARLISLE
ML-094	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2276	NOW BREAKWATER & CARLISLE
ML-095	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2277	NOW BREAKWATER & CARLISLE
ML-096	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2278	NOW BREAKWATER & CARLISLE
ML-097	EED OPTION TO 50%,SE PART	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2279	NOW BREAKWATER & CARLISLE
ML-098	EED OPTION TO 50%,SE PART	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2280	NOW BREAKWATER & CARLISLE
ML-099	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2281	NOW BREAKWATER & CARLISLE
ML-100	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2282	NOW BREAKWATER & CARLISLE
ML-101	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2284	NOW BREAKWATER & CARLISLE
ML-102	EED OPTION TO 50%	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2285	NOW BREAKWATER & CARLISLE
ML-103	EED OPTION TO 50%,SE PART	PR391 N; AUG.07/06 TRANSE	FORMER LEASE M-2286	NOW BREAKWATER & CARLISLE
ML-104	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2287	NOW BREAKWATER & CARLISLE
ML-105	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2288	NOW BREAKWATER & CARLISLE
ML-106	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAS	FORMER LEASE M-2289	NOW BREAKWATER & CARLISLE
ML-120	PART N:02 PART S:25	EAST ERIC L. &PR391	FORMER LEASE M-2364	NOW BREAKWATER & CARLISLE
ML-121	CARLISLE GOLDFIELDS LIMIT	EAST ERIC L. &PR391	FORMER LEASE M-2365	NOW BREAKWATER & CARLISLE
ML-140	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2397	NOW BREAKWATER & CARLISLE
ML-141	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2398	NOW BREAKWATER & CARLISLE
ML-142	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2399	NOW BREAKWATER & CARLISLE
ML-143	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2400	NOW BREAKWATER & CARLISLE
ML-144	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2401	NOW BREAKWATER & CARLISLE
ML-145	EED OPTION TO 50%	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2402	NOW BREAKWATER & CARLISLE
ML-146	EED OPTION TO 50%,SE PART	KEEWATIN R; AUG.07/06TRAN	FORMER LEASE M-2403	NOW BREAKWATER & CARLISLE
ML-154		HYDRO LINE	FORMER LEASE M-5663	NOW CARLISLE& BREAKWATER
ML-155		HYDRO LINE	FORMER LEASE M-5664	NOW CARLISLE& BREAKWATER
ML-156		ELB LAKE	FORMER LEASE M-5665	NOW CARLISLE& BREAKWATER
ML-157		SW CORNER BEL GROUP	FORMER LEASE M-5666	NOW CARLISLE& BREAKWATER
ML-158		SW CORNER BEL GROUP	FORMER LEASE M-5667	NOW CARLISLE& BREAKWATER
ML-159		SW CORNER BEL GROUP	FORMER LEASE M-5668	NOW CARLISLE& BREAKWATER
ML-160		NW CORNER BEL GROUP	FORMER LEASE M-5669	NOW CARLISLE& BREAKWATER
ML-162		NW CORNER BEL GROUP	FORMER LEASE M-5671	NOW CARLISLE& BREAKWATER
ML-163		SW CORNER BEL GROUP	FORMER LEASE M-5672	NOW CARLISLE& BREAKWATER
ML-164		SW CORNER BEL GROUP	FORMER LEASE M-5673	NOW CARLISLE& BREAKWATER
ML-165		ACE LAKE	FORMER LEASE M-5674	NOW CARLISLE& BREAKWATER
ML-166		ACE LAKE	FORMER LEASE M-5675	NOW CARLISLE& BREAKWATER
ML-167		ACE LAKE	FORMER LEASE M-5676	NOW CARLISLE& BREAKWATER
ML-168		ACE LAKE	FORMER LEASE M-5677	NOW CARLISLE& BREAKWATER

LEASE/CL #	% OWNER/OP	COMMENT 1	COMMENT 3	COMMENT 4
ML-169		HYDRO LINE	FORMER LEASE M-5678	NOW CARLISLE& BREAKWATER
ML-170		HYDRO LINE	FORMER LEASE M-5679	NOW CARLISLE& BREAKWATER
ML-171		ELB LAKE	FORMER LEASE M-5680	NOW 2791341 & BREAKWATER
ML-172		ELB LAKE	FORMER LEASE M-5681	NOW CARLISLE& BREAKWATER
ML-173		HYDRO LINE	FORMER LEASE M-5682	NOW CARLISLE& BREAKWATER
ML-174		MAYNARD LAKE	FORMER LEASE M-5683	NOW CARLISLE& BREAKWATER
ML-175		MAYNARD LAKE	FORMER LEASE M-5684	NOW CARLISLE& BREAKWATER
ML-176		MAYNARD LAKE	FORMER LEASE M-5685	NOW CARLISLE& BREAKWATER
ML-177		SW CORNER BEL GROUP	FORMER LEASE M-5686	NOW CARLISLE& BREAKWATER
ML-178		ACE LAKE	FORMER LEASE M-5687	NOW CARLISLE& BREAKWATER
ML-179		ELB LAKE	FORMER LEASE M-5688	NOW CARLISLE& BREAKWATER
ML-185		CNR - NW BEL GROUP	FORMER LEASE M-5696	NOW CARLISLE& BREAKWATER
ML-187		ACE LAKE	FORMER LEASE M-5698	NOW CARLISLE& BREAKWATER
ML-188		ACE LAKE	FORMER LEASE M-5699	NOW CARLISLE& BREAKWATER
ML-189		ACE LAKE	FORMER LEASE M-5700	NOW CARLISLE& BREAKWATER
ML-190		ACE LAKE	FORMER LEASE M-5701	NOW CARLISLE& BREAKWATER
ML-191		ACE LAKE - HYDRO LINE	FORMER LEASE M-5702	NOW CARLISLE& BREAKWATER
ML-192		ACE LAKE - HYDRO LINE	FORMER LEASE M-5703	NOW CARLISLE& BREAKWATER
ML-193		ACE LAKE - HYDRO LINE	FORMER LEASE M-5704	NOW CARLISLE& BREAKWATER
ML-194		ACE LAKE - HYDRO LINE	FORMER LEASE M-5705	NOW CARLISLE& BREAKWATER
ML-195		LOUISE LAKE	FORMER LEASE M-7058	NOW CARLISLE& BREAKWATER
ML-196		LOUISE LAKE	FORMER LEASE M-7059	NOW CARLISLE& BREAKWATER
ML-197		LOUISE LAKE	FORMER LEASE M-7060	NOW CARLISLE& BREAKWATER
ML-198		MAIL LAKE NORTH	FORMER LEASE M-7061	NOW CARLISLE& BREAKWATER
ML-199		MAIL LAKE NORTH	FORMER LEASE M-7062	NOW CARLISLE& BREAKWATER
ML-200		MAIL LAKE NORTH	FORMER LEASE M-7063	NOW CARLISLE& BREAKWATER
ML-201		MAIL LAKE NORTH	FORMER LEASE M-7064	NOW CARLISLE& BREAKWATER
ML-213		LOUISE LAKE	FORMER LEASE M-7091	NOW CARLISLE& BREAKWATER
ML-214		LOUISE LAKE	FORMER LEASE M-7092	NOW CARLISLE& BREAKWATER
ML-215		DUTTON LAKE	FORMER LEASE M-7093	NOW CARLISLE& BREAKWATER
ML-216		DUTTON LAKE	FORMER LEASE M-7094	NOW CARLISLE& BREAKWATER
ML-217		WEST OF DUTTON LAKE	FORMER LEASE M-7095	NOW CARLISLE& BREAKWATER
ML-218		WEST OF DUTTON LAKE	FORMER LEASE M-7096	NOW CARLISLE& BREAKWATER
ML-219		WEST OF LOST LAKE	FORMER LEASE M-7097	NOW CARLISLE& BREAKWATER
ML-220		LOST LAKE	FORMER LEASE M-7098	NOW CARLISLE& BREAKWATER
ML-221		LOST LAKE	FORMER LEASE M-7099	NOW CARLISLE& BREAKWATER
ML-222		EAST OF LOST LAKE	FORMER LEASE M-7100	NOW CARLISLE& BREAKWATER
ML-223		EAST OF LOST LAKE	FORMER LEASE M-7101	NOW CARLISLE& BREAKWATER
ML-224		ROW NORTH OF LOST LAKE	FORMER LEASE M-7102	NOW CARLISLE& BREAKWATER
ML-225		ROW NORTH OF LOST LAKE	FORMER LEASE M-7103	NOW CARLISLE& BREAKWATER
ML-226		ROW NORTH OF LOST LAKE	FORMER LEASE M-7104	NOW CARLISLE& BREAKWATER
ML-227		ROW NORTH OF LOST LAKE	FORMER LEASE M-7105	NOW CARLISLE& BREAKWATER

LEASE/CL #	% OWNER/OP	COMMENT 1	COMMENT 3	COMMENT 4
ML-228		WEST OF DUTTON LAKE	FORMER LEASE M-7106	NOW CARLISLE& BREAKWATER
ML-229		WEST OF DUTTON LAKE	FORMER LEASE M-7107	NOW CARLISLE& BREAKWATER
ML-230		WEST OF DUTTON LAKE	FORMER LEASE M-7108	NOW CARLISLE& BREAKWATER
ML-231		WEST OF DUTTON LAKE	FORMER LEASE M-7109	NOW CARLISLE& BREAKWATER
ML-232		WEST OF DUTTON LAKE	FORMER LEASE M-7110	NOW CARLISLE& BREAKWATER
ML-233		WEST OF LOST LAKE	FORMER LEASE M-7111	NOW CARLISLE& BREAKWATER
ML-234		WEST OF LOST LAKE	FORMER LEASE M-7112	NOW CARLISLE& BREAKWATER
ML-235		WEST OF LOST LAKE	FORMER LEASE M-7113	NOW CARLISLE& BREAKWATER
ML-236		WEST OF LOST LAKE	FORMER LEASE M-7114	NOW CARLISLE& BREAKWATER
ML-237		WEST OF LOST LAKE	FORMER LEASE M-7115	NOW CARLISLE& BREAKWATER
ML-238		CNR AREA	FORMER LEASE M-7116	NOW CARLISLE& BREAKWATER
ML-239		CNR AREA	FORMER LEASE M-7117	NOW CARLISLE& BREAKWATER
ML-240		CNR AREA	FORMER LEASE M-7118	NOW CARL1SLE& BREAKWATER
ML-241		CNR AREA	FORMER LEASE M-7119	NOW CARLISLE& BREAKWATER
ML-242		CNR AREA	FORMER LEASE M-7120	NOW CARLISLE& BREAKWATER
ML-277		WEST OF DUTTON LAKE	FORMER LEASE M-7155	NOW CARLISLE& BREAKWATER
ML-278		MAIL LAKE NORTHWEST	FORMER LEASE M-7156	NOW CARLISLE& BREAKWATER
ML-283	CARLISLE GOLDFIELDS LIMIT	BERGE LAKE SOUTHEAST	FORMER LEASE M-7575	NOW BREAKWATER & CARLISLE
ML-284	CARLISLE GOLDFIELDS LIMIT	BERGE LAKE SOUTHEAST	FORMER LEASE M-7576	NOW BREAKWATER & CARLISLE
ML-285	CARLISLE GOLDFIELDS LIMIT	BERGE LAKE SOUTHEAST	FORMER LEASE M-7577	NOW BREAKWATER & CARLISLE
ML-286	CARLISLE GOLDFIELDS LIMIT	BERGE LAKE SOUTHEAST	FORMER LEASE M-7578	NOW BREAKWATER & CARLISLE
ML-287	CARLISLE GOLDFIELDS LIMIT	BERGE LAKE SOUTHEAST	FORMER LEASE M-7579	NOW BREAKWATER & CARLISLE
ML-288	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7580	NOW BREAKWATER & CARLISLE
ML-289	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7581	NOW BREAKWATER & CARLISLE
ML-290	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7582	NOW BREAKWATER & CARLISLE
ML-291	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7583	NOW BREAKWATER & CARLISLE
ML-292	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7584	NOW BREAKWATER & CARLISLE
ML-293	EED OPTION TO 50%,SE PART	DOT L.S; AUG.07/06TRANSFE	FORMER LEASE M-7585	NOW BREAKWATER & CARLISLE
ML-294	EED OPTION TO 50%,SE PART	DOT L.S; AUG.07/06TRANSFE	FORMER LEASE M-7586	NOW BREAKWATER & CARLISLE
ML-295	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7587	NOW BREAKWATER & CARLISLE
ML-296	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7588	NOW BREAKWATER & CARLISLE
ML-297	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7589	NOW BREAKWATER & CARLISLE
ML-298	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7590	NOW BREAKWATER & CARLISLE
ML-299	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7591	NOW BREAKWATER & CARLISLE
ML-300	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7592	NOW BREAKWATER & CARLISLE
ML-301	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7593	NOW BREAKWATER & CARLISLE
ML-302	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7596	NOW BREAKWATER & CARLISLE
ML-303	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7597	NOW BREAKWATER & CARLISLE
ML-304	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7598	NOW BREAKWATER & CARLISLE
ML-305	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7599	NOW BREAKWATER & CARLISLE
ML-306	CARLISLE GOLDFIELDS LIMIT	DOT LAKE SOUTH	FORMER LEASE M-7600	NOW BREAKWATER & CARLISLE
ML-307	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7605	NOW BREAKWATER & CARLISLE

LEASE/CL #	% OWNER/OP	COMMENT 1	COMMENT 3	COMMENT 4
ML-308	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7606	NOW BREAKWATER & CARLISLE
ML-309	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7607	NOW BREAKWATER & CARLISLE
ML-310	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7608	NOW BREAKWATER & CARLISLE
ML-311	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7613	NOW BREAKWATER & CARLISLE
ML-312	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7614	NOW BREAKWATER & CARLISLE
ML-313	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7617	NOW BREAKWATER & CARLISLE
ML-314	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7618	NOW BREAKWATER & CARLISLE
ML-315	CARLISLE GOLDFIELDS LIMIT	KEEWATIN R.-DOT NORTH	FORMER LEASE M-7619	NOW BREAKWATER & CARLISLE
ML-316	CARLISLE GOLDFIELDS LIMIT	BERGE LAKE SOUTHEAST	FORMER LEASE M-7620	NOW BREAKWATER & CARLISLE
W54134		PROTECTION FOR NORTH		NOW CARLISLE& BREAKWATER

Schedule B – 2(d)(i)
CARLISLE GOLDFIELDS LTD. PROJECT AREAS

Schedule B – 2(d)(ii)
CARLISLE GOLDFIELDS LTD
LAND POSITION

Schedule B – 2(d)(iii)(A)

ARDBEG PROJECT AREA
6303000°N
369000°E
370000°E
373000°E
W47799
W47809
W47808
6301000°N

Schedule B – 2(d)(iii)(A)
ARDBEG PROJECT AREA
6303000ºN
369000ºE
370000ºE
373000ºE
6301000ºN
W47799
W47809
W47808

Schedule B – 2(d)(iii)(B)

6310000°N
BRUICHLADICH PROJECT AREA
375000°E
6305000°N
370000°E
385000°E
MB10845
MB10846
MB10847
MB10849
MB10848
MB10851
MB10852
MB10853
MB10854
380000°E
6300000°N

Schedule B – 2(d)(iii)(B)
BRUICHLADICH PROJECT AREA
6310000ºN
375000ºE
6305000ºN
370000ºE
6300000ºN
380000ºE
385000ºE
MB10845
MB10846
MB10847
MB10848
MB10849
MB11387
MB10851
MB10852
MB10853
MB10854

Schedule B – 2(d)(iii)(C)

BURNT TIMBER PROJECT AREA

6295000°N
PS892E
CB11381
MB10867
MB10868
CB11386
P7261E
PS756E
P7260B
6290000°N
PS758E
PS762E
380000°E
390000°E

Schedule B – 2(d)(iii)(C)
BURNT TIMBER PROJECT AREA
6295000ºN
380000ºE
6290000ºN
390000ºE
P5893E
P5892E
P5891E
P5888E
P5887E
CB11381
MB10867
MB10868
CB11386
P5756E
P7260E
P7261E
P5758E
P5762E

Schedule B – 2(d)(iii)(D)

6297000"N
CARTWRIGHT-BONAZA PROJECT AREA
6296000"N
MB4534
MB4533
MB4535
CB10461
CB10135
CB10334
394000'E
395000'E
401000'E
402000'E
W45614
W47950
W47949
6294000"N
P1387C
P1385C
P1395C
CB11395
399000'E
400000'E
P46738
P1386C
P46728
6293000"N

Schedule B – 2(d)(iii)(D)
6297000ºN
CARTWRIGHT-BONAZA PROJECT AREA
6296000ºN
395000ºE
394000ºE
6294000ºN
6293000ºN
399000ºE
400000ºE
402000ºE
401000ºE
MB4533
MB4534
MB4535
CB10461
CB10335
CB10336
W47949
W47950
W45614
P1387C
P1385C
P1395C
CB11395
P4673E
P1386C
P4672E

Schedule B – 2(d)(iii)(E)

DUNVEGAN PROJECT AREA
6295000°N
6290000°N
365000°E
380000°E
W54134
P2397F
P2395F
W54140
W47963
W47962
MB10855
MB10856
MB10857
CB10449
P2394F
MB10858
MB10859
MB10860
CB10452
CB10450
PS4716
PS4728
CB11416
MB10861
MB10862
MB10863
MB10864
MB10865
MB10866
W45594

Schedule B – 2(d)(iii)(E)
DUNVEGAN PROJECT AREA
6295000ºN
365000ºE
6290000ºN
380000ºE
W54140
W54134
P2397F
P2395F
W47963
W47962
MB10855
MB10856
MB10857
CB10449
P2394F
MB10858
MB10859
MB10860
W45594
CB10452
CB10450
P5471E
P5472E
CB11410
MB10861
MB10862
MB10863
MB10864
MB10865
MB10866

Schedule B – 2(d)(iii)(F)

6315000°N
FARLEY PROJECT AREA
MB10832
MB10833
MB10838
PB937E
PB936E
MB10834
MB10835
MB10839
CB6037
W46952
PB592E
PB593E
PB595E
PB594E
PB596E
PB599E
W48175
W48177
W46953
MB10836
MB10837
CB11420
W48180
PB552E
CB6036
CB9238
PB591E
W46957
ML327
PB597E
PB600E
CB11416
CB11417
CB6031
ML324
ML325
W45593
ML326
CB11418
CB11419
W45592
MB10840
MB10841
CB6035
PB653E
CB6034
PB551E
MB10842
MB10843
PB656E
MB10850
6305000°N
405000°E
420000°E

Schedule B – 2(d)(iii)(F)
6315000ºN
FARLEY PROJECT AREA
405000ºE
6305000ºN
420000ºE
MB10832
MB10833
MB10834
MB10835
MB10836
MB10837
MB10838
MB10839
CB11420
W48175
W48177
P8937E
CB6037
P8553E
P8936E
W46952
P8592E
W46953
P8593E
P8594E
P8595E
P8596E
P8599E
W48180
P8552E
CB6036
P8591E
CB9238
W46957
ML327
P8597E
P8600E
W45593
CB11416
CB11417
CB6031
ML324
ML325
CB11418
CB11419
ML326
W45592
MB10840
MB10841
MB10842
CB6095
CB6034
P8551E
P8653E
MB10843
P8656E
MB10850

Schedule B – 2(d)(iii)(G)

6295000°N
LINKWOOD PROJECT AREA
P5751E
P5882E
6292500°N
377500°E
CB10447
CB10448
382500°E
385000°E
W45584
W45297
P5770E
6290000°N

Schedule B – 2(d)(iii)(G)
6295000ºN
LINKWOOD PROJECT AREA
377500ºE
6292500ºN
382500ºE
385000ºE
6290000ºN
P5751B
P5882E
CB10447
CB10448
W45584
W45297
P5770E

Schedule B – 2(d)(iii)(H)

MACLELLAN PROJECT AREA
6310000°N
375000°E
380000°E
390000°E
6305000°N
PS490E
PS489B
PS484E
MB11712
MB11713
MB11711
MB11714
MB10844
ML305
ML304
ML299
ML68
MB11710
MB11715
MB11704
MB11707
MB11709
MB11716
MB11705
MB11706
MB11708

Schedule B – 2(d)(iii)(H)
MACLELLAN PROJECT AREA
375000ºE
380000ºE
6310000ºN
390000ºE
6305000ºN
MB11701
P5490E
P5489E
MB11702
P5484E
P5478E
MB10644
ML305
ML304
ML299
CB10340
ML68
P5477E
MB11703
MB11704
MB11707
MB11705
MB11706
MB11712
MB11711
MB11710
MB11709
MB11708
MB11713
MB11714
MB11715
MB11716

Schedule B – 2(d)(iii)(I)

NORTH RANGE PROJECT AREA
6315000°N
6310000°N
385000°E
390000°E
395000°E
400000°E
405000°E
MB11739
MB11365
MB11366
MB11367
MB11368
MB11369
MB11370
MB11371
MB11372
MB11373
MB11478
MB11375
MB11376
MB11377
MB11378
MB11717
MB11735
MB11737
MB11740
MB11744
MB11476
MB11746
MB11718
MB11736
MB11741
MB11743
MB11750
MB11747
MB11379
MB11380
MB11381
MB11382
MB11719
MB11384

Schedule B – 2(d)(iii)(I)
NORTH RANGE PROJECT AREA
6315000ºN
385000ºE
390000ºE
6310000ºN
395000ºE
400000ºE
405000ºE
MB11717
MB11718
MB11719
MB11735
MB11736
MB11737
MB11738
MB11739
MB11740
MB11741
MB11742
MB11365
MB11372
MB11744
MB11476
MB11743
MB11750
MB11366
MB11373
MB11479
MB11367
MB11374
MB11478
MB11746
MB11477
MB11747
MB11748
MB11368
MB11375
MB11379
MB11383
MB11369
MB11376
MB11380
MB11384
MB11370
MB11377
MB11381
MB11385
MB11371
MB11378
MB11382
MB11366

Schedule B – 2(d)(iii)(J)

6297500°N
OBAN PROJECT AREA
PS900E
PS901E
PS899E
PS895E
P6003E
M8945E
CB11390
CB11388
CB11387
385000°E
387500°E
392500°E
395000°E
6292500°N

Schedule B – 2(d)(iii)(J)
6297500ºN
OBAN PROJECT AREA
385000ºE
6292500ºN
392500ºE
395000ºE
387500ºE
P5895E
MB9455
CB11387
P5899E
P6003E
CB11388
P5900E
P5901E
CB11389
P5902E
CB11390

Schedule B – 2(d)(iii)(K)

SHOE-LACE PROJECT AREA
6292500°N
CB7901
CB7902
362500°E
365000°E
367500°E
PS465E
CB7810
6290000°N
CB7811
PS169E

Schedule B – 2(d)(iii)(K)
SHOE-LACE PROJECT AREA
362500ºE
365000ºE
6292500ºN
6290000ºN
367500ºE
CB7981
CB7982
CB7810
P5465E
CB7811
P5169E

Schedule B – 2(d)(iii)(L)

SNAKE-WILMOT PROJECT AREA
6280000°N
6275000°N
340000°E
345000°E
350000°E
CB11768
CB12519
CB11414
CB12518
CB12514
CB12516
CB10423
CB12515
CB10457

Schedule B – 2(d)(iii)(L)
SNAKE-WILMOT PROJECT AREA
340000ºE
345000ºE
6275000ºN
6280000ºN
350000ºE
CB11768
CB12519
CB11414
CB12518
CB11411
P5474E
CB12514
CB12516
CB10423
CB12515
W47801
CB12538
CB12539
P6496E
P6024E
CB10457
P6005E

Chanate Orion

February 10th, 2015

AuRico Gold Inc.

400-1701 Hollis Street

Halifax, Nova Scotia B3J 3M8

Canada

Dear Sirs:

Per your request, this is a legal opinion regarding title and related matters to the Concessions that cover the mining claims mentioned herein below until December 31, 2014, of NAYARIT GOLD DE MEXICO, S.A. de C.V. and ORO DE ALTAR S. DE R.L. DE C.V.; which are located in the Municipalities of El Rosario, State of Sinaloa; Acaponeta, State of Nayarit and Caborca, Navojoa and Saric, State of Sonora.

The information provided with respect to the Concessions is based on a search for that purpose at the General Bureau of Mines (“GBM”) and the Public Registry of Mining (the “Registry”) within the Ministry of Economy.

REPORT

From the analyzed mining lots, we found that they are all valid.

I present to you a summary of each concession, regardless that separately we are sending the complete information regarding payments made by NAYARIT GOLD DE MEXICO, S.A. de C.V., and ORO DE ALTAR S. DE R.L. DE C.V.

I. LISTING OF MINING LOTS WHOSE HOLDER IS ORO DE ALTAR, S. DE R.L. DE C.V.

1.- Mining lots in the municipality of Caborca, State of Sonora.

A) PROJECT EL CHANATE

Concession Name	Title Number	Surface (Has)	Issued	Expiration
SANTA RITA 4 FRACCIÓN III	233576	110.2725	24/03/2009	23/03/2059
CABORCA	239557	872.9643	16/12/11	15/12/61

1

UNIFICACIÓN CHANATE	242965	3,660.0303	20/09/94	19/09/44
LOS TRES AMIGOS	242108	69.8118	09/05/13	08/05/63

Total 4 Titles		4713.0789

We are processing in the GBM one more concession in Caborca, on behalf of ORO DE ALTAR, S. de R.L. de C.V.

Concession Name	Surface (Has)	File	Application Date
LAS DOS VIRGENES FRACC.	10.0000	082/37806	25/06/12

Oro de Altar, S. de R.L. de C.V. has a lease agreement of exploration and option of assignment for the following concessions located in Caborca:

B) PROJECT SAN FELIX

Lease with “Minerales de Tarachi, S. de R.L. de C.V.”, “Mexus Enterprises, S.A. de C.V.” and “Atzek Mineral, S.A. de C.V.”

Concession Name	Title Number	Surface (Has)	Issued	Expiration
SAN CARLOS	207583	22.1965	30/06/98	29/06/48
SAN FÉLIX	219250	48.0000	20/02/03	19/02/53
POZA RICA	219898	47.0000	07/05/03	06/05/53
LA CHINCHI	226691	411.8324	17/02/06	16/02/56
PHOENIX	227706	31.1234	28/07/06	27/07/56
PHOENIX	237150	1498.1283	19/11/10	18/11/60
PHOENIX 3	237152	945.0000	19/11/10	18/11/60
MARCO	238160	3592.6210	09/08/11	08/08/61
MARCO	238495	4693.3204	23/09/11	22/09/61
PHOENIX 4	238674	1.8036	11/10/11	10/10/61

Total 10 Titles		11,291.0256

2.- Mining lots in the municipality of Saric, State of Sonora.

A) PROJECT PLOMO

Concession Name	Title Number	Surface (Has)	Issued	Expiration
SANTA RITA 1	231373	3765.9666	12/02/2008	11/02/2058
LA PLOMOSA	In process	22.0000	File 082/36188

Total 2 Titles		3,787.9666

2

B) PROJECT SARIC - ODA

Concession Name	Title Number	Surface (Has)	Issued	Expiration
SANTA RITA III	232117	2233.3163	20/06/2008	19/06/2058
SANTA RITA V	236068	630.9601	04/05/2010	03/05/2060

Total 2 Titles		2,864.2764

3.- Mining lots in the municipality of Navojoa, State of Sonora.

A) PROJECT LAS LAJAS

Lease with “Minera Goldzone, S.A. de C.V.” and Mr. José Rafael Gallardo Romero

Concession Name	Title Number	Surface (Has)	Issued	Expiration
PELUCHIN	215004	40.0000	29/01/02	28/01/52
EL TERCO	217412	61.6273	09/07/02	08/07/52
TERCO DOS	218814	30.0000	21/01/03	20/01/53
MIDAS	222432	2913.8372	08/07/04	07/07/54
IDANIA 3	223531	189.8596	13/01/05	12/01/55
MIDAS 2	238840	4910.5926	11/01/05	10/01/55

Total 6 Titles		8145.9167

4.- Mining lots in the municipality of El Rosario, State of Sinaloa.

A) PROJECT SANTA FE

Lease with “Industrial Minera Tres Tortugas, S.A. de C.V.”, “Grupo Tres Tortugas, S.A. de C.V.”, Enrique Gaitán Cortés, Margarita Enriquez Sanchez and Mariano Pablo Fuente Chapoy.

Concession Name	Title Number	Surface (Has)	Issued	Expiration
SANTA FE	219003	144.0000	28/01/03	27/01/53
SANTA FE 2	240099	496.7014	13/04/12	12/04/62
SANTA FE 1	240158	477.7014	13/04/12	12/04/62
SANTA FE 3	241847	2012.6470	27/03/13	26/03/63
SANTA FE 4	241848	685.1235	27/03/13	26/03/63

Total 5 Titles		3,816.1733

3

The Concessionaire is processing in the GBM one more concession in El Rosario, on behalf of Eduardo de la Peña Gaitán

Concession Name	Surface (Has)	File	Application Date
SANTA FE 5	13,332.00	095/14450	—

5.- Mining lots in the municipality of Saric, State of Sonora.

A) PROJECT BATAMOTE

Concession Name	Title Number	Surface (Has)	Issued	Expiration
CANASTA DORADA 1 REDUCCION	236084	629.5718	23/03/07	22/03/57
BATAMOTE REDUCCIÓN	235741	10970.1045	10/08/06	09/08/56

Total 2 Titles		11,599.6763

II. Listing of mining lots whose holder is NAYARIT GOLD DE MEXICO, S.A. de C.V.

1.- Mining lots in the municipality of Acaponeta, State of Nayarit.

A) PROJECT NAYARIT GOLD

Concession Name	Title Number	Surface (Has)	Issued	Expiration
SAN FRANCISCO TRES	203136	32.7451	08/05/1996	07/05/2046
SAN JUAN FRACC I	205392	1339.0131	29/08/1997	28/08/2047
SAN JUAN FRACC II	205393	0.8092	29/08/1997	28/08/2047
ORION	205616	527.5021	19/09/1997	18/09/2047
ISIS	214395	101.3390	06/09/2001	05/09/2051
SAN JUAN I	221365	45.6307	03/02/2004	02/02/2054
EL MAGNIFICO FRACC. I	221588	6.9029	02/03/2004	01/03/2054
EL MAGNIFICO FRACC. II	221589	32.0000	02/03/2004	01/03/2054
EL MAGNIFICO FRACC. III	221590	6.9575	02/03/2004	01/03/2054
EL MAGNIFICO FRACC. IV	221591	8.8388	02/03/2004	01/03/2054
EL MAGNIFICO	221592	7595.7440	02/03/2004	01/03/2054
SAN MIGUEL	224392	1177.3814	03/05/2005	02/05/2055
BONANZA	227603	200.0000	18/07/2006	17/07/2056
REESE	227775	3104.2929	10/08/2006	09/08/2056
GROSS FRACC I	228826	67148.7686	07/02/2007	06/02/2057
GROSS FRACC II	228827	16.0000	07/02/2007	06/02/2057
EL DORADO	228887	23001.8520	16/02/2007	15/02/2057
SANTA ANA	236971	4800.0000	08/10/2010	07/10/2060
LA ESTRELLA	196009	146.3529	23/09/92	22/09/42

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Total 19 Titles	109,292.1302

NAYARIT GOLD DE MÉXICO, S.A. DE C.V., requested from GBM on January 30th, 2015 a reduction of the following Lots:

GROSS FRACC I	228826	67,148.7686 Has	07/02/2007	06/02/2057
	REDUCTION REQUESTED	55,507.9575 Has
	SURFACE RETAINED	11,640.8111 Has
EL DORADO	228887	23,001.8520 Has	16/02/2007	15/02/2057
	REDUCTION REQUESTED	23,001.8520 Has
	SURFACE RETAINED	0.0000 Has

We understand that NAYARIT GOLD DE MÉXICO, S.A. DE MÉXICO, is going to request as well the reduction of the following Lot:

SANTA ANA	236971	4800.0000 Has	08/10/2010	07/10/2060

III. Mining Obligations

A. The obligations with which holders of exploration and exploitation concessions must comply in order to maintain their concessions in full force and effect, pursuant to the Mexican mining legislation and the Federal Fees Law are as follows:

1. During the month of May of each year, concessionaires that have more than 1,000 hectares in concession must file before the GBM, the “Work assessment reports” in respect of works made on each concession or group of concessions for the immediately preceding calendar year. The Regulations of the Mining Law establish the tables containing the minimum investment amounts that must be performed on every concession. The amount will be updated annually in accordance with the variation to the Consumer Price Index.

2. During the months of January and July of each year, concessionaires must pay the mining rights for the area that pertains to each concession (on a per hectare basis), based upon a rate that is published in the Official Gazette of the Federation.

B. We identified that the following Lots from the company NAYARIT GOLD DE MEXICO, S.A. DE C.V. have due payments in relation to the mining rights for the first semester of 2015:

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No.	Lot Name	Title Number	Surface (Hectares)	Due Payments Second Semester 2014 (Mexican Pesos)	Due Payments First Semester 2015 (Mexican Pesos)
1	GROSS FRACC I	228826	67148.7686	$2,740,244.00	$1,679,378.00
2	GROSS FRACC II	228827	16.0000	$653.00	$1,289.00
3	EL DORADO	228887	23001.8520	$938,672.00	$1,853,498.00
4	SANTA ANA	236971	4800.0000	$97,381.00	$96,162.00
5	SAN MIGUEL	224392	1177.3814	$96,068.00	$166,970.00
6	SAN FRANCISCO TRES	203136	32.7451		$4,644.00
7	SAN JUAN FRACC I	205392	1339.0131		$189,892.00
8	SAN JUAN FRACC II	205393	0.8092		$115.00
9	ORION	205616	527.5021		$74,808.00
10	ISIS	214395	101.3390		$14,371.00
11	SAN JUAN I	221365	45.6307		$6,471.00
12	EL MAGNIFICO FRACC. I	221588	6.9029		$979.00
13	EL MAGNIFICO FRACC. II	221589	32.0000		$4,538.00
14	EL MAGNIFICO FRACC. III	221590	6.9575		$987.00
15	EL MAGNIFICO FRACC. IV	221591	8.8388		$1,253.00
16	EL MAGNIFICO	221592	7595.7440		$1,077,187.00
17	BONANZA	227603	200.0000		$16,116.00
18	REESE	227775	3104.2929		$250,145.00
19	LA ESTRELLA	196009	146.3529		$20,755.00

	TOTAL			$3,873,018.00	$5,459,558.00

C. For all the Lots, all the obligations have been fully performed until second semester of 2014.

IV. Opinion

1. NAYARIT GOLD DE MEXICO, S.A. de C.V. and ORO DE ALTAR S. DE R.L. DE C.V.: having been validly incorporated pursuant to the Mexican commercial legislation and since they have: i) a corporate purpose that refers to the exploration or exploitation of minerals or substances subject to the application of the Mining Law; ii) its legal domicile in the Mexican Republic; and iii) participation of foreign investors as allowed by the Foreign Investment Law, pursuant to Article 11 of the Mining Law, these two companies are legally capable of holding and hold their acquired interest in the Concessions.

The Concessions: Based on our search performed before the General Bureau of Mines and in the Public Registry of Mining, it is our opinion that all the concessions of the mining lots operated by NAYARIT GOLD DE MEXICO, S.A. de C.V. and ORO DE ALTAR S. DE R.L DE C.V. are in good standing, and currently valid for purposes of exploitation and exploration, as applicable, of the mining claims covered by the concessions pursuant to the Mexican mining legislation. With the exception of the due mining rights payments described in Point III, letter B) of this legal opinion, no fees, taxes or levies are currently due in respect of any of them.

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This opinion is solely for the benefit of the addressees, and no other entity or person shall be entitled to rely on its contents without the express written consent of Pablo Mendez Alvidrez.

Should you have any questions with respect to this opinion, please do not hesitate to call on us.

Sincerely yours,

Pablo Mendez Alvidrez

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